Exhibit 99.1

Quanex Corporation 1900 West Loop South Suite 1500 Houston, TX 77027
           , 2008
Dear Quanex Corporation Stockholder:

As previously announced, the Board of Directors of Quanex Corporation approved a plan to separate its building products and vehicular products businesses. To accomplish this, Quanex Corporation is, immediately prior to and in connection with the merger of a wholly-owned subsidiary of Gerdau S.A. with and into Quanex Corporation, spinning off the limited liability company interests of its building products subsidiary containing all of the assets and liabilities of Quanex Corporation’s building products group known as Quanex Building Products LLC. The interests are being distributed to Quanex Corporation’s stockholders on the basis of one unit of Quanex Building Products LLC for each share of Quanex Corporation common stock outstanding. Immediately following the spin-off, Quanex Building Products LLC will merge with and into its wholly-owned subsidiary Quanex Building Products Corporation, with Quanex Building Products Corporation being the surviving company in the merger. Each unit of Quanex Building Products LLC will be converted immediately into one share of Quanex Building Products Corporation common stock. As a result, each Quanex Corporation stockholder will receive one share of Quanex Building Products Corporation common stock for each share of Quanex Corporation common stock held by such stockholder.

Immediately following and in connection with the spin-off, a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation, which will consist principally of the vehicular products business and non-building products related corporate accounts. Each Quanex Corporation stockholder of record will be able to exchange the shares of Quanex Corporation common stock held by such stockholder for cash consideration of $39.20 per share. The spin-off and merger are taking place on          , 2008.

Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Quanex Building Products Corporation common stock.

The attached information statement, which is being mailed to all Quanex Corporation stockholders of record, describes the spin-off in detail and contains important information, including financial statements, about Quanex Building Products Corporation. The shares of Quanex Building Products Corporation common stock have been authorized for listing and will trade under the symbol “NX” on the New York Stock Exchange.

We look forward to our future as a separately-traded public company and to your support as a holder of Quanex Building Products Corporation common stock.

Sincerely,

Raymond A. Jean
President and Chief Executive Officer

Preliminary and Subject to Completion, dated February 14, 2008

INFORMATION STATEMENT

Quanex Building Products Corporation
Common Stock
(Par Value $0.01 per share)

This information statement is being furnished in connection with the issuance of shares of Quanex Building Products Corporation common stock to holders of Quanex Corporation common stock in connection with the spin-off of Quanex Building Products LLC, referred to as the spin-off, and the subsequent merger of Quanex Building Products LLC with and into Quanex Building Products Corporation, referred to as the Quanex Building Products merger.

Quanex Corporation will, immediately prior to and in connection with the merger of a wholly-owned subsidiary of Gerdau S.A. with and into Quanex Corporation, referred to as the Quanex/Gerdau merger, spin off the limited liability company interests of its building products subsidiary containing all of the assets and liabilities of Quanex Corporation’s building products group known as Quanex Building Products LLC. The interests will be distributed to Quanex Corporation’s stockholders on the basis of one unit of Quanex Building Products LLC for each share of Quanex Corporation common stock outstanding. Immediately following the spin-off, Quanex Building Products LLC will merge with and into its wholly-owned subsidiary Quanex Building Products Corporation, with Quanex Building Products Corporation being the surviving company in the merger. Each unit of Quanex Building Products LLC will be converted immediately into one share of Quanex Building Products Corporation common stock. As a result, each Quanex Corporation stockholder will receive one share of Quanex Building Products Corporation common stock for each share of Quanex Corporation common stock held by such stockholder.

The units of Quanex Building Products LLC will be distributed to holders of Quanex Corporation common stock of record on          , 2008, which will be the record date. These stockholders will receive one unit of Quanex Building Products LLC for every share of Quanex Corporation common stock held on the record date. The distribution will be effective at 9:00 a.m., New York City time, on the record date, which we also refer to as the distribution date. Immediately following the distribution, each unit of Quanex Building Products LLC will be converted into one share of our common stock in the Quanex Building Products merger. As a result, these stockholders will receive one share of our common stock for every share of Quanex Corporation common stock held on the record date. The Quanex Building Products merger will be effective at 9:01 a.m., New York City time, on the distribution date.

No approval of Quanex Corporation’s stockholders is required or sought for the distribution or the Quanex Building Products merger. We are not asking you for a proxy and you are requested not to send us a proxy. Quanex Corporation stockholders are not required to pay for the shares of our common stock being received by them in connection with the distribution and the Quanex Building Products merger, or to surrender or to exchange shares of Quanex Corporation common stock in order to receive our common stock or to take any other action in connection with the distribution and the Quanex Building Products merger. There is no current trading market for our common stock. However, we expect that a limited market, commonly known as a “when- issued” trading market, for our common stock will develop prior to the distribution date, and we expect “regular way” trading of our common stock will begin the first trading day after the distribution date. Our common stock has been authorized for listing and will trade on the New York Stock Exchange (the “NYSE”) under the symbol “NX”.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is          , 2008.
Quanex Corporation first mailed this document to its stockholders on          , 2008.

SUMMARY

This summary highlights information contained elsewhere in this information statement and provides an overview of our company and the material aspects of our spin-off from Quanex Corporation. You should read this entire information statement carefully, especially the risk factors discussed beginning on page 11 and our consolidated historical and pro forma financial statements and notes to those statements appearing elsewhere in this information statement. Unless the context otherwise requires, references in this information statement to (i) “Quanex Building Products,” “we,” “our” and “us” refer to Quanex Building Products Corporation and its consolidated subsidiaries and (ii) “Quanex Corporation” refer to Quanex Corporation and its consolidated subsidiaries (other than us).

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

We describe in this information statement the building products businesses to be transferred in connection with the spin-off and the Quanex Building Products merger as if the building products businesses were our businesses. However, we will not conduct any operations separate from Quanex Corporation prior to the Quanex Building Products merger.

Our Business

We are a technological leader in the production of aluminum flat-rolled products, flexible insulating glass spacer systems, extruded plastic profiles, and precision-formed metal and wood products which primarily serve the North American building products markets. We use low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. We believe these capabilities also provide us with unique competitive advantages. Our growth strategy is focused on protecting, nurturing and developing our core building products businesses, introducing new innovative product lines, and pursuing expansion through the acquisition of companies that produce similar products and serve similar or adjacent building products markets in North America, Europe and Asia.

Our Business Segments

We operate in two reportable business segments: Engineered Building Products and Aluminum Sheet Building Products.

Engineered Building Products.  The Engineered Building Products segment is comprised of six fabricated metal components operations, two facilities producing wood fenestration (door and window) components, four polyvinyl chloride (vinyl) extrusion facilities, a flexible insulating glass spacer operation and a facility that produces automated equipment for assembling insulating glass units. The segment’s operations produce window and door components for original equipment manufacturers, or OEMs, that primarily serve the residential construction and remodeling markets. Products include insulating glass spacer/sealant systems, window and patio door screens, aluminum cladding and other roll formed metal window components, door components such as thresholds and astragals, residential exterior products, engineered vinyl and composite patio door and window profiles and custom window grilles, and trim and architectural mouldings in a variety of woods for the home improvement, residential, and light commercial construction markets.

Our extrusion operations use highly automated production facilities to manufacture vinyl and composite profiles, the framing material used by fenestration OEMs in the assembly of vinyl windows and patio doors. Value-added capabilities include window system design, tooling design and fabrication, PVC compound blending, in-line weatherstrip installation and miter cutting, and co-extrusion of integrated weather-resistant coatings. Metal fabrication operations include roll forming, stamping, and end-product assembly to produce a variety of fenestration products. In addition, the insulating glass sealant business uses co-extrusion and laminating technology to produce highly engineered, butyl rubber-based window spacer products used to separate two panes of glass in a window sash to improve its thermal performance. Engineered Products customers’ end-use applications include windows and window components, patio door and entry door systems, and custom hardwood architectural moldings. Key success factors range from design and development expertise to flexible, world class quality manufacturing capability and just-in-time delivery.

Aluminum Sheet Building Products.  The Aluminum Sheet Building Products segment is comprised of an aluminum mini-mill casting operation and three stand-alone aluminum sheet cold finishing operations. Aluminum sheet finishing capabilities include reducing reroll coil to specific gauge, annealing, slitting and custom coating. Customer end-use applications include exterior housing trim, fascias, roof edgings, soffits, downspouts and gutters. The product is packaged and delivered for use by various customers in the building and construction markets, as well as other capital goods and transportation markets.

Our aluminum mini-mill uses an in-line casting process with the capacity to produce approximately 400 million pounds of reroll (hot-rolled aluminum sheet) annually. The mini-mill converts aluminum scrap to reroll through melting, continuous casting, and in-line hot rolling processes. It also has aluminum scrap shredding and blending capabilities, including two rotary barrel melting furnaces and a dross recovery system that broaden the mini-mill’s use of raw materials, allowing it to melt lesser grades of scrap, while improving raw material yields. Delacquering equipment improves the quality of the scrap before it reaches the primary melt furnaces by burning off combustibles. In addition, scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition. We believe our production capabilities result in a significant manufacturing advantage and savings from reduced raw material costs, optimized scrap utilization, reduced unit energy cost and lower labor costs.

The Distribution, the Quanex/Gerdau Merger and the Quanex Building Products Merger

Quanex Corporation will, immediately prior to and in connection with the Quanex/Gerdau merger, spin off the limited liability company interests of Quanex Building Products LLC, which holds directly or indirectly all of the assets and liabilities of its building products group. The interests will be distributed to Quanex Corporation’s stockholders on the basis of one unit of Quanex Building Products LLC for each share of Quanex Corporation common stock outstanding on the record date. Immediately following the spin-off, Quanex Building Products LLC will merge with and into its wholly-owned subsidiary Quanex Building Products Corporation, with Quanex Building Products Corporation being the surviving company in the merger. Each unit of Quanex Building Products LLC will be converted immediately into one share of Quanex Building Products Corporation common stock. As a result, each Quanex Corporation stockholder will receive one share of Quanex Building Products Corporation common stock for each share of Quanex Corporation common stock held by such stockholder. When we refer in this information statement to shares of Quanex Building Products common stock, we mean the shares of Quanex Building Products Corporation common stock that Quanex Corporation stockholders will receive following the conversion of the units of Quanex Building Products LLC into shares of Quanex Building Products Corporation common stock in the Quanex Building Products merger.

Immediately following and in connection with the spin-off, a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation, which will consist principally of the vehicular products business and non-building products related corporate accounts. Each Quanex Corporation stockholder of record will exchange the shares of Quanex Corporation common stock held by such stockholder for cash consideration of $39.20 per share. The distribution, the Quanex Building Products merger and the Quanex/Gerdau merger will take place on          , 2008.

Our Strategy

Management’s vision is to become North America’s premier market driven manufacturer of engineered systems and components sold to OEM’s and distributors of building products. Our vision also includes maximizing stockholder value by earning a return over the business cycle in excess of our cost of capital. Execution of the following strategies will be essential for attainment of this vision:

•	Achieve robust organic growth in each of our reportable segments fueled by unmatched customer service, new product introduction and development of superior product attributes, particularly thermal efficiency, enhanced functionality, weatherability, appearance and best-in-class quality;

•	Offer logistic solutions that provide our customers with just-in-time service and lower processing costs;

•	Enhance profitability through our continued efforts to adopt, promulgate and formalize Lean Manufacturing practices within both our core businesses and the acquisitions we make, including eliminating waste, minimizing scrap, optimizing work flow and improving productivity;

•	Maintain elevated priority for employee safety programs through enhanced process design and diligent supervision;

•	Attract and retain outstanding leadership and facilitate broad-based employee development through open communication, active feedback, meaningful goal setting and well-designed incentives; and

•	Pursue an active acquisition program, growing our existing fenestration footprint and expanding into other, adjacent residential and select commercial building products segments, particularly those that leverage our existing manufacturing skills (e.g., value-added aluminum processing, metal fabrication, specialty coating and finishing, roll forming, polymer and adhesive extrusion, wood and composite materials processing, and engineered systems design and assembly).

Summary of the Transactions

The following is a brief summary of the terms of the distribution and other concurrent transactions:

Distributing company	Quanex Corporation. After the distribution, Quanex Corporation will not own any units of Quanex Building Products LLC or any shares of our capital stock.

Distributed company	Quanex Building Products LLC, currently a wholly-owned subsidiary of Quanex Corporation. Immediately following the distribution, Quanex Building Products LLC will merge with and into Quanex Building Products Corporation, its wholly owned subsidiary, with Quanex Building Products Corporation being the surviving company in the merger. After the distribution and the Quanex Building Products merger, Quanex Building Products Corporation will be an independent public company.

Securities to be distributed	Units of Quanex Building Products LLC. Upon the merger of Quanex Building Products LLC and Quanex Building Products Corporation, which will occur immediately following the distribution, each unit of Quanex Building Products LLC will be converted into one share of Quanex Building Products Corporation common stock.

Distribution ratio	Each Quanex Corporation stockholder will receive one unit of Quanex Building Products LLC for each share of Quanex Corporation common stock held by such stockholder on the record date. Each unit of Quanex Building Products LLC will, immediately following the distribution, be converted into one share of Quanex Building Products Corporation common stock in the Quanex Building Products merger.

Method of distribution	For registered Quanex Corporation stockholders, our transfer agent will credit shares of our common stock to book-entry accounts established to hold shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Quanex Corporation common stock through a broker or other nominee, their shares of our common stock will be credited to their accounts by the broker or other nominee. Following the distribution and the Quanex Building Products merger, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time and may request the delivery of physical stock certificates for their shares, in each case without charge.

Record date	The record date is the same as the distribution date. In order to be entitled to receive shares of our common stock in the spin-off, holders of shares of Quanex Corporation common stock must be stockholders on the record date

Distribution date	9:00 a.m., New York City time, on , 2008.

Distribution agent, transfer agent and registrar	Wells Fargo Shareowner Services.

Stock exchange listing	Our common stock has been authorized for listing on the NYSE under the symbol “NX.” Trading in our common stock is expected to commence on a when-issued basis shortly before the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock on or after the distribution date.

New credit facility	Concurrently with the completion of the distribution and the Quanex Building Products merger, we anticipate entering into a senior unsecured credit facility for a term of five years with aggregate availability of $250 million to $300 million at closing, and thereafter, and pursuant to an accordion feature, an increase in such aggregate commitment to $350 million.

Based on the term sheet discussed with the lenders, we expect that the agreement will include various terms and conditions consistent with Quanex Corporation’s existing facility and with recent transactions for comparable companies. Such terms and conditions include a leverage-based pricing grid, financial covenants and limitations on indebtedness, asset or equity sales, and acquisitions.

Proceeds from the facility will be used to provide availability for working capital, capital expenditures, permitted acquisitions, letters of credit and general corporate purposes.

Quanex/Gerdau merger	Quanex Corporation has entered into an agreement with Gerdau S.A. and Gerdau Delaware, Inc., a wholly-owned subsidiary of Gerdau S.A., pursuant to which Gerdau Delaware, Inc. will merge with and into Quanex Corporation. The Quanex/Gerdau merger will occur immediately following and in connection with the distribution. Each Quanex Corporation stockholder of record will exchange the shares of Quanex Corporation common stock held by such stockholder for cash consideration of $39.20 per share. The occurrence of the spin-off is a condition to the occurrence of the Quanex/Gerdau Merger.

Tax consequences to stockholders	The receipt by a Quanex Corporation stockholder of property pursuant to the distribution and cash pursuant to the Quanex/Gerdau merger will be a taxable transaction for U.S. federal income tax purposes. With respect to each Quanex Corporation stockholder who is a citizen or resident of the United States and holds his shares of Quanex Corporation common stock as a capital asset (generally, assets held for investment), we expect that such Quanex Corporation stockholder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash received in the Quanex/Gerdau merger and the fair market value, determined when the spin-off occurs, of the property received in the spin-off, and (ii) such Quanex Corporation stockholder’s adjusted tax basis in his shares of Quanex Corporation common stock immediately prior to the spin-off. The deduction of any recognized loss may be delayed or otherwise adversely affected by certain loss limitation rules. Any such gain or loss will generally be long-term capital gain or loss if the Quanex Corporation stockholder’s holding period in the shares of Quanex Corporation common stock immediately prior to the spin-off is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares of Quanex Corporation common stock surrendered. In addition, we do not expect that such a Quanex Corporation stockholder will recognize any gain or loss in the Quanex Building Products merger. We expect that a Quanex Corporation stockholder will, immediately following the Quanex Building Products merger, have an aggregate adjusted tax basis in his shares of Quanex Building Products Corporation common stock received in the Quanex Building Products merger equal to the fair market value of such shares when the spin-off occurs, and his holding period in such shares will begin on the day following the spin-off and the Quanex Building Products merger. See “Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger.

Tax matters are very complicated and the tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger to any particular Quanex Corporation stockholder will depend on that stockholder’s particular situation. Quanex Corporation stockholders should consult with their own tax advisors to determine the specific tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger to them.

Dividend policy	We expect to pay a cash dividend of $0.03 per share of common stock, commencing after the end of the first quarter in which we conduct operations as Quanex Building Products Corporation. We expect to continue to pay quarterly cash dividends thereafter. Payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion, contractual restrictions with respect to the payment of dividends and any then-existing stock repurchase program. See “Dividend Policy.”

Relationship between Quanex Building Products Corporation, Quanex Building Products LLC and Quanex Corporation after the distribution	After the distribution, Quanex Corporation will not own any shares of our common stock, and we will not own any shares of Quanex Corporation’s common stock. In connection with the distribution, we, Quanex Building Products LLC and Quanex Corporation have entered into a number of agreements that will govern the spin-off from Quanex Corporation and our future relationship, including a Tax Matters Agreement, an Employee Matters Agreement and a Transition Services Agreement. Also, the Distribution Agreement between Quanex Corporation and Quanex Building Products Corporation will continue in existence with respect to certain indemnification, insurance, confidentiality and cooperation provisions following the distribution. See “Our Relationship with Quanex Corporation After the Distribution.”

Management of Quanex Building Products Corporation after the distribution	Following the distribution, the business of Quanex Building Products Corporation will be managed by the same Houston, Texas based management team employed by Quanex Corporation prior to the distribution.

Anti-takeover effects	Some provisions of our certificate of incorporation, our bylaws and Delaware law may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. See “Description of Our Capital Stock.”

You should carefully read the “Risk Factors” beginning on page 11.

If you have any questions relating to the distribution, you should contact Jeff Galow, Vice President — Investor Relations, at 1900 West Loop South, Suite 1500, Houston, Texas 77027, telephone number (713) 961-4600.

Corporate Information and Structure

We were incorporated in Delaware on December 12, 2007 by Quanex Corporation to facilitate the separation of its vehicular products and building products businesses through the spin-off and the Quanex/Gerdau merger. Our principal executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027, and our telephone number is (713) 961-4600. We maintain a Web site at www.quanex.com. Our Web site and the information contained on that site, or connected to that site, are not incorporated into this information statement. Quanex is a registered trademark that belongs to us.

The following diagram depicts our corporate structure after giving effect to the distribution and the other concurrent transactions described in this information statement:

Summary Unaudited Condensed Pro Forma Consolidated Financial and Other Data of
Quanex Building Products Corporation
(Accounting Successor to Quanex Corporation)

The summary unaudited condensed pro forma consolidated financial data for Quanex Building Products Corporation (accounting successor to Quanex Corporation), which we may refer to herein as “Quanex Building Products,” set forth below is derived from the unaudited pro forma consolidated financial information of Quanex Building Products included elsewhere in this information statement.

The following summary unaudited condensed pro forma consolidated financial data as of and for the years ended October 31, 2007, 2006 and 2005 reflects the effects of the distribution and capitalization of Quanex Building Products Corporation. The pro forma data does not represent what Quanex Building Products Corporation’s financial position or results of operations would have been had Quanex Building Products Corporation operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project Quanex Building Product Corporation’s financial position or results of operations as of any future date or any future period.

	Year Ended October 31,
	2007	2006	2005
	(In thousands except share data)

Operating Results Data:
Net sales	$963,975	$1,043,773	$951,819
Operating income	88,614	103,805	101,965
Depreciation and amortization	37,991	36,999	32,701
Income from continuing operations	57,411	64,284	61,969
Unaudited pro forma basic earnings from continuing operations per common share	$1.55	$1.72	$1.64
Unaudited pro forma diluted earnings from continuing operations per common share	$1.53	$1.69	$1.61
Weighted average basic common shares outstanding	36,982	37,479	37,772
Weighted average diluted common shares outstanding	37,549	38,066	38,483
Financial Position data — year end:
Total assets	$674,608
Total debt	4,015
Stockholders’ equity	$508,128

See “Unaudited Pro Forma Consolidated Financial Data of Quanex Building Products Corporation (Accounting Successor to Quanex Corporation).”

Summary Selected Financial Data of Quanex Corporation
(Accounting Predecessor to Quanex Building Products Corporation)

The summary selected financial data of Quanex Corporation (accounting predecessor to Quanex Building Products Corporation) is derived from audited consolidated financial statements of Quanex Corporation. Notwithstanding the legal form of the spin-off, because a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation immediately following the distribution and because the senior management of Quanex Corporation will continue as the senior management of Quanex Building Products following the distribution, we consider Quanex Building Products as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated it as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with Emerging Issues Task Force (EITF) Issue No. 02-11, “Accounting for Reverse Spin-offs” (EITF 02-11). As such, the information presented in the following summary for Quanex Building Products (accounting successor to Quanex Corporation) generally reflects financial and other information previously filed with the Securities and Exchange Commission (the “SEC”) by Quanex Corporation. When the spin-off occurs, Quanex Building Products will report the historical results of operations (subject to certain adjustments) of Quanex Corporation’s vehicular products segment and non-building products related corporate items as discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Pursuant to SFAS 144, however, this presentation is not permitted until the distribution date.

The selected operating results data for the three years ended October 31, 2007 and the financial position data at October 31, 2007 and 2006 set forth below are derived from the audited consolidated financial statements of Quanex Corporation included elsewhere in this information statement. The selected operating results data for the two years ended October 31, 2004 and the financial position data at October 31, 2005, 2004 and 2003 set forth below are derived from the audited consolidated financial statements of Quanex Corporation not included in this information statement.

The summary historical consolidated financial data is not indicative of the results of operations or financial position that would have occurred if Quanex Building Products had been a separate, independent company during the periods presented, nor is it indicative of Quanex Building Products’ future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quanex Corporation (Accounting Predecessor to Quanex Building Products Corporation)” and Quanex Corporation’s consolidated financial statements and related notes included elsewhere in this information statement.

	Year Ended October 31,
	2007	2006	2005(1)(2)	2004(1)	2003(1)
	(Thousands, except per share data)

Selected Operating Results Data:
Net sales	$2,049,021	$2,032,572	$1,969,007	$1,437,897	$878,409
Operating income(3)	202,940	251,394	292,775	98,997	64,887
Income from continuing operations(4)	134,622	160,313	177,233	57,428	43,646
Income (loss) from discontinued operations, net of tax(5)	—	(130)	(22,073)	(2,961)	(759)
Net income(3)(4)(5)	$134,622	$160,183	$155,160	$54,467	$42,887
Percent of net sales	6.6%	7.9%	7.9%	3.8%	4.9%
Diluted Earnings Per Share Data:
Income from continuing operations	$3.41	$4.09	$4.50	$1.53	$1.18
Net income	$3.41	$4.08	$3.95	$1.45	$1.16
Cash dividends declared	$0.5600	$0.4833	$0.3733	$0.3111	$0.2978
Financial Position Data — Year End:
Total assets	$1,334,822	$1,202,152	$1,114,778	$940,054	$697,211
Total debt	$129,015	$133,401	$135,921	$128,926	$17,542
Stockholders’ equity	883,149	758,515	656,742	500,707	445,159

(1)	During the fourth quarter of 2005, Quanex Corporation committed to a plan to sell its Temroc business. In the first quarter of 2005, Quanex Corporation sold its Piper Impact business and in the fourth quarter of 2004 sold its Nichols Aluminum — Golden business. Accordingly, the assets and liabilities of Temroc, Piper Impact and Nichols Aluminum — Golden are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

(2)	In December 2004, Quanex Corporation acquired Mikron and accounted for the acquisition under the purchase method of accounting. Accordingly, Mikron’s estimated fair value of assets acquired and liabilities assumed in the acquisition and the results of operations are included in Quanex Corporation’s consolidated financial statements as of the effective date of the acquisition.

(3)	Included in operating income are gains on sale of land of $0.5 million and $0.4 million in fiscal 2004 and 2003, respectively.

(4)	Fiscal 2003 include gains associated with retired executive life insurance proceeds of $2.2 million. This represents the excess of life insurance proceeds over (a) the cash surrender value and (b) liabilities to beneficiaries of deceased executives, on whom Quanex Corporation held life insurance policies.

(5)	Includes effects in fiscal 2005 of Temroc’s $13.1 million (pretax and after-tax) asset impairment charge in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), and SFAS 144.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this information statement. The following risks relate principally to our business, our leverage, our relationship with Quanex Corporation and our being a separate publicly-traded company, as well as risks related to the nature of the spin-off transaction itself. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

Risks Related to Our Common Stock and the Distribution

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for the common stock, and you could lose all or part of your investment.

Prior to the distribution, there has been no public market for our common stock. However, we expect that our common stock will commence trading on the NYSE on a when-issued basis shortly before the record and distribution date. On the first trading day following the distribution date, when-issued trading in respect of the common stock will end and regular way trading will begin. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock on the NYSE or otherwise. If an active trading market does not develop, you may have difficulty selling any of your shares of common stock or receiving a price when you sell your shares of common stock that will be favorable.

Substantial sales of our common stock following the distribution and the Quanex Building Products merger may have an adverse impact on the trading price of our common stock.

Based on the number of shares of Quanex Corporation common stock outstanding on          , 2008, Quanex Corporation expects that under the United States federal securities laws, all of these shares will be eligible for resale immediately in the public market, except for shares held by our affiliates.

Some of the Quanex Corporation stockholders who receive our shares of common stock may decide that their investment objectives do not include ownership of shares in us, and may sell their shares of common stock following the distribution and the Quanex Building Products merger. In particular, certain Quanex Corporation stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve as a result of the separation from Quanex Corporation’s vehicular products segment and non-building products related corporate items. We cannot predict whether stockholders will resell large numbers of our shares of common stock in the public market following the distribution and the Quanex Building Products merger or how quickly they may sell these shares. If our stockholders sell large numbers of our shares of common stock over a short period of time, or if investors anticipate large sales of our shares of common stock over a short period of time, this could adversely affect the trading price of our shares of common stock.

We have no operating history as a separate company and our historical and pro forma consolidated financial information is not necessarily representative of the results we would have achieved as a separate publicly-traded company and may not be a reliable indicator of our future results.

We are being spun-off from Quanex Corporation, our parent company, and, therefore, we have no operating history as a separate public company. The historical and pro forma consolidated financial information included in this information statement does not reflect the financial condition, results of operations or cash flows we would have achieved as a separate publicly-traded company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

•	Our pro forma consolidated financial results reflect building products related corporate expenses of Quanex Corporation. Those building products corporate expenses may be less than the comparable expenses we would have incurred had we operated as a separate publicly-traded company.

•	Our pro forma consolidated financial results are based on certain assumptions regarding the “true-ups.” Depending on the stock price used to settle the “true-up” items, we could incur liabilities substantially different than those presented in the pro forma balance sheet. For example, an average increase of $3.00 in the stock price would result in a $63 million increase in the “true-ups” to be paid by us.

•	Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Quanex Corporation. These changes may result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by Quanex Corporation, the need for additional personnel to perform services currently provided by Quanex Corporation and the legal, accounting, compliance and other costs associated with being a public company with equity securities listed on a national stock exchange.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders’ equity interests in us. We are authorized to issue, without stockholder approval, 1,000,000 shares of preferred stock, no par value, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred shares, but reserves the right to do so in the future. In addition, we are authorized, by prior stockholder approval, to issue up to 125,000,000 shares of common stock, $0.01 par value per share. We are authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

Our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors and supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Our Capital Stock.”

Risks Related to Our Business

If our raw materials or energy were to become unavailable or to significantly increase in price, we might not be able to timely produce products for our customers or maintain our profit levels.

We require substantial amounts of raw materials, substantially all of which are purchased from outside sources. We do not have long-term contracts for the supply of most of our raw materials. The availability and prices of raw materials may be subject to curtailment or change due to new laws or regulations, suppliers’ allocations to other purchasers or interruptions in production by suppliers. In addition, the operation of our facilities requires substantial amounts of electric power and natural gas. Any change in the supply of, or price for, these raw materials could affect our ability to timely produce products for our customers.

Portions of our business are generally cyclical in nature. Fewer housing starts, reduced remodeling expenditures or weaknesses in the economy could significantly reduce our revenue, net earnings and cash flow.

Demand for our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries such as the building and construction industries.

The primary drivers of our business are housing starts and remodeling expenditures. The building and construction industry is cyclical and seasonal, and product demand is based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond our control. Declines in housing starts and remodeling expenditures due to such factors could have a material adverse effect on our business, results of operations and financial condition. The recent downturn in the housing market has had an adverse effect on the operating results of our building products business. Further deterioration in industry conditions or in the broader economic conditions of the markets where we operate could further decrease demand and pricing for our products and have additional adverse effects on our operations and financial results.

We are subject to various environmental requirements, and compliance with, or liabilities under, existing or future environmental laws and regulations could significantly increase our costs of doing business.

We are subject to extensive federal, state and local laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, we must make capital and other expenditures on an ongoing basis. For example, environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, we may be required to incur additional capital and other expenditures in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. Future expenditures relating to environmental matters will necessarily depend upon the application to us and our facilities of future regulations and government decisions. It is likely that we will be subject to increasingly stringent environmental standards and the additional expenditures related to compliance with such standards. Furthermore, if we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We may not be able to successfully identify, manage or integrate future acquisitions, and if we are unable to do so, our rate of growth and profitability could be adversely affected.

We cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Integration of future acquired businesses could disrupt our business by diverting management’s attention away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect our profitability. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of our common stock.

We operate in competitive markets, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may reduce our operating margins.

The principal markets that we serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price and the ability to meet delivery schedules dictated by customers. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets we serve. Any of these competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can, or adapt more quickly than us to new technologies or evolving customer requirements. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross profit and net income.

OEMs have significant pricing leverage over suppliers and may be able to achieve price reductions over time, which will reduce our profits.

Our products are sold primarily to OEMs, and to a much lesser extent, sold through distributors. There is substantial and continuing pressure from OEMs in all industries to reduce the prices they pay to suppliers. We attempt to manage such downward pricing pressure, while trying to preserve our business relationships with our OEM customers, by seeking to reduce our production costs through various measures, including purchasing raw materials and components at lower prices and implementing cost- effective process improvements. However, our suppliers may resist pressure to lower our prices and may seek to impose price increases. If we are unable to offset OEM price reductions through these measures, our gross margins and profitability could be adversely affected. In addition, OEMs have substantial leverage in setting purchasing and payment terms, including the terms of accelerated payment programs under which payments are made prior to the account due date in return for an early payment discount.

We could lose customers and the related revenues due to the transfer of manufacturing capacity by our customers out of the United States to lower cost regions of the world.

Manufacturing activity in the United States has been on the decline over the past several years. One of the reasons for this decline is the migration by U.S. manufacturers to other regions of the world that offer lower cost labor forces. The combined effect is that U.S. manufacturers can reduce product costs by manufacturing and assembling in other regions of the world and then importing those products to the United States. Some of our customers have shifted production to other regions of the world and there can be no assurance that this trend will not continue. We may lose customers and revenues if our customers locate in areas that we choose not to serve or cannot economically serve.

If our relationship with our employees were to deteriorate, we could be faced with labor shortages, disruptions or stoppages, which could shut down certain of our operations, reducing our revenue, net earnings, and cash flows.

Our operations rely heavily on our employees, and any labor shortage, disruption or stoppage caused by poor relations with our employees and/or renegotiation of labor contracts could shut down certain of our operations. Approximately 23% of our employees are covered by collective bargaining agreements which expire between 2009 and 2011. It is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could impact financial results. Similarly, any failure to negotiate a new labor agreement when required might result in a work stoppage that could reduce our operating margins and income.

Equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities could lead to production curtailments or shutdowns that prevent us from producing our products.

An interruption in production capabilities at any of our facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally manufacture our products only after receiving the order from the customer and thus do not hold large inventories. If there is a stoppage in production at any of our manufacturing facilities, even if only temporarily, or if we experience delays as a result of events that are beyond our control, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We have in the past and may in the future experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our results of operations or financial condition. We may not have adequate insurance to compensate us for all losses that result from any of these events.

Our business involves complex manufacturing processes that may result in costly accidents or other disruptions of our operations.

Our business involves complex manufacturing processes. Some of these processes involve high pressures, temperatures, hot metal and other hazards that present certain safety risks to workers employed at our manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident, to the extent not covered by insurance, could cause us to incur unexpected cash expenditures, thereby reducing the cash available to us to operate our business. Such an accident could disrupt operations at any of our facilities, which could adversely affect our ability to deliver product to our customers on a timely basis and to retain our current business.

Our new credit facility is expected to contain restrictions on our ability to implement our acquisition program.

Our new credit facility is expected to contain restrictions on our ability to enter into acquisitions, including

•	we will need to comply with all terms and conditions of the credit facility on a pro forma basis based on the combined operating results of the acquisition target and us;

•	if our leverage ratio is greater than 2.50x, acquisitions will be limited to 15% of our net worth per transaction; and

•	we will be restricted from incurring additional indebtedness.

The above restrictions may impede our ability to carry out an active acquisition program, which is an important component of our future growth strategy. Our failure to comply with the terms and covenants in our credit facility could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance our existing products and services through product development initiatives and technological advances.

We have continuing programs designed to develop new products and to enhance and improve our products. We are expending resources for the development of new products in all aspects of our business. Some of these new products must be developed due to changes in legislative, regulatory or industry requirements or in competitive technologies that render certain of our products obsolete or less competitive. The successful development of our products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, we cannot provide assurance that any of our product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects. In addition, we may not be able to achieve the technological advances necessary for us to remain competitive.

Our goodwill and indefinite-lived intangible assets may become impaired and result in a charge to income.

Our management must use their judgement in making estimates of future operating results and appropriate residual values to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period which would result in a charge to income from operations in the year of the impairment with a resulting decrease in our recorded net worth.

We may not be able to protect our intellectual property.

A significant amount of time, effort and expense is devoted to custom engineering which qualifies our products for specific customer applications and developing superior, proprietary process technology. We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents we own may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. If we cannot protect our proprietary information against unauthorized use, we may not remain competitive, which would have a material adverse effect on our results of operations.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this information statement, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our spin-off from Quanex Corporation, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. The risk factors discussed in “Risk Factors” beginning on page 11 set forth many of the risks and uncertainties that may cause actual results to differ from those expressed in the forward looking statements. There may be other risks and uncertainties that could have a similar impact. Therefore, you should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

THE DISTRIBUTION

Background of the Spin-Off

Since early 2006 the management and Board of Directors of Quanex Corporation had been debating and exploring the merits of alternative strategies involving the company, including the separation of its Building Products Group from its Vehicular Products Group. Ultimately, management and the Board of Directors determined that each Group would be better positioned to grow separate from each other and would receive a better valuation in the marketplace and, as a result, would deliver enhanced value to stockholders.

In July 2006, Quanex began active discussions with its financial and legal advisors regarding a potential tax free spin-off of the Building Products Group as an initial step towards delivering value to stockholders, given Quanex’s relatively low market valuation compared to other public companies active in the building products sector. At a meeting of the Quanex Board of Directors held in October 2006, representatives of Lazard Fréres & Co. (“Lazard”), Quanex’s financial advisor, presented several scenarios to the Board for realizing the potential values of the Building Products Group and the Vehicular Products Group as two separate companies. A reverse Morris trust transaction was introduced as an alternative method to achieve a tax free separation of the two Groups.

In October 2006, a potential candidate was identified for a reverse Morris trust transaction involving Quanex’s Building Products Group given the company’s size and business composition. From October 2006 through February 2007, Quanex and management of this company exchanged high-level business and financial information and held numerous discussions regarding the potential merits of a reverse Morris trust transaction. At a Quanex Board of Directors meeting held in February 2007, this transaction was presented to the Board and a special committee of the Board was formed to monitor the progress of the potential transaction. During March 2007 and April 2007, the two companies conducted formal due diligence, including numerous site visits, management presentations and the negotiation of merger terms. Quanex and this company, however, were unable to reach agreement on certain key issues and negotiations were ultimately terminated.

On May 4, 2007, Quanex’s Board of Directors met with Lazard to review Quanex’s strategic alternatives. At that meeting, it was concluded that the value of the Vehicular Products Group would be enhanced under an alternative growth strategy that might be best achieved through a strategic combination with a larger, more diversified steel company. Given that such a strategy was unlikely to include a combination of the Vehicular Products Group and the Building Products Group, the Board of Directors approved senior management’s formally exploring separation alternatives for the Building Products Group, including the potential sale or spin-off of the division.

On May 16, 2007, Quanex publicly announced the strategic review of the Building Products Group. Lazard commenced a sale process for the Building Products Group on May 17, 2007. In total, 72 prospective buyers were contacted (of which 19 were potential strategic buyers and 53 were potential financial buyers), 36 confidentiality agreements were signed and 36 confidential information memoranda were distributed. On July 11, 2007, 11 preliminary indications of interest were received from prospective financial buyers for the Building Products Group.

On July 14, 2007, Quanex’s Board met with Lazard and approved five parties to be invited to conduct detailed due diligence on the Building Products Group, to include site visits, management presentations and access to an electronic data room. At this meeting the Board of Directors also gave Lazard approval to begin contacting a targeted list of potential strategic buyers for the Vehicular Products Group to solicit preliminary indications of interest. Lazard contacted 19 potential strategic buyers regarding the Vehicular Products Group, from which eight confidentiality agreements were signed and eight confidential information packages were distributed.

In early August 2007, two of the bidders for the Building Products Group elected not to continue with that process, citing deteriorating U.S. credit market conditions. The remaining three bidders attended management presentations in early August, but significantly reduced or retracted their preliminary indications of interest, also citing deteriorating U.S. credit market conditions. During this period the U.S. new home construction market also began to rapidly deteriorate, which significantly reduced management’s confidence that an attractive sale price could be secured for the Building Products Group.

On August 28, 2007, the Quanex Board of Directors met with Lazard and discussed the merits of a taxable spin-off of the Building Products Group as a means to facilitate the continuation of the sales process for the Vehicular Products Group.

From September to November, 2007, Quanex conducted a sales process for the Vehicular Products Group during which there were extensive negotiations on a transaction agreement and the spin-off related agreements. On November 18, 2007, representatives of Quanex executed and delivered a merger agreement with Gerdau, S.A., a Brazilian company that is the largest long steel bar producer in the Americas and the fourteenth largest steel maker in the world, whereby Gerdau would acquire the Vehicular Products Group. One of the conditions to the merger contained in the agreement with Gerdau is that Quanex would effect the spin-off in accordance with the drafts of the spin-off related agreements attached to the merger agreement.

From November 18, 2007 through December 19, 2007, Quanex and Gerdau continued to discuss the spin-off related agreements and the various terms and conditions thereof. Upon receiving final approval from representatives of Gerdau related to the spin-off agreements, Quanex and Quanex Building Products Corporation executed those agreements on December 19, 2007.

The Separation of the Building Products Group from Quanex Corporation

We are a wholly-owned subsidiary of Quanex Building Products LLC, which has been and will be immediately prior to the distribution a wholly-owned subsidiary of Quanex Corporation. Quanex Building Products LLC was formed in Delaware on December 12, 2007, to operate Quanex Corporation’s building products business in anticipation of the spin-off from Quanex Corporation. Quanex Corporation has transferred to Quanex Building Products LLC generally all of the assets, and Quanex Building Products LLC has assumed generally all of the liabilities, comprising the building products businesses. We call this transfer of assets and assumption of liabilities the “separation.” We, Quanex Building Products LLC and Quanex Corporation have agreed to transfer legal title to any remaining assets of the building products businesses not transferred prior to the distribution as soon as practicable. In the interim, we will operate and receive the economic benefits of (and bear the economic burdens of) these assets. These assets are not, individually or in the aggregate, material to our business. We believe that the asset transfer has not resulted in or is expected to result in the loss of any significant customers or contracts.

Description of the Spin-Off

Quanex Corporation will effect the spin-off by distributing on a pro rata basis 100% of the limited liability company interests of Quanex Building Products LLC to Quanex Corporation stockholders, which we refer to as the distribution, or the spin-off, on          , 2008, the distribution date. The interests will be distributed to Quanex Corporation’s stockholders on the basis of one unit of Quanex Building Products LLC for each share of Quanex Corporation common stock outstanding. Immediately following the spin-off, Quanex Building Products LLC will merge with and into its wholly-owned subsidiary Quanex Building Products Corporation, with Quanex Building Products Corporation being the surviving company in the merger. Each unit of Quanex Building Products LLC will be converted immediately into one share of Quanex Building Products Corporation common stock. As a result, each Quanex Corporation stockholder will receive one share of Quanex Building Products Corporation common stock for each share of Quanex Corporation common stock held by such stockholder.

Manner of Effecting the Distribution

Each record holder of Quanex Corporation common stock will receive one share of our common stock for each share of Quanex Corporation common stock held by such stockholder on the distribution date. The shares of our common stock will be validly issued, fully paid and nonassessable, and the holders of these shares will not be entitled to preemptive rights. See “Description of Our Capital Stock.”

Quanex Corporation stockholders are not required to pay for shares of our common stock to be received in connection with the distribution and the Quanex Building Products merger or to surrender or exchange shares of Quanex Corporation common stock in order to receive our common stock or to take any other action in connection with the distribution and the Quanex Building Products merger. No vote of Quanex Corporation stockholders is required or sought in connection with the distribution and the Quanex Building Products merger, and Quanex Corporation stockholders have no appraisal rights in connection with the distribution and the Quanex Building Products merger. The occurrence of the spin-off is a condition to the occurrence of the Quanex/Gerdau merger.

On the distribution date, registered holders of Quanex Corporation common stock will have their shares of Quanex Building Products common stock credited to book-entry accounts established for them by Wells Fargo. Wells Fargo will mail an account statement to each such registered holder stating the number of shares of Quanex Building Products common stock credited to the holder’s account. After the spin-off and the Quanex Building Products merger, any holder may request:

•	a transfer of all or a portion of their Quanex Building Products shares to a brokerage or other account; and

•	receipt of one or more physical share certificates representing their Quanex Building Products shares.

If you become a registered holder of our common stock in connection with the spin-off and the Quanex Building Products merger and you prefer to receive one or more physical share certificates representing your shareholding of our common stock, you will receive one or more certificates for all shares of Quanex Building Products common stock. Wells Fargo will mail you certificates representing your shares of our common stock as soon after the date of request as practicable.

For those holders of Quanex Corporation common stock who hold their shares through a broker, bank or other nominee, Wells Fargo will credit the shares of our common stock to the accounts of those nominees who are registered holders, who, in turn, will credit their customers’ accounts with our common stock. We and Quanex Corporation anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with Quanex Building Products common stock on or shortly after          , 2008.

Results of the Distribution

After the distribution and the Quanex Building Products merger, we will be a separate publicly-traded company. As of the distribution date, we expect to have approximately 4,125 beneficial holders of shares of our common stock, based on the number of beneficial stockholders of Quanex Corporation common stock on February 8, 2008, and approximately           shares of our common stock outstanding. The actual number of shares to be issued in the Quanex Building Products merger will be determined on the record date.

New Credit Facility

Concurrently with the completion of the distribution and the Quanex Building Products merger, we anticipate entering into a senior unsecured credit facility for a term of five years with aggregate availability of $250 million to $300 million at closing, and thereafter, and pursuant to an accordion feature, an increase in such aggregate commitment to $350 million. Based on the term sheet discussed with the lenders, we expect the agreement will include various terms and conditions consistent with Quanex Corporation’s existing facility and with recent transactions for comparable companies. Such terms and conditions include a leverage-based pricing grid, financial covenants and limitations on indebtedness, asset or equity sales, and acquisitions. Proceeds from the facility will be used to provide availability for working capital, capital expenditures, permitted acquisitions, letters of credit and general corporate purposes.

Market for Our Common Stock

There is currently no public market for our common stock. Our common stock has been authorized for listing on the NYSE under the symbol “NX.” Our common stock is expected to commence trading on a when-issued basis shortly before the record date. “When-issued trading” refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular way trading” will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date.

The shares of our common stock to be issued to Quanex Corporation stockholders will be freely transferable, except for shares received by persons that may have a special relationship or affiliation with us.

Distribution Conditions and Termination

We expect that the distribution will be effective on the distribution date,          , 2008, provided that, among other things:

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to the registration statement is in effect;

•	we and Quanex Corporation have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the distribution agreement, is in effect.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Quanex Corporation stockholders who will receive shares of our common stock in connection with the distribution and the Quanex Building Products merger. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Quanex Corporation nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We expect to pay a cash dividend of $0.03 per share of common stock, commencing after the end of the first quarter in which we conduct operations as Quanex Building Products Corporation. We expect to continue to pay quarterly cash dividends thereafter. The $0.03 per share dividend equates to approximately $4.5 million in cash payments per year. This is compared to the $77.9 million of pro forma cash and equivalents balance presented in the capitalization table below. In addition to the anticipated capitalization, management believes that we will generate sufficient cash flow to fund a quarterly cash dividend payment. Payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

CAPITALIZATION

The following table sets forth the historical capitalization and cash and equivalents of Quanex Corporation (accounting predecessor to Quanex Building Products Corporation) as of October 31, 2007, and unaudited pro forma capitalization of Quanex Building Products Corporation (accounting successor to Quanex Corporation) as of October 31, 2007 to give effect to the distribution of our common stock to the stockholders of Quanex Corporation. For further explanation of the spin-off, see “Unaudited Pro Forma Consolidated Financial Data of Quanex Building Products Corporation (Accounting Successor to Quanex Corporation)” elsewhere in this information statement.

This table should be read in conjunction with Quanex Corporation’s consolidated financial statements and related notes, the “Unaudited Pro Forma Consolidated Financial Data of Quanex Building Products Corporation (Accounting Successor to Quanex Corporation)” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quanex Corporation (Accounting Predecessor to Quanex Building Products Corporation)” included elsewhere in this information statement.

	As of October 31, 2007
		Pro Forma
	Historical	Quanex
	Quanex	Building
	Corporation	Products
	(In thousands)

Cash and equivalents(1)	$172,838	$77,884

Current maturities of long-term debt	$126,464	$1,464
Long term debt:	2,551	2,551

Total long-term debt	129,015	4,015
Stockholders’ equity:
Common stock and additional paid-in capital	233,390	226,915
Retained earnings	690,328	283,771
Accumulated other comprehensive loss, treasury stock (at cost) and other	(40,569)	(2,558)

Total stockholders’ equity	883,149	508,128

Total capitalization	$1,012,164	$512,143

(1)	Quanex Building Products Corporation’s cash and equivalents at the time of distribution will be $20.9 million plus or minus the amount of any net cash flow generated by the Quanex Building Products businesses from November 1, 2007 to the distribution date (the Separation Period). The pro forma cash and equivalents balance does not reflect an estimate for the net cash flow generated during the Separation Period.

Additionally, the amount of cash and equivalents available to Quanex Building Products Corporation following the distribution will be dependent on certain “true-ups” contemplated by the various transaction agreements. More specifically, there are cash “true-ups” for the conversion of Quanex Corporation’s convertible debentures, settlement of distribution taxes to Quanex Corporation, settlement of Quanex

Corporation stock options and settlement of change in control payments. Further details of each of these items can be found in the respective transaction agreements. The pro forma “true-up” increase to cash and equivalents assumes a stock price of $53.00 which represents Quanex Corporation’s closing stock price on December 21, 2007. Following is a table that sets forth the estimated sensitivity of the “true-ups” to the stock price that is used to calculate the underlying cash payments (in thousands, except per share amounts):

Assumed Quanex Corporation stock price per share	$51.50	$53.00	$54.50	$56.00	$57.50
Less merger consideration	$(39.20)	$(39.20)	$(39.20)	$(39.20)	$(39.20)

Implied Quanex Building Products Corporation stock price per share	$12.30	$13.80	$15.30	$16.80	$18.30

Conversion of Quanex Corporation’s convertible debentures	19,283	11,835	4,387	(3,061)	(10,509)
Settlement of distribution taxes	51,130	34,919	18,708	(9,221)	(38,687)
Settlement of Quanex Corporation stock options	8,803	6,803	4,803	2,803	803
Settlement of change in control payments	151	142	133	124	115

Cash “true-up” received from (paid to) Quanex Corporation	$79,367	$53,699	$28,031	$(9,355)	$(48,278)

The actual amounts may be different than the amounts presented above due to changes during the Separation Period to items such as outstanding stock options, common stock outstanding and final tax determinations.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF
QUANEX BUILDING PRODUCTS CORPORATION
(ACCOUNTING SUCCESSOR TO QUANEX CORPORATION)

On November 19, 2007, Quanex Corporation announced that its board of directors had approved a plan to separate its building products and vehicular products businesses. Immediately following and in connection with the spin-off, a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation, which will consist principally of the vehicular products business and non-building products corporate accounts. Notwithstanding the legal form of the spin-off, because a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation immediately following the distribution and because the senior management of Quanex Corporation will continue as the senior management of Quanex Building Products following the distribution, we consider Quanex Building Products as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated it as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with EITF 02-11. We expect to report as discontinued operations for financial reporting purposes Quanex Corporation’s vehicular products and non-building products related corporate accounts following the completion of the spin-off and the Quanex/Gerdau merger.

The following unaudited pro forma consolidated statement of income of Quanex Building Products for the three years ended October 31, 2007, 2006 and 2005 have been prepared as though the spin-off occurred as of the beginning of the fiscal year being presented. The following unaudited pro forma consolidated balance sheet of Quanex Building Products as of October 31, 2007 has been prepared as though the spin-off occurred on October 31, 2007. The unaudited pro forma consolidated financial statements of Quanex Building Products are derived from the historical consolidated financial statements of Quanex Corporation and adjusted to give effect to:

•	the distribution of our common stock to the stockholders of Quanex Corporation;

•	removal of the operations of the vehicular products segment and non-building products related corporate items; and

•	receipt of $78.0 million of cash as part of the distribution.

The pro forma adjustments are based upon available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

Non-recurring charges related to the transactions have been excluded from the unaudited pro forma consolidated statements of income in accordance with Regulation S-X. In addition, the unaudited pro forma consolidated statements of income do not give effect to changes in certain costs Quanex Building Products may incur associated with operating as a stand-alone company as these costs are not known at this time. The pro forma data does not represent what Quanex Building Products’ financial position or results of operations would have been had Quanex Building Products operated as a separate, independent public company, nor does the pro forma data give effect to any events other than those discussed in the related notes. The pro forma data also does not project Quanex Building Products’ financial position or results of operations as of any future date or for any future period.

Unaudited Pro Forma Consolidated Statement of Income
Year Ended October 31, 2007

		Adjustments
		Historical			Pro Forma
	Historical	Vehicular			Quanex
	Quanex	Products			Building
	Corporation	Segment	Other		Products(1)
	(In thousands, except per share amounts)

Net sales	$2,049,021	$(1,085,046)	$—		$963,975
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	1,671,052	(892,663)	(11,225	)(2)	767,164
Selling, general and administrative	97,989	(20,612)	(7,171	)(3)	70,206
Depreciation and amortization	77,040	(39,049)	—		37,991

Operating income	202,940	(132,722)	18,396		88,614
Interest expense	(4,054)	—	3,464	(4)	(590)
Other, net	8,178	(46)	(7,750	)(5)	382

Income from continuing operations before income taxes	207,064	(132,768)	14,110		88,406
Income tax expense	(72,442)	47,403	(5,956	)(6)	(30,995)

Income from continuing operations	$134,622	$(85,365)	$8,154		$57,411

Basic earnings per share from continuing operations	$3.64				$1.55
Diluted earnings per share from continuing operations	$3.41				$1.53
Weighted average common shares outstanding:
Basic	36,982				36,982
Diluted	39,509		(1,960	)(7)	37,549

(1)	Management anticipates that Quanex Corporation will incur a pre-tax loss on assumed cash settlement of Quanex Corporation’s Convertible Senior Debentures, currently estimated to be $138.0 million based on an assumed stock price of $53.00 (closing price on December 21, 2007). Management also expects Quanex Corporation to recognize merger related pre-tax expenses of approximately $1.0 million for the accelerated vesting of restricted stock, approximately $26.8 million for the cash settlement of stock options based on options outstanding as of December 31, 2007 and the same assumed stock price of $53.00. Additionally, management expects that one-time pre-tax expenses of $20.4 million for transaction related expenses, primarily related to investment banking, legal, accounting and benefit administration conversion fees, will be required to complete the various transactions, including the merger and spin-off. Of these expenses, management estimates that approximately $5.0 million relate to the spin-off, of which Quanex Building Products Corporation will be responsible for half. Of the total transaction related expenses, $2.5 million has been incurred during fiscal 2007 and included in the Historical Quanex Corporation amounts. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Represents pro forma adjustments to Quanex Corporation corporate expenses for non-building products related items. The cost of sales adjustment is almost entirely comprised of an $11.2 million elimination of the estimated vehicular products segment’s LIFO expense that has historically been calculated on a single pool basis and recorded as a corporate expense item.

(3)	The adjustment to selling, general and administrative expense is to remove those expenditures historically recorded as Quanex Corporation corporate expenses that are either directly related to Vehicular Products segment employees or legacy items. Legacy items are comprised of expenditures that relate to operations previously owned by Quanex Corporation and expenditures associated with former corporate employees.

Specific adjustments include $2.5 million of transaction fees, $2.3 million of legacy benefit plan costs, $1.1 million of legacy stock based compensation and $1.1 million of legacy environmental expenses.

(4)	Adjustment assumes decreased interest expense as Quanex Corporation’s Convertible Senior Debentures are retained by Quanex Corporation. Quanex Building Product’s ongoing interest expense is expected to be comprised of bank commitment fees associated with a new senior unsecured credit facility along with continued interest on an industrial revenue bond ($1.4 million of principal at October 31, 2007) to be retained by Quanex Building Products.

(5)	Represents reduced interest income from investments and reduced income from changes in the cash surrender value of life insurance policies to reflect the amount of cash and value of life insurance policies not being retained by Quanex Building Products. The income recognized in fiscal 2007 related to life insurance policies is comprised primarily of policies associated with legacy employees and as such will not be retained by Quanex Building Products.

(6)	Adjustment necessary to reflect the Quanex Building Products pro forma effective tax rate of 35.1%.

(7)	The dilutive impact of the common stock equivalents arising from settlement of Quanex Corporation’s contingent convertible debentures was excluded for purposes of calculating the diluted weighted average shares outstanding. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of Quanex Building Products common stock for every one share of Quanex Corporation common stock) to Quanex Corporation’s basic weighted average shares outstanding.

Unaudited Pro Forma Consolidated Statement of Income
Year Ended October 31, 2006

		Adjustments
		Historical			Pro Forma
	Historical	Vehicular			Quanex
	Quanex	Products			Building
	Corporation	Segment	Other		Products(1)
	(In thousands, except per share amounts)

Net sales	$2,032,572	$(988,799)	$—		$1,043,773
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	1,617,399	(782,313)	(4,936	)(2)	830,150
Selling, general and administrative	92,705	(17,840)	(2,046	)(3)	72,819
Depreciation and amortization	71,074	(34,075)	—		36,999

Operating income	251,394	(154,571)	6,982		103,805
Interest expense	(4,818)	—	3,796	(4)	(1,022)
Other, net	4,240	—	(4,119	)(5)	121

Income from continuing operations before income taxes	250,816	(154,571)	6,659		102,904
Income tax expense	(90,503)	55,449	(3,566	)(6)	(38,620)

Income from continuing operations	$160,313	$(99,122)	$3,093		$64,284

Basic earnings per share from continuing operations	$4.28				$1.72
Diluted earnings per share from continuing operations	$4.09				$1.69
Weighted average common shares outstanding:
Basic	37,479				37,479
Diluted	39,708		(1,642	)(7)	38,066

(1)	Management anticipates that Quanex Corporation will incur a pre-tax loss on assumed cash settlement of Quanex Corporation’s Convertible Senior Debentures, currently estimated to be $138.0 million based on an assumed stock price of $53.00 (closing price on December 21, 2007). Management also expects Quanex Corporation to recognize merger related pre-tax expenses of approximately $1.0 million for the accelerated vesting of restricted stock, approximately $26.8 million for the cash settlement of stock options based on options outstanding as of December 31, 2007 and the same assumed stock price of $53.00. Additionally, management expects that one-time pre-tax expenses of $20.4 million for transaction related expenses, primarily related to investment banking, legal, accounting and benefit administration conversion fees, will be required to complete the various transactions, including the merger and spin-off. Of these expenses, management estimates that approximately $5.0 million relate to the spin-off, of which Quanex Building Products Corporation will be responsible for half. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Represents pro forma adjustments to Quanex Corporation corporate expenses for non-building products related items. The cost of sales adjustment is almost entirely comprised of a $5.0 million elimination of the estimated vehicular products segment’s LIFO expense that has historically been calculated on a single pool basis and recorded as a corporate expense item.

(3)	The adjustment to selling, general and administrative expense is to remove those expenditures historically recorded as Quanex Corporation corporate expenses that are either directly related to Vehicular Products segment employees or legacy items. Legacy items are comprised of expenditures that relate to operations previously owned by Quanex Corporation and expenditures associated with former corporate employees. Specific adjustments include $1.4 million of legacy stock based compensation and $1.1 million of legacy benefit plan costs.

(4)	Adjustment assumes net decreased interest expense as Quanex Corporation’s Convertible Senior Debentures are retained by Quanex Corporation. Quanex Building Product’s ongoing interest expense is expected to be comprised of bank commitment fees associated with a new senior unsecured credit facility along with continued interest on an industrial revenue bond ($1.6 million of principal at October 31, 2006) to be retained by Quanex Building Products.

(5)	Represents reduced interest income from investments and reduced income from changes in the cash surrender value of life insurance policies to reflect the amount of cash and value of life insurance policies not being retained by Quanex Building Products. The income recognized in fiscal 2006 related to life insurance policies is comprised primarily of policies associated with legacy employees and as such will not be retained by Quanex Building Products.

(6)	Adjustment necessary to reflect the Quanex Building Products pro forma effective tax rate of 37.5%.

(7)	The dilutive impact of the common stock equivalents arising from settlement of Quanex Corporation’s contingent convertible debentures was excluded for purposes of calculating the diluted weighted average shares outstanding. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of Quanex Building Products common stock for every one share of Quanex Corporation common stock) to Quanex Corporation’s basic weighted average shares outstanding.

Unaudited Pro Forma Consolidated Statement of Income
Year Ended October 31, 2005

		Adjustments
		Historical			Pro Forma
	Historical	Vehicular			Quanex
	Quanex	Products			Building
	Corporation	Segment	Other		Products(1)
	(In thousands, except per share amounts)

Net sales	$1,969,007	$(1,017,188)	$—		$951,819
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	1,512,980	(772,642)	1,725	(2)	742,063
Selling, general and administrative	97,851	(21,179)	(1,582	)(3)	75,090
Depreciation and amortization	65,401	(32,700)	—		32,701

Operating income	292,775	(190,667)	(143)		101,965
Interest expense	(9,300)	—	7,946	(4)	(1,354)
Other, net	151	—	(49	)(5)	102

Income from continuing operations before income taxes	283,626	(190,667)	7,754		100,713
Income tax expense	(106,393)	74,242	(6,593	)(6)	(38,744)

Income from continuing operations	$177,233	$(116,425)	$1,161		$61,969

Basic earnings per share from continuing operations	$4.69				$1.64
Diluted earnings per share from continuing operations	$4.50				$1.61
Weighted average common shares outstanding:
Basic	37,772				37,772
Diluted	39,809		(1,326	)(7)	38,483

(1)	Management anticipates that Quanex Corporation will incur a pre-tax loss on assumed cash settlement Quanex Corporation’s Convertible Senior Debentures, currently estimated to be $138.0 million based on an assumed stock price of $53.00 (closing price on December 21, 2007). Management also expects Quanex Corporation to recognize merger related pre-tax expenses of approximately $1.0 million for the accelerated vesting of restricted stock, approximately $26.8 million for the cash settlement of stock options based on options outstanding as of December 31, 2007 and the same assumed stock price of $53.00. Additionally, management expects that one-time pre-tax expenses of $20.4 million for transaction related expenses, primarily related to investment banking, legal, accounting and benefit administration conversion fees, will be required to complete the various transactions, including the merger and spin-off. Of these expenses, management estimates that approximately $5.0 million relate to the spin-off, of which Quanex Building Products Corporation will be responsible for half. These nonrecurring items have not been reflected in the pro forma consolidated statements of income.

(2)	Represents pro forma adjustments to Quanex Corporation corporate expenses for non-building products related items. The cost of sales adjustment is almost entirely comprised of a $1.7 million elimination of the estimated vehicular products segment’s LIFO income that has historically been calculated on a single pool basis and recorded as a corporate expense item.

(3)	The adjustment to selling, general and administrative expense is to remove those expenditures historically recorded as Quanex Corporation corporate expenses that are either directly related to Vehicular Products segment employees or legacy items. Legacy items are comprised of expenditures that relate to operations previously owned by Quanex Corporation and expenditures associated with former corporate employees.

Specific adjustments include $0.9 million of legacy benefit plan costs and $0.3 million of legacy environmental costs.

(4)	Adjustment assumes net decreased interest expense as Quanex Corporation’s Convertible Senior Debentures are retained by Quanex Corporation. Quanex Building Product’s ongoing interest expense is expected to be comprised of bank commitment fees associated with a new senior unsecured credit facility along with continued interest on an industrial revenue bond ($1.8 million of principal at October 31, 2005) to be retained by Quanex Building Products.

(5)	Represents reduced interest income from investments and reduced income from changes in the cash surrender value of life insurance policies to reflect the amount of cash and value of life insurance policies not being retained by Quanex Building Products. The income recognized in fiscal 2005 related to life insurance policies is comprised primarily of policies associated with legacy employees and as such will not be retained by Quanex Building Products.

(6)	Adjustment necessary to reflect the Quanex Building Products pro forma effective tax rate of 38.5%.

(7)	The dilutive impact of the common stock equivalents arising from settlement of Quanex Corporation’s contingent convertible debentures was excluded for purposes of calculating the diluted weighted average shares outstanding. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of Quanex Building Products common stock for every one share of Quanex Corporation common stock) to Quanex Corporation’s basic weighted average shares outstanding.

Unaudited Pro Forma Consolidated Balance Sheet
October 31, 2007

		Adjustments
		Historical			Pro Forma
	Historical	Vehicular			Quanex
	Quanex	Products			Building
	Corporation	Segment	Other		Products
	(In thousands, except share data)
ASSETS
Current assets:
Cash and equivalents	$172,838	$(556)	$(94,398	)(1)	$77,884
Short-term investments	44,750	—	(44,750	)(2)	—
Accounts receivable, net of allowance	189,754	(109,490)	(169	)(2)	80,095
Inventories	152,185	(142,369)	43,739	(3)	53,555
Deferred income taxes	11,904	(4,397)	3,795	(4)	11,302
Prepaid and other current assets	5,066	(393)	(300	)(2)	4,373

Total current assets	576,497	(257,205)	(92,083)		227,209

Property, plant and equipment, net	426,032	(252,442)	—		173,590
Goodwill	203,065	(6,680)	—		196,385
Cash surrender value insurance policies	29,934	—	(29,424	)(2)	510
Intangible assets, net	85,514	(17,315)	—		68,199
Other assets	13,780	—	(5,065	)(2)	8,715

Total assets	$1,334,822	$(533,642)	$(126,572)		$674,608

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$149,512	$(80,657)	$(688	)(2)	$68,167
Accrued liabilities	58,896	(16,725)	(2,569	)(5)	39,602
Income taxes payable	14,431	(15,089)	658	(6)	—
Current maturities of long-term debt	126,464	—	(125,000	)(7)	1,464

Total current liabilities	349,303	(112,471)	(127,599)		109,233

Long-term debt	2,551	—	—		2,551
Deferred pension obligation	4,093	(2,313)	(1,437	)(2)	343
Deferred postretirement welfare benefits	6,745	(3,899)	(2,290	)(2)	556
Deferred income taxes	60,233	(26,415)	2,750	(4)	36,568
Non-current environmental reserves	12,738	(5,724)	(2,775	)(2)	4,239
Other liabilities	16,010	—	(3,020	)(2)	12,990

Total liabilities	451,673	(150,822)	(134,371)		166,480

Stockholders’ equity:
Preferred stock, no par value	—	—	—		—
Common stock, $0.50 par value and $0.01 par value, respectively	19,151	—	(18,778	)(8)(11)	373
Additional paid-in-capital	214,239	—	12,303	(9)	226,542
Retained earnings	690,328	(382,820)	(23,737	)(10)	283,771
Accumulated other comprehensive income (loss)	(1,534)	—	724	(2)	(810)

	922,184	(382,820)	(29,488)		509,876
Less treasury stock, at cost	(37,287)	—	37,287	(11)	—
Less common stock held by Rabbi Trust	(1,748)	—	—		(1,748)

Total stockholders’ equity	883,149	(382,820)	7,799		508,128

Total liabilities and stockholders’ equity	$1,334,822	$(533,642)	$(126,572)		$674,608

(1)	Represents the following pro forma adjustments necessary to reflect Quanex Building Products pro forma cash and equivalents balance in accordance with the various transaction agreements (in thousands):

Reduction of Quanex Building Products cash and equivalents to $20.9 million	$(151,382)
Estimated “true-ups” contemplated by various transaction agreements	53,699
Rabbi trust receipt of merger consideration, net of trust assets retained by Quanex Corporation	3,285

Total	$(94,398)

Quanex Building Products Corporation’s cash and equivalents at the time of distribution will be $20.9 million plus or minus the amount of any net cash flow generated by the Quanex Building Products businesses from November 1, 2007 to the distribution date (the Separation Period). The pro forma cash and equivalents balance does not reflect an estimate for the net cash flow generated during the Separation Period.

The increase to cash for the rabbi trust represents the rabbi trust’s receipt of the merger consideration of $39.20 per share partially offset by Quanex Corporation’s retention of a portion of the rabbi trust for the pro rata deferred compensation obligation of vehicular products employees and legacy corporate individuals.

Additionally, the amount of cash and equivalents available to Quanex Building Products Corporation following the distribution will be dependent on certain “true-ups” contemplated by the various transaction agreements. More specifically, there are cash “true-ups” for the conversion of Quanex Corporation’s convertible debentures, settlement of distribution taxes to Quanex Corporation, settlement of Quanex Corporation stock options and settlement of change in control payments. Further details of each of these items can be found in the respective transaction agreements. The pro forma “true-up” increase to cash and equivalents assumes a stock price of $53.00 which represents Quanex Corporation’s closing stock price on December 21, 2007. Following is a table that sets forth the estimated sensitivity of the “true-ups” to the stock price that is used to calculate the underlying cash payments (in thousands, except per share amounts):

Assumed Quanex Corporation stock price per share	$51.50	$53.00	$54.50	$56.00	$57.50
Less merger consideration	$(39.20)	$(39.20)	$(39.20)	$(39.20)	$(39.20)

Implied Quanex Building Products Corporation stock price per share	$12.30	$13.80	$15.30	$16.80	$18.30

Conversion of Quanex Corporation’s convertible debentures	19,283	11,835	4,387	(3,061)	(10,509)
Settlement of distribution taxes	51,130	34,919	18,708	(9,221)	(38,687)
Settlement of Quanex Corporation stock options	8,803	6,803	4,803	2,803	803
Settlement of change in control payments	151	142	133	124	115

Cash “true-up” received from (paid to) Quanex Corporation	$79,367	$53,699	$28,031	$(9,355)	$(48,278)

The actual amounts may be different than the amounts presented above due to changes during the Separation Period to items such as outstanding stock options, common stock outstanding and final tax determinations.

(2)	Represents the removal of certain non-building products related corporate items or vehicular products items historically carried on the corporate balance sheet as these items will be retained by Quanex Corporation following the distribution.

(3)	Represents the removal of the following vehicular products related items historically carried on the corporate balance sheet (in thousands):

LIFO reserve estimated to be associated with vehicular products businesses	$43,669
Intercompany profit in inventory between vehicular products businesses	70

Total	$43,739

The historical LIFO reserve is calculated on a consolidated basis in a single consolidated pool using the dollar-value link chain method. In the Quanex Corporation historical financial statements, the LIFO reserve is treated as a corporate item and is not allocated to the segments. For purposes of the pro forma, a portion of the consolidated LIFO pool was estimated to relate to the vehicular products businesses.

(4)	Pro forma adjustments reflect the deferred taxes on the assets and liabilities of Quanex Building Products Corporation and assume a rate of 37.1%. Quanex Corporation retains any associated tax liability up to the distribution date, and any such tax liability is settled under the various transaction agreements and reflected in the “true-ups” discussed in note (1) above.

(5)	Represents the removal of certain non-building products related corporate items or vehicular products items historically carried on the corporate balance sheet and the accrual of Quanex Building Products Corporation’s portion of transaction fees (in thousands):

Remove historical non-building products corporate items or vehicular products items historically carried on corporate balance sheet	$(5,069)
Accrual of Quanex Building Products Corporation’s portion of transaction fees, pre-tax	2,500

Total	$(2,569)

Management expects that one-time pre-tax expenses of $20.4 million for transaction related expenses, primarily related to investment banking, legal, accounting and benefit administration conversion fees, will be required to complete the various transactions, including the merger and spin-off. Of these expenses, management estimates that approximately $5.0 million relate to the spin-off of which Quanex Building Products Corporation will be responsible for half. Accordingly, pro forma accrual of $2.5 million reflects Quanex Building Products Corporation’s portion of the various transaction expenses.

(6)	Elimination of income taxes payable that will be retained by Quanex Corporation in accordance with the various transaction agreements. See also “true-ups” discussed in note (1) above.

(7)	Elimination of Quanex Corporation’s Convertible Senior Debentures that will be retained by Quanex Corporation in accordance with the various transaction agreements. See also the “true-ups” discussed in note (1) above.

(8)	Adjustment of $18.3 million reflects the reduction in the par value of common stock from $0.50 per share for Quanex Corporation to $0.01 per share for Quanex Building Products Corporation.

(9)	Represents the following pro forma adjustments to additional-paid-in-capital (in thousands):

Change in par value of common stock — see (8) above	$18,287
Elimination of previously recognized compensation expense for cash settlement of outstanding stock options	(7,001)
Recognition of compensation expense for the accelerated vesting of restricted stock	1,017

Total	$12,303

(10)	As previously discussed, notwithstanding the legal form of the spin-off, we consider Quanex Building Products Corporation as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated Quanex Building Products Corporation as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with EITF 02-11. Accordingly, in addition to adjustments resulting directly form the various transaction agreements, the following pro forma adjustments to retained earnings represent the elimination of the vehicular products segment and the elimination of corporate assets and liabilities retained by Quanex Corporation (in thousands):

Retirement of Quanex Corporation treasury shares — see (11) below	$(36,796)
Rabbi trust receipt of merger consideration, net of trust assets retained by Quanex Corporation — see (1) above	3,285
Remove historical non-building products corporate items or vehicular products items historically carried on corporate balance sheet and adjust taxes accordingly	(40,408)
Adjustment for “true-ups” — see (1) above	53,699
Accrual of Quanex Building Products Corporation’s portion of transaction fees, pre-tax — see (5) above	(2,500)
Recognition of compensation expense for the accelerated vesting of restricted stock — see (9) above	(1,017)

Total	$(23,737)

Retained earnings has been adjusted to reflect the adjustment for certain “true-ups” related to the conversion of Quanex Corporation’s convertible debentures, settlement of distribution taxes to Quanex Corporation, cash settlement of Quanex Corporation stock options and settlement of change in control payments as discussed in note (1) above. However, retained earnings does not reflect the entire cash payments for these same items as these future obligations will be settled or assumed by Quanex Corporation (not Quanex Building Products Corporation) in accordance with the various transaction agreements. Management expects Quanex Corporation to recognize merger related pre-tax expenses of approximately $26.8 million for the settlement of stock options based on options outstanding as of December 31, 2007 and an assumed stock price of $53.00, which represents Quanex Corporation’s closing stock price on December 21, 2007.

Historical retained earnings includes $2.5 million of transaction related expenses incurred through October 31, 2007. Additionally, retained earnings has been reduced for Quanex Building Products Corporation’s portion of transaction expenses (estimated at $2.5 million). For a discussion of the total transaction related expenses, including Quanex Corporation’s portion, see note 5 above.

(11)	Adjustment reflects the retirement of Quanex Corporation treasury shares as treasury shares are excluded shares under the terms of the Merger Agreement. In addition to the elimination of the treasury share amounts, this adjustment reduces common stock by $0.5 million and retained earnings by $36.8 million.

SELECTED CONSOLIDATED FINANCIAL DATA OF QUANEX CORPORATION
(ACCOUNTING PREDECESSOR TO QUANEX BUILDING PRODUCTS CORPORATION)

The following selected financial data of Quanex Corporation (accounting predecessor to Quanex Building Products Corporation) is derived from audited consolidated financial statements of Quanex Corporation. Because a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation immediately following the distribution and because the senior management of Quanex Corporation will continue as the senior management of Quanex Building Products following the distribution, we consider Quanex Building Products as divesting the Quanex Corporation vehicular products segment and non-building products related corporate items and have treated Quanex Building Products Corporation as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with EITF 02-11. As such, the information presented in the following summary for Quanex Building Products (accounting successor to Quanex Corporation) generally reflects financial and other information previously filed with the SEC by Quanex Corporation. Following the distribution, we will report the historical results of operations (subject to certain adjustments) of Quanex Corporation’s vehicular products segment and non-building products related corporate items as discontinued operations in accordance with the provisions of SFAS 144. Pursuant to SFAS 144, however, this presentation is not permitted until the distribution date.

The selected operating results data for the three years ended October 31, 2007 and the financial position data at October 31, 2007 and 2006 set forth below are derived from the audited consolidated financial statements of Quanex Corporation included elsewhere in this information statement. The selected operating results data for the two years ended October 31, 2004 and the financial position data at October 31, 2005, 2004 and 2003 set forth below are derived from the audited consolidated financial statements of Quanex Corporation not included in this information statement.

The summary historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if Quanex Building Products had been a separate, independent company during the periods presented, nor is it indicative of Quanex Building Products’ future performance. This historical data should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quanex Corporation (Accounting Predecessor to Quanex Building Products Corporation)” and Quanex Corporation’s consolidated financial statements and related notes included elsewhere in this information statement.

	Year Ended October 31,
	2007	2006	2005(1)(2)	2004(1)	2003(1)
	(Thousands, except per share data)

Selected Operating Results Data:
Net sales	$2,049,021	$2,032,572	$1,969,007	$1,437,897	$878,409
Operating income(3)	202,940	251,394	292,775	98,997	64,887
Income from continuing operations(4)	134,622	160,313	177,233	57,428	43,646
Income (loss) from discontinued operations, net of tax(5)	—	(130)	(22,073)	(2,961)	(759)
Net income(3)(4)(5)	$134,622	$160,183	$155,160	$54,467	$42,887
Percent of net sales	6.6%	7.9%	7.9%	3.8%	4.9%
Diluted Earnings Per Share Data:
Income from continuing operations	$3.41	$4.09	$4.50	$1.53	$1.18
Net income	$3.41	$4.08	$3.95	$1.45	$1.16
Cash dividends declared	$0.5600	$0.4833	$0.3733	$0.3111	$0.2978

	Year Ended October 31,
	2007	2006	2005(1)(2)	2004(1)	2003(1)
	(Thousands, except per share data)

Financial Position — Year End:
Total assets	$1,334,822	$1,202,152	$1,114,778	$940,054	$697,211
Asset turnover	1.6	1.8	1.9	1.8	1.2
Working capital	227,194	242,196	143,043	144,057	95,157
Current ratio	1.7 to 1	2.2 to 1	1.7 to 1	1.7 to 1	1.7 to 1
Total debt	$129,015	$133,401	$135,921	$128,926	$17,542
Stockholders’ equity	883,149	758,515	656,742	500,707	445,159

Total capitalization	$1,012,164	$891,916	$792,663	$629,633	$462,701
Cash provided by operating activities	$224,074	$190,271	$249,120	$124,237	$102,840
Cash provided by (used for) investing activities	(136,974)	(65,539)	(240,737)	(213,090)	(22,500)
Cash provided by (used for) financing activities	(20,128)	(68,716)	(462)	108,478	(76,515)
Depreciation and amortization	77,308	71,657	65,987	49,921	40,647
Capital expenditures, net	34,396	72,262	50,792	18,713	24,411
Other Data:
Total debt as a percent of capitalization	12.7%	15.0%	17.1%	20.5%	3.8%
Return on investment — percent(6)	14.4%	19.4%	22.6%	10.6%	9.3%
Return on common stockholders’ equity — percent(7)	16.4%	22.6%	26.8%	11.5%	9.9%
Average number of employees	4,214	4,356	4,124	2,975	2,408
Net sales per average employee	$486	$467	$477	$483	$365
Backlog for shipment in next 12 months	$357,000	$298,000	$330,000	$489,000	$162,000

(1)	During the fourth quarter of 2005, Quanex Corporation committed to a plan to sell its Temroc business. In the first quarter of 2005, Quanex Corporation sold its Piper Impact business and in the fourth quarter of 2004 sold its Nichols Aluminum — Golden business. Accordingly, the assets and liabilities of Temroc, Piper Impact and Nichols Aluminum — Golden are reported as discontinued operations in the Consolidated Balance Sheets for all periods presented, and their operating results are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

(2)	In December 2004, Quanex Corporation acquired Mikron and accounted for the acquisition under the purchase method of accounting. Accordingly, Mikron’s estimated fair value of assets acquired and liabilities assumed in the acquisition and the results of operations are included in Quanex Corporation’s consolidated financial statements as of the effective date of the acquisition.

(3)	Included in operating income are gains on sale of land of $0.5 million and $0.4 million in fiscal 2004 and 2003, respectively.

(4)	Fiscal 2003 include gains associated with retired executive life insurance proceeds of $2.2 million. This represents the excess of life insurance proceeds over (a) the cash surrender value and (b) liabilities to beneficiaries of deceased executives, on whom Quanex Corporation held life insurance policies.

(5)	Includes effects in fiscal 2005 of Temroc’s $13.1 million (pretax and after-tax) asset impairment charge in accordance with SFAS 142 and SFAS 144.

(6)	The sum of net income and the after-tax effect of interest expense less capitalized interest divided by the sum of the beginning of year and end of year averages for short and long-term debt and stockholders’ equity.

(7)	Net income attributable to common stockholders divided by the average of beginning of year and end of year common stockholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF QUANEX CORPORATION
(ACCOUNTING PREDECESSOR TO QUANEX BUILDING PRODUCTS CORPORATION)

The following discussion should be read in conjunction with Quanex Corporation’s consolidated financial statements and related notes included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors,” “Special Note About Forward-Looking Statements” and other sections in this information statement.

Planned Merger and Separation

On November 19, 2007, Quanex Corporation announced that its board of directors had approved a plan to separate its building products and vehicular products businesses. The Quanex/Gerdau merger remains subject to approval by Quanex Corporation stockholders, clearance under Section 721 of the Defense Production Act of 1950, as amended, completion of the spin-off and other customary closing conditions. The spin-off and the Quanex/Gerdau merger are expected to be completed by the end of the first calendar quarter of 2008. Until then, Quanex Corporation expects to continue to pay a regular, quarterly cash dividend on its outstanding common stock. The proposed spin-off is expected to be consummated immediately prior to completion of and in connection with the Quanex/Gerdau merger and is structured as a taxable distribution at the corporate level.

We expect to report as discontinued operations for financial reporting purposes Quanex Corporation’s vehicular products and non-building products related corporate accounts following the completion of the spin-off and the Quanex/Gerdau merger. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses Quanex Corporation’s historical financial condition and results of operations without giving effect to the proposed transactions. Notwithstanding the legal form of the proposed spin-off and the Quanex/Gerdau merger, because a wholly-owned subsidiary of Gerdau S.A. will merge with and into Quanex Corporation immediately following the distribution and because the senior management of Quanex Corporation will continue as the senior management of Quanex Building Products following the distribution, we expect that Quanex Building Products will be the divesting entity and will be treated as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with EITF 02-11. Effective with the spin-off, we expect to report the historical consolidated results of operations (subject to certain adjustments) of Quanex Corporation’s vehicular products and non-building products related corporate items in discontinued operations in accordance with the provisions of SFAS 144. Pursuant to SFAS 144, this presentation is not permitted until the accounting period in which the spin-off occurs.

Results of Operations

Summary Information as % of Sales — Quanex Corporation

	Year Ended October 31,(1)
	2007(2)		2006		2005(3)
	Dollar	%of	Dollar	%of	Dollar	%of
	Amount	Sales	Amount	Sales	Amount	Sales
	(Dollars in millions)

Net sales	$2,049.0	100%	$2,032.6	100%	$1,969.0	100%
Cost of sales	1,671.1	81	1,617.4	80	1,513.0	77
Selling, general and administrative	98.0	5	92.7	5	97.8	5
Depreciation and amortization	77.0	4	71.1	3	65.4	3
Operating income	202.9	10	251.4	12	292.8	15

Interest expense	(4.1)	—	(4.8)	—	(9.3)	(1)
Other, net	8.2	—	4.2	—	0.1	—
Income tax expense	(72.4)	(4)	(90.5)	(4)	(106.4)	(5)

Income from continuing operations	$134.6	6%	$160.3	8%	$177.2	9%

(1)	All periods presented exclude Piper Impact and Temroc, which are included in discontinued operations.

(2)	Atmosphere Annealing’s results of operations have been included beginning February 1, 2007.

(3)	Mikron’s results of operations have been included beginning December 10, 2004 (fiscal 2005).

Overview

Fiscal 2007 marked the sixth consecutive record year with net sales of the consolidated Quanex Corporation exceeding last year’s first ever $2.0 billion mark. Quanex Corporation’s primary markets, the vehicular products and the building products markets, experienced further difficulties over the course of fiscal 2007, with the building products market especially hard hit due to the United States credit market deterioration and continued contraction in housing starts. In the face of the strong market headwinds, Quanex Corporation again demonstrated its ability to outperform its primary served markets. Quanex Corporation’s ability to continuously outperform the markets it serves is the result of its deftness at developing new products and cultivating new customers, as well as benefiting from its longstanding relationships with the leading participants in the industries served. All of these factors, coupled with a continuous focus on controllable internal factors, resulted in Quanex Corporation not only performing relatively well in difficult times, but also positioned it for a significant upturn when its end markets return to their long-term growth paths.

Business Segments

Business segments are reported in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). SFAS 131 requires that Quanex Corporation disclose certain information about its operating segments, where operating segments are defined as “components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance”. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex Corporation has three reportable segments covering two customer-focused markets: the vehicular products and building products markets. Quanex Corporation’s reportable segments are Vehicular Products, Engineered Building Products, and Aluminum Sheet Building Products. The Vehicular Products segment produces engineered steel bars for the light vehicle, heavy duty truck, agricultural, defense, capital goods, recreational and energy markets. The Vehicular Products segment’s primary market drivers are North American light vehicle builds and, to a lesser extent, heavy duty truck builds. The Engineered Building Products segment produces engineered products and components serving the window and door industry, while the Aluminum Sheet Building Products segment produces mill finished and coated aluminum sheet serving the broader building products markets and secondary markets such as recreational vehicles and capital equipment. The main market drivers of the building products focused segments are residential housing starts and remodeling expenditures.

For financial reporting purposes three of Quanex Corporation’s five operating divisions, Homeshield, Truseal and Mikron, have been aggregated into the Engineered Building Products reportable segment. The remaining two divisions, MACSTEEL (Vehicular Products) and Nichols Aluminum (Aluminum Sheet Building Products), are reported as separate reportable segments with the Corporate & Other comprised of corporate office expenses and certain inter-division eliminations. The sale of products between segments is recognized at market prices. The financial performance of the operations is based upon operating income. The segments follow the accounting principles described in the Summary of Significant Accounting Principles. Note that the three reportable segments value inventory on a FIFO basis and the LIFO reserve relating to those operations accounted for under the LIFO method of inventory valuation is computed on a consolidated basis in a single pool and treated as a corporate expense. Prior periods have been adjusted to reflect the current presentation.

Vehicular Products — Three Years Ended October 31, 2007

The Vehicular Products segment’s primary market drivers are North American light vehicle production and Class 8 heavy duty truck production. Approximately 80% of the Vehicular Products segment’s products are used in light vehicle, heavy truck and off-road powertrain applications. North American light vehicle builds were down approximately 2.1% during fiscal 2007 compared to a relatively weak production level in fiscal 2006. This coupled with an estimated 44% drop-off in Class 8 heavy duty truck production in 2007 provided a difficult environment for those competing in this space. Nonetheless, Quanex Corporation’s Vehicular Products segment again outperformed the market with a 1.6% year over year increase in volume shipments, which combined with increased average selling prices to increase net sales 9.7% for fiscal 2007. The segment’s continued ability to outperform the market is a direct result of the addition of new programs which has increased shipments to existing customers as well as expanded the customer base. Quanex Corporation continues to focus on growing with the New American Manufacturers (NAMs) and increasing the amount of steel bar content per vehicle with Detroit’s Big 3. The segment’s volume growth in the recent declining market is an indication of the success in doing both. Base selling prices for fiscal 2007 were flat to slightly higher versus last year. The overall average selling price increased due to increased surcharges passed on to customers as a result of increased steel scrap and alloy costs during the year. The increases experienced in steel scrap and alloy costs also contributed to lower operating income as Quanex Corporation found itself in a surcharge lag position for most of the year primarily from the steep run-up in alloy costs.

The following table sets forth selected operating data for the Vehicular Products segment:

				% Change
	Year Ended October 31,			2007 vs.	2006 vs.
	2007(1)	2006	2005	2006	2005
	(Dollars in millions)

Net sales	$1,085.0	$988.8	$1,017.2	9.7%	(2.8)%
Cost of sales	892.7	782.3	772.6	14.1	1.3
Selling, general and administrative	20.6	17.8	21.2	15.7	(16.0)
Depreciation and amortization	39.0	34.1	32.7	14.4	4.3

Operating income	$132.7	$154.6	$190.7	(14.2)%	(18.9)%
Operating income margin	12.2%	15.6%	18.7%

(1)	Atmosphere Annealing’s results of operations have been included beginning February 1, 2007.

Net sales for fiscal 2007 were 9.7% higher than fiscal 2006 primarily due to a 1.6% increase in volume and a 4.2% increase in average selling price, comprised of flat to slightly higher base prices and increased surcharges. Net sales for fiscal 2006 were 2.8% lower than fiscal 2005 due to a 3.2% decline in the average selling price, directly attributable to lower scrap surcharges, which was only partially offset by a 0.5% increase in volume.

•	Fiscal 2007 volume benefited from the continued growth of new programs coupled with some spot market shipments in the first half of the year. The first half of the year proved to be more sluggish than the second half of the year as automobile manufacturers adjusted to lower production schedules at the same time the Class 8 heavy truck production experienced a drop off based on the new EPA requirements that went into effect on January 1, 2007. Fiscal 2006 volume was lower in the first half of the year versus the tough comparison of 2005, but outpaced fiscal 2005 in the second half of the year largely as a result of new programs. Near-term volumes are anticipated to be flat to down as automobile sales are expected to be impacted by the spillover from the housing market downturn and related credit contraction. Class 8 heavy truck production is anticipated to start ramping up as manufacturers turn their focus towards producing current engine designs ahead of the next EPA requirements change on January 1, 2010. Over time, end-use demand is expected to increase, influenced, in part, by the overall driver age and population growth. Quanex Corporation continues to focus on consistently improving productivity as well as enhancing its value-added offerings in an effort to meet the anticipated higher demand over time. Future volume increases will also be based upon Quanex Corporation’s ability to increase content per vehicle as well as continued sales growth with the NAMs who continue to take share from the former Big 3 manufacturers and domesticate more of their North American powertrain needs.

•	Fiscal 2007 average selling prices increased due in part to slightly higher base prices, though the increases were primarily a result of higher alloy surcharges and to a lesser extent higher steel scrap surcharges. Average selling prices decreased from 2005 to 2006 primarily due to the reduction of steel scrap surcharges from fiscal 2005’s all time high surcharges. Although surcharges were lower in 2006, base prices held steady from 2005 to 2006. Average selling prices in the near-term are expected to remain high as the run-up in alloy costs is not anticipated to return to prior low levels. Quanex Corporation continues to focus its long-term efforts on increasing sales of the segment’s value-added products. As the mix of value-added sales increases, so does the average sales price. However, surcharges tend to account for the majority of average selling price changes in a given year. The surcharge mechanism has been a component of MACSTEEL sales contracts for many years.

The two most significant factors that contributed to the 14.2% reduction in operating income from fiscal 2006 to fiscal 2007 were the run-up in alloy costs during fiscal 2007, coupled with increased costs of operating supply items. These costs increased to levels not experienced previously. A majority of the alloy cost increases will be recovered over time through Quanex Corporation’s alloy surcharge mechanism, however the increased cost of consumable supplies and certain base alloy costs are not included in any surcharge mechanisms and can only be recovered through future price increases or productivity gains. Controllable costs, primarily outside processing costs, in fiscal 2007 were reduced, a direct result of the new MACSTEEL Monroe value-add processing center. Selling, general and administrative expense and depreciation and amortization expense increased in fiscal 2007 as a result of costs incurred by the AAI operations since its acquisition on February 1, 2007. Depreciation and amortization expense also increased as expected from the completion of the MACSTEEL Phase VIII and Phase IX capital expansion projects. The 18.9% decrease in operating income from fiscal 2005 to fiscal 2006 resulted from average selling prices decreasing by more than the decrease in raw material costs coupled with a 28% increase in utility costs that were only partially offset by the reduced selling, general and administrative expenses. Fiscal 2005 selling, general and administrative expenses were higher than fiscal 2006 primarily due to increased incentives for the year coupled with a $3.1 million increase in the reserve for doubtful accounts receivable due to Jernberg Industries, Inc. and Delphi, which filed for bankruptcy during the year.

Fiscal 2007 operating income margin decreased as a result of an increase in alloy cost and consumable supplies cost increases experienced during the year coupled with the increased depreciation expense which was only partially offset by the reduced outside processing costs. The operating income margin would be expected to increase if all input costs remained the same as the surcharge lag would catch up on the recoverable alloy costs and continued cost savings are realized from the MACSTEEL Monroe value-added processing center. The operating income margin decrease from fiscal 2005 to 2006 resulted from the surcharge squeeze discussed above coupled with the higher utility costs. The timing of the surcharge mechanisms has been the largest contributor to changes in the operating income margin during the recent volatile period. Alloys, for example, are on a quarterly surcharge mechanism so as raw material prices rise, Quanex Corporation experiences short term compression of the operating margin since the surcharges are adjusted on a quarterly basis based upon raw material indexes from the previous three months. Declines in raw material costs will increase the margin in the short term as the surcharge reductions lag behind. Note that in the first quarter of fiscal 2006, Quanex Corporation converted approximately 85% of the accounts, representing approximately 70% of shipments, to a monthly steel scrap surcharge mechanism from a quarterly steel scrap surcharge mechanism. All alloy surcharges continue to be on a quarterly basis. Fiscal 2007 was hurt by the quarterly alloy surcharge lag as alloy costs increased significantly during the year. Fiscal 2006 was closer to expected normal levels due in large part to the conversion of a majority of the customer’s steel scrap surcharge mechanisms combined also with the lower volatility in raw material scrap prices during the year. The inverse of fiscal 2007 occurred in fiscal 2005, when the segment benefited from the surcharge lag in a period when raw material prices were decreasing.

Engineered Building Products & Aluminum Sheet Building Products — Three Years Ended October 31, 2007

During fiscal 2007, the Building Products businesses faced a market decline more severe than any other in recent history. All operations performed exceptionally well in light of this environment. In the face of housing start declines which are estimated to be down approximately 25% compared to 2006, the Building Products businesses experienced a 7.7% decline in net sales over fiscal 2006’s record net sales level. North American new housing starts and remodeling activity are the primary market drivers for both the Engineered Building Products segment and Aluminum Sheet Building Products segment. New product and customer initiatives were successfully implemented during this otherwise dismal year. These new programs, which contributed directly to the overall performance, are long-term initiatives that are expected to continue to grow in the future.

The following table sets forth selected operating data for the two reportable segments within Building Products, Engineered Building Products (Engineered BP) and Aluminum Sheet Building Products (Aluminum Sheet BP):

				% Change
	Year Ended October 31,			2007 vs.	2006 vs.
	2007	2006	2005(1)	2006	2005
	(Dollars in millions)

Engineered BP net sales	$457.8	$524.6	$487.6	(12.7)%	7.6%
Aluminum Sheet BP net sales	524.2	539.8	484.1	(2.9)	11.5

Net sales	982.0	1,064.4	971.7	(7.7)	9.5
Cost of sales	786.2	842.5	759.3	(6.7)	11.0
Selling, general and administrative	48.5	50.5	48.5	(4.0)	4.1
Depreciation and amortization	37.8	36.7	32.5	3.0	12.9

Engineered BP operating income	43.8	52.5	59.2	(16.6)	(11.3)
Aluminum Sheet BP operating income	65.7	82.2	72.2	(20.1)	13.9

Operating income	$109.5	$134.7	$131.4	(18.7)%	2.5%
Engineered BP operating income margin	9.6%	10.0%	12.1%
Aluminum Sheet BP operating income margin	12.5%	15.2%	14.9%

Operating income margin	11.2%	12.7%	13.5%

(1)	Mikron’s results of operations have been included beginning December 10, 2004 (fiscal 2005).

Net sales for the Engineered Building Products segment decreased from fiscal 2006 to fiscal 2007 due to the estimated 25% decrease in North American housing starts coupled with a decrease in remodeling activity. The well publicized liquidity crunch has served to exacerbate the problems experienced in the housing market, and contributed to an unusual period whereby remodeling activity did not increase as new housing starts decreased. The 12.7% decrease in net sales for the Engineered Building Products segment is a far smaller decrease than that experienced by the market due to successful new product and customer initiatives that have been realized throughout the year. These initiatives are the result of years of effort developing new products and cultivating new customers utilizing the segment’s well honed customer-focused capabilities. The increase in net sales from 2005 to 2006 was a result of early new product initiatives combined with a full year impact from the acquisition of Mikron in December 2004. The new product and new customer initiatives are expected to contribute to solid growth in the future when the underlying market turns around. The segment’s ability to design, produce and deliver unique customer products on a just-in-time basis coupled with its long-standing relationships with the leading names in the fenestration market is not only expected to allow it to outperform during the current market conditions, but positions the business for a leveraged rebound as the housing market recovers and returns to the expected long-term growth trajectory.

Net sales changes at the Aluminum Sheet Building Products segment from fiscal 2005 to 2006 and fiscal 2007 resulted from a combination of higher average selling prices and lower volumes. Fiscal 2007 and 2006 aluminum sheet volume decreased 7.2% and 4.3%, respectively, as North American new housing starts declined approximately 25% and 8%, respectively, over the same periods. Average selling prices in fiscal 2007 were 4.7% higher than fiscal 2006 in line with increases in aluminum ingot prices on the London Metal Exchange (LME), which is the most commonly used index used for correlating aluminum sheet prices. The 16.5% increase in aluminum sheet selling prices during fiscal 2006 was a result of reduced industry capacity which put upward pressure on pricing. Quanex Corporation continues to focus on increasing the mix of value-added products across the segment in an effort to mitigate the expected margin pressure due to reduced demand.

Fiscal 2005 housing starts were fueled by relatively low mortgage rates. Mortgage rates increased and the housing affordability index became unfavorable during fiscal 2006 which led to the decline in housing starts. The well publicized sub-prime mortgage problems and resulting credit contraction significantly reduced housing starts during fiscal 2007. Fiscal 2007 housing starts were estimated to be 1.426 million units. This is compared to fiscal 2006 and fiscal 2005 housing starts of 1.891 million and 2.047 million units, respectively. Mortgage rates are not expected to rise noticeably in 2008, yet it is uncertain when home sales and starts of new units will stabilize following the substantial correction which began in the second quarter of 2006. Quanex Corporation is focused on working closely with customers and contributing to their new product development, which is an important driver of revenue growth and a significant success factor in this otherwise difficult period. Efforts are also underway to increase shipments to the replacement and remodeling segment of the building products market. Generally, demographics for long-term housing demand are favorable when factoring in population increase, immigration and an increase in vacation homes. These trends, coupled with an increase in the size of the average home, should benefit the segment over the long-term. Furthermore, Quanex Corporation’s presence in the vinyl and composite window market, which represents the fastest growing window segment, should continue to fuel growth over a long time frame.

Fiscal 2007 operating income declined as a result of reduced volume. Aggressive reductions in labor costs, coupled with lower material and freight costs, were realized during fiscal 2007. These achievements helped to minimize the impact of the lower volumes. Cost improvements are expected to continue and should position Quanex Corporation for strong incremental growth as the housing market recovers. Operating income declined at Quanex Corporation’s Engineered Building Products segment in 2006 due to a combination of factors. Material costs, particularly those having natural gas and oil as feed stocks, increased, as did energy and labor costs. Contributing to the decline in operating income for fiscal 2006 was a protracted labor organization effort at one of the window profile facilities which resulted in reduced productivity and margins. All of the aforementioned factors led to the corresponding decreases in operating income margin.

Spread is a key determinant of profitability for the Aluminum Sheet Building Products segment. The spread between selling price and raw material price expanded in fiscal 2006 even with the rise in raw material costs whereas spread decreased 1.6% from 2006 to 2007. Change in spread tends to be the primary contributor to the change in operating income margin, as was the case from fiscal 2005 to fiscal 2007. The increased spread in fiscal 2006 was partially offset by a 39.3% increase in utility costs. While the spreads realized during fiscal 2007 and fiscal 2006 are expected to moderate somewhat over time, the trend toward higher global energy costs actually enhances the segment’s competitive position because we are a scrap based producer of aluminum; recycling aluminum only consumes 5% of the energy required to produce primary aluminum from bauxite, an aluminum containing ore.

Corporate and Other — Three Years Ended October 31, 2007

				$ Change
	Year Ended October 31,			2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
	(Dollars in millions)

Net sales	$(18.0)	$(20.6)	$(19.9)	$2.6	$(0.7)
Cost of sales	(7.8)	(7.4)	(18.9)	(0.4)	11.5
Selling, general and administrative	28.9	24.4	28.1	4.5	(3.7)
Depreciation and amortization	0.2	0.3	0.2	(0.1)	0.1

Operating income (expense)	$(39.3)	$(37.9)	$(29.3)	$(1.4)	$(8.6)

Corporate and other operating expenses, not included in the reportable segments mentioned above, include the consolidated LIFO inventory adjustments (calculated on a combined pool basis), corporate office expenses and inter-segment eliminations. As a result of raw material cost increases during fiscal 2007 and fiscal 2006, Quanex Corporation incurred expense of $9.9 million and $13.1 million, respectively, in the form of a LIFO inventory adjustment. The pool of average raw material costs was only slightly lower at the end of fiscal 2005 compared to the end of fiscal 2004 and as a result Quanex Corporation recognized $0.1 million of income due to the reduction of the LIFO inventory adjustment. Fluctuations associated with the LIFO inventory adjustment tend to comprise a majority of the change from year to year in corporate and other expenses. For the year ended October 31, 2005, Quanex Corporation incurred $8.2 million of external consulting fees and external audit fees associated with the implementation of the Sarbanes-Oxley Act. Comparatively little external consulting fees were incurred in fiscal 2006 and fiscal 2007 related to Quanex Corporation’s ongoing compliance with the Sarbanes-Oxley Act. Offsetting the reduction in consultant fees was $4.0 million of stock option expense in fiscal 2006 and fiscal 2007 which was not required to be recorded in prior years; in prior years potential stock option expense was disclosed in a footnote to the financial statements. Fiscal 2007’s corporate expense includes $2.1 million of additional mark-to-market expense associated with Quanex Corporation’s Deferred Compensation Plan as well as $2.5 million of transaction costs related to Quanex Corporation’s strategic review that took place during the year.

Other Items — Three Years Ended October 31, 2007

Interest expense for fiscal 2007 was $4.1 million compared to $4.8 million in fiscal 2006 and $9.3 million in fiscal 2005. The decrease from 2005 to 2006 resulted from the fact that the borrowings against Quanex Corporation’s revolving credit agreement used to fund the Mikron acquisition had been repaid by the end of fiscal 2005. No amounts were borrowed against the revolving credit facility during either fiscal 2006 or fiscal 2007, thereby reducing the amount of interest expense. The decrease in fiscal 2007 was due primarily to lower interest rates.

Other, net (on the income statement) for fiscal 2007 was income of $8.2 million compared to income of $4.2 million in fiscal 2006 and income of $0.1 million in fiscal 2005. Other, net includes interest income and changes associated with the cash surrender value of life insurance. The increase from fiscal 2005 to fiscal 2007 primarily relates to interest income earned on the cash and equivalents balance that accumulated over the course of fiscal 2006 and 2007.

Quanex Corporation’s estimated annual effective tax rate declined from 37.5% in fiscal 2005 to 36.1% in fiscal 2006 and to 35.0% in fiscal 2007. The lower effective rate in 2006 is primarily the result of the special tax deduction for certain domestic production activities. The lower effective rate in 2007 is primarily attributable to an update of the rate on deferred balances.

Income (loss) from discontinued operations, net of taxes for fiscal 2006 was a loss of $0.1 million compared to a loss of $22.1 million in fiscal 2005. During fiscal 2005, Quanex Corporation recorded a goodwill impairment charge for Temroc of $13.1 million. The Temroc impairment combined with an additional loss on the sale of Piper Impact comprised the difference between fiscal 2006 and fiscal 2005.

Liquidity and Capital Resources

Sources of Funds

Quanex Corporation’s principal sources of funds are cash on hand, cash flow from operations, and borrowings under its unsecured $350.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility). The Credit Facility was executed on September 29, 2006 and replaced Quanex Corporation’s $310.0 million Revolving Credit Agreement. Proceeds from the Credit Facility may be used to provide availability for working capital, capital expenditures, permitted acquisitions and general corporate purposes. The Credit Facility has a five-year term and may be increased by an additional $100.0 million in the aggregate prior to maturity, subject to the receipt of additional commitments and the absence of any continuing defaults. As of October 31, 2007, Quanex Corporation was in compliance with all current Credit Facility covenants.

At October 31, 2007, Quanex Corporation had no borrowings under the Credit Facility and $125.0 million outstanding 2.50% Senior Convertible Debentures due May 15, 2034 (the Debentures). This represents no change from October 31, 2006, borrowing levels. Quanex Corporation classified the Debentures as current as of October 31, 2007 as it reasonably expects that the Debentures will be settled within twelve months. Excluding the first fiscal quarter of fiscal 2007, the Debentures have been convertible effective May 1, 2005 and continue to be convertible though the quarter ending January 31, 2008, as the closing price of Quanex Corporation’s common stock exceeded the contingent conversion price during the applicable periods. The aggregate availability under the Credit Facility was $339.2 million at October 31, 2007, which is net of $10.8 million of outstanding letters of credit.

In addition to the $172.8 million of cash and cash equivalents as of October 31, 2007, Quanex Corporation was holding $44.8 million in short-term investments. Included in short-term investments is $40.0 million in auction rate securities. In the first quarter of fiscal 2007, Quanex Corporation began investing in auction rate securities, which are highly liquid, variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through an auction process, typically held every 7, 28 or 35 days, creating short-term liquidity. Quanex Corporation expects to have minimal short-term investments by the end of the first fiscal quarter to further increase its liquidity in anticipation of potential conversion of Quanex Corporation’s Debentures.

Quanex Corporation believes that it has sufficient funds and adequate financial resources available to meet its anticipated liquidity needs. Quanex Corporation also believes that cash flow from operations, cash balances and available borrowings will be sufficient in the next twelve months and foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures, and dividends.

Quanex Corporation’s working capital was $227.2 million on October 31, 2007 compared to $242.2 million on October 31, 2006, a $15.0 million decrease. Beginning in October 2007, Quanex Corporation’s $125.0 million Debentures are classified as a current liability as Quanex Corporation reasonably expects the Debentures to be settled within a 12 month period. This $125.0 million decrease in working capital is partially offset by a $111.9 million increase in cash, cash equivalents and short-term investments compared to October 31, 2006. Conversion capital (accounts receivable plus inventory less accounts payable) of $192.4 million as of October 31, 2007 approximated conversion capital of $189.5 million as of October 31, 2006.

The following table summarizes Quanex Corporation’s cash flow results for fiscal years 2007, 2006 and 2005:

	Year Ended October 31,
	2007	2006	2005
	(In millions)

Cash flows from operating activities	$224.1	$190.3	$249.1
Cash flows from investing activities	$(137.0)	$(65.5)	$(240.7)
Cash flows from financing activities	$(20.1)	$(68.7)	$(0.5)

Highlights from our cash flow results for the fiscal years ended 2007, 2006 and 2005 are as follows:

Operating Activities

Cash provided by operating activities during the year ended October 31, 2007 was $224.1 million compared to $190.3 million and $249.1 million for 2006 and 2005, respectively. The increase of $33.8 million in cash provided by operating activities for fiscal 2007 compared to fiscal 2006 relates primarily to conversion capital (accounts receivable plus inventory less accounts payable) and a decline in pension contributions. Conversion capital increased (use of cash) to a lesser extent during fiscal 2007 compared to fiscal 2006; this year over year difference of $37.8 million matches the change in demand in Quanex Corporation’s end markets. Quanex Corporation contributed $15.5 million less to its pension plans during fiscal 2007 compared to fiscal 2006 as Quanex Corporation made a significant voluntary contribution of $13.0 million during the third quarter of fiscal 2006. Pension contributions were minimal in 2007 due to Quanex Corporation’s funded position. The favorable $37.8 million conversion capital variance and favorable $15.5 million pension contribution variance was partially offset by a decline in earnings during fiscal 2007 compared to the fiscal 2006.

The $58.8 million reduction in operating cash flows from fiscal 2005 to fiscal 2006 is primarily attributable to a $32.2 million increase in accounts receivable coupled with an increased contribution to the pension plans of approximately $13.2 million during fiscal 2006. The accounts receivable increase is related to higher net sales in the fourth quarter of fiscal 2006 than in the fourth quarter of fiscal 2005 coupled with higher number of days sales outstanding.

Investing Activities

Quanex Corporation used $71.5 million more for investment activities during fiscal 2007 compared to fiscal 2006. In February 2007, Quanex Corporation purchased the assets of AAI for approximately $58.5 million, including transaction costs and a final working capital-based purchase price adjustment. Quanex Corporation did not have acquisition investments in fiscal 2006. As mentioned previously, Quanex Corporation invested $40.0 million, net, in auction rate securities during 2007. Quanex Corporation began investing in these securities during 2007 as their yields were more attractive than other investment vehicles traditionally classified as cash equivalents for reporting purposes. Partially offsetting this period over period use of cash from acquisition activity and investments was a $37.9 million reduction in capital expenditures. Capital spending at MACSTEEL Monroe declined by approximately $24.3 million primarily due to the completion of the MACSTEEL Monroe value-added capacity project at the end of 2006. Additionally, Mikron’s capital spending declined by approximately $11.3 million as expenditures for its capacity expansion project were primarily incurred during fiscal 2006.

Quanex Corporation spent $175.2 million less for investment activities during fiscal 2006 compared to fiscal 2005 primarily due to the acquisition of Mikron and Besten for $200.6 million in fiscal 2005. This was partially offset by an increase in capital expenditures of $21.5 million in fiscal 2006 compared to fiscal 2005 attributable to the expansion of value added capabilities and caster upgrades within Quanex Corporation’s Vehicular Products segment (Phase VIII and Phase IX expansions at MACSTEEL) coupled with Mikron’s capital spending for capacity expansion mentioned above.

Quanex Corporation expects 2008 capital expenditures to range from $30 million to $40 million which approximates 2007 spending in aggregate. Using the top end of the range, Quanex Corporation expects to spend approximately $20 million at the Vehicular Products segment, $7 million for the Aluminum Sheet Building Products Segment and $13 million at the Engineered Building Products Segment during fiscal 2008. At October 31, 2007, Quanex Corporation had commitments of approximately $12.7 million for the purchase or construction of capital assets. Quanex Corporation plans to fund these capital expenditures through cash flow from operations.

Financing Activities

Quanex Corporation consumed $0.5 million, $68.7 million and $20.1 million for financing activities during fiscal 2005, 2006 and 2007, respectively. The higher use of cash in fiscal 2006 is primarily attributable to Quanex Corporation’s stock buyback program activity during that year. During fiscal 2006, Quanex Corporation purchased 1,573,950 shares of its common stock for $58.3 million; Quanex Corporation did not purchase any of its stock in fiscal years 2005 and 2007. Quanex Corporation’s cash dividends per share has increased steadily resulting in $14.3 million, $18.4 million and $20.8 million in dividends paid during fiscal 2005, 2006 and 2007, respectively. Quanex Corporation increased its quarterly cash dividend in September 2005 from $.090 to $0.103 per share, in March 2006 from $0.103 to $0.120 per share, and again in September 2006 from $0.120 to $0.140 per share, resulting in a 55% or $0.050 per share cumulative increase to Quanex Corporation’s dividend rate. Partially offsetting this is a reduction in cash and tax benefits received related to stock option exercises during the three year period from $14.3 million during fiscal 2005, to $11.1 million in fiscal 2006 and to $5.0 million during fiscal 2007. Until the spin-off and the related Quanex/Gerdau merger transaction is consummated, Quanex Corporation expects to continue to pay a regular, quarterly cash dividend on its outstanding common stock.

Contractual Obligations and Commercial Commitments

Contractual Cash Obligations

The following tables set forth certain information concerning Quanex Corporation’s unconditional obligations and commitments to make future payments under contracts with remaining terms in excess of one year, such as debt and lease agreements, and under contingent commitments.

Payments Due by Period

		Less Than	1-3	4-5	More Than
Contractual Cash Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands)

Long-term debt, including interest(1)	$132,648	$129,700	$796	$742	$1,410
Operating leases(2)	25,605	7,723	9,814	2,963	5,105
Unconditional purchase obligations(3)	3,923	2,873	1,050	—	—

Total contractual cash obligations	$162,176	$140,296	$11,660	$3,705	$6,515

(1)	The long-term debt is primarily comprised of the $125.0 million of Debentures principal due in 2034 and $3.9 million of various revenue bonds. Quanex Corporation has classified the Debentures as current as of October 31, 2007 as it is reasonably expected that the Debentures will be settled within twelve months. Accordingly, the above figures include interest related to the Debentures for fiscal 2008 only. The debt interest amounts are based on rates as of October 31, 2007. The amounts above include only the principal amount of the Debentures because Quanex Corporation retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. Based on the October 31, 2007 stock price, if Quanex Corporation elects to settle the Debentures entirely in cash, it will require $77.3 million of additional cash not reflected above.

(2)	Operating leases cover a range of items from facilities, fork trucks and cars to fax machines and other miscellaneous equipment.

(3)	The unconditional purchase obligations are made up of $2.4 million of natural gas contracts along with other miscellaneous repair and maintenance items.

Quanex Corporation expects to contribute approximately $0.4 million to the pension plan and approximately $0.6 million to the postretirement benefit plan to fund current benefit payment requirements during fiscal 2008. Pension and other postretirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Obligations to these plans are based on current and projected obligations of the plans, performance of the plan assets, if applicable, and any participant contributions. Management believes the effect of the plans on liquidity is not significant to Quanex Corporation’s overall financial condition.

The timing of payments related to Quanex Corporation’s Supplemental Benefit Plan and Deferred Compensation Plan cannot be readily determined due to their uncertainty. The Supplemental Benefit Plan liability of $4.5 million at October 31, 2007 was recorded as part of Other (non-current) liabilities. Quanex Corporation intends to fund these benefits with life insurance policies valued at $29.9 million as of October 31, 2007. Based on the $7.1 million market value of Quanex Corporation’s Deferred Compensation Plan, payments for fiscal 2008 are estimated to be approximately $576,000.

Other Commercial Commitments

The following table reflects other commercial commitments or potential cash outflows that may result from a contingent event, such as a need to borrow short-term funds for liquidity purposes.

Amount of Commitment Expiration per Period

	Total Amounts	Less Than	1-3	4-5	More Than
Other Commercial Commitments	Committed	1 Year	Years	Years	5 Years
	(In thousands)

Standby letters of credit	$12,224	$9,687	$—	$—	$2,537
Guarantees	1,010	—	—	—	1,010

Total commercial commitments	$13,234	$9,687	$—	$—	$3,547

Off-Balance Sheet Arrangements

Quanex Corporation does not have any off-balance sheet arrangements, as such term is defined in the rules promulgated by the SEC, that have or are reasonably likely to have a current or future effect on Quanex Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as Quanex Corporation’s operating environment changes. Actual results could differ from estimates.

Quanex Corporation believes the following are the most critical accounting policies used in the preparation of Quanex Corporation’s consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

Quanex Corporation recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in Quanex Corporation’s revenue recognition policy is the determination of collectibility. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. Quanex Corporation’s allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level Quanex Corporation considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

Quanex Corporation records inventory valued at the lower of cost or market value. Inventories are valued using both the first-in first-out (FIFO) and last-in first-out (LIFO) methods. Quanex Corporation adopted the dollar-value link chain LIFO method in fiscal 1973, and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Since then, acquisitions were integrated into Quanex Corporation’s operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on Quanex Corporation’s forecast of future demand and market conditions. Significant unanticipated changes to Quanex Corporation’s forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex Corporation is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex Corporation must make capital and other expenditures on an ongoing basis. Quanex Corporation accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, Quanex Corporation accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of Quanex Corporation’s alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could result in expenses being incurred in future periods in addition to an increase in actual cash required to remediate contamination for which Quanex Corporation is responsible.

Impairment or Disposal of Long-Lived Assets

Property, Plant and Equipment and Intangibles

Quanex Corporation makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. Quanex Corporation determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. Quanex Corporation measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires Quanex Corporation to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for Quanex Corporation’s products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Goodwill

The purchase method of accounting for business combinations requires Quanex Corporation to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Quanex Corporation performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. Quanex Corporation tests for impairment of its goodwill using a two-step approach as prescribed in SFAS 142. The first step of Quanex Corporation’s goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of Quanex Corporation’s goodwill impairment test is required only in situations where the carrying value of the reporting unit exceeds its fair value as determined in the first step. In such instances, Quanex Corporation compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. Quanex Corporation primarily uses the present value of future cash flows to determine fair value and validates the result against the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Disposal

In accordance with SFAS 144, components of Quanex Corporation that are to be spun-off will not be reported as discontinued operations until the date of the separation. Also in accordance with SFAS 144, Quanex Corporation presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for “held for sale accounting” as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recorded in the period the operation meets held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Income Taxes

Quanex Corporation records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in Quanex Corporation’s consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects Quanex Corporation’s assumption that Quanex Corporation will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, Quanex Corporation may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Stock — Based Compensation

Quanex Corporation adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R) on November 1, 2005 using the modified prospective transition method. Under SFAS 123R, Quanex Corporation determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. Quanex Corporation recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under SFAS 123R, Quanex Corporation amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, Quanex Corporation amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with SFAS 123R, the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows.

Quanex Corporation’s fair value determination of stock-based payment awards on the date of grant using an option-pricing model is affected by Quanex Corporation’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, Quanex Corporation’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because Quanex Corporation’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of Quanex Corporation’s employee stock options. Accordingly, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Retirement and Pension Plans

Quanex Corporation sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management’s assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

The effects of the decrease in selected assumptions, assuming no changes in benefit levels and no amortization of gains or losses for the pension plans in fiscal 2007, is shown below:

	Effect on all Defined Benefit Pension Plans
	October 31, 2007
			Increase	Increase
			(Decrease) in	(Decrease) in
	Percentage		Projected Benefit	2007 Pension
Assumption	Point Change		Obligation	Expense
	(In thousands)

Discount rate	(0.5	) pts	$6,326	$999
Assumed return on plan assets	(0.5	) pts	n/a	342

Accounting guidance applicable to pensions does not require immediate recognition of the effects of a deviation between actual and assumed experience and the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted and disclosed as an unrecognized gain or loss. Accumulated other comprehensive income as of October 31, 2007 includes pretax net actuarial losses and net prior service costs of $3.1 million. A portion of the loss will be amortized in fiscal year 2008. The effect on fiscal years after 2008 will depend on the actual experience of the plans.

Postretirement plan assumptions reflect our historical experience and our best judgments regarding future expectations. Assumed health care cost trend rates could have an effect on the amounts reported for post retirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One	One
	Percent	Percent
	Increase	Decrease
	(In thousands)

Effect on total service and interest cost components	$9	$(8)
Effect on postretirement benefit obligation	164	(149)

Mortality assumptions used to determine the obligations for our pension and other postretirement benefit plans are related to the experience of the plans and to our third-party actuary’s best estimate of expected plan mortality. The mortality assumptions for fiscal 2006 valuation purposes were updated to the RP-2000 tables. The change of this assumption increased the projected benefit obligation and pension expense for fiscal 2006 by $2.9 million and $0.6 million, respectively.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires recognition of the funded status of a benefit plan in the balance sheet. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost should be recognized in the accumulated other comprehensive loss section of the Consolidated Statements of Stockholders’ Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods. The method of calculating net periodic benefit cost under SFAS 158 is the same as under existing practices. SFAS 158 prescribes additional disclosure requirements including the classification of the current and noncurrent components of plan liabilities, as well as the disclosure of amounts included in Accumulated Other Comprehensive Income that will be recognized as a component of net periodic benefit cost in the following year. The recognition of the funded status and disclosure elements of SFAS 158 are effective for fiscal years ending after December 15, 2006 (as of October 31, 2007 for Quanex Corporation). Retrospective application of SFAS 158 is not permitted. The initial incremental recognition of the funded status under SFAS 158 reflected upon adoption in the Accumulated Other Comprehensive Income section of Stockholders’ Equity was an after-tax charge to equity of $1.9 million. SFAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the fiscal year-end. This measurement date element will be effective for fiscal years ending after December 15, 2008 (as of October 31, 2009 for Quanex Corporation), but will not have an impact on Quanex Corporation as it already measures the plan assets and obligations as of the end of its fiscal year. The impact of adopting the provisions of SFAS 158 on the components of the Consolidated Balance Sheet as of October 31, 2007 are as follows:

	October 31, 2007	SFAS 158	October 31, 2007
	Prior to	Adjustment	After
	Application of	Increase	Application of
	SFAS 158	(Decrease)	SFAS 158
	(In thousands)

Other assets	$15,213	$(1,433)	$13,780
Total assets	1,336,255	(1,433)	1,334,822
Accrued liabilities	$58,323	$573	$58,896
Deferred pension obligation	2,361	1,732	4,093
Deferred postretirement welfare benefits	7,372	(627)	6,745
Deferred income taxes	61,400	(1,167)	60,233
Accumulated other comprehensive income (loss)	410	(1,944)	(1,534)
Total liabilities and stockholders’ equity	1,336,255	(1,433)	1,334,822

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (as of November 1, 2008 for Quanex Corporation). Quanex Corporation is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) which is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under this new guidance, the consolidated financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering the time value of money. This guidance also revises disclosure requirements and introduces a prescriptive annual, tabular roll-forward of unrecognized tax benefits. FIN 48 is effective for annual periods beginning after December 15, 2006 (as of November 1, 2007 for Quanex Corporation). The cumulative effect of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Quanex Corporation is continuing to evaluate the impact of FIN 48 on its consolidated financial statements; however a preliminary evaluation indicates that Quanex Corporation does not expect to record an additional liability in excess of $2.0 million through the Consolidated Statements of Stockholders’ Equity in the first quarter of fiscal 2008.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion of Quanex Corporation and its subsidiaries’ exposure to various market risks contains “forward looking statements” that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to Quanex Corporation. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. Quanex Corporation does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

Quanex Corporation and its subsidiaries have a Credit Facility and other long-term debt which subject Quanex Corporation to the risk of loss associated with movements in market interest rates. At October 31, 2007 and 2006, Quanex Corporation had fixed-rate debt totaling $125.1 million and $126.8 million, respectively. This debt is fixed-rate and, therefore, does not expose Quanex Corporation to the risk of earnings loss due to changes in market interest rates.

Quanex Corporation and certain of its subsidiaries’ floating-rate obligations totaled $3.9 million and $6.6 million at October 31, 2007 and 2006, respectively. Based on the floating-rate obligations outstanding at October 31, 2007, a one percent increase or decrease in the average interest rate would result in a change to pre-tax interest expense of approximately $39,000.

Commodity Price Risk

The Vehicular Products segment has a scrap surcharge program in place, which is a practice that is well established within the engineered steel bar industry. The scrap surcharge is based on a three city, three- or one-month trailing average of #1 bundle scrap prices. The alloy surcharge is based on three-month trailing average alloy prices from a widely quoted industry publication. Quanex Corporation’s long-term exposure to changes in scrap and alloy costs is significantly reduced because of the surcharge program. Over time, Quanex Corporation recovers the majority of its scrap and alloy cost increases, though there is a level of exposure to short-term volatility because of this lag. As mentioned previously, the segment’s alloy surcharge is a three-month trailing average. Prior to fiscal 2006, the segment’s scrap surcharge has been based on a three-month trailing average. However, for steel scrap surcharges beginning during the first quarter of 2006, Quanex Corporation moved the majority of the accounts to a one-month cycle. For fiscal 2007, approximately 90% of the accounts, representing about 75% of shipments, are on a one-month cycle. Reducing the adjustment period from three months to one month reduces the segment’s margin volatility.

Within the Aluminum Sheet Building Products segment, Quanex Corporation uses various grades of aluminum scrap as well as minimal amounts of prime aluminum ingot as raw materials for its manufacturing processes. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, Nichols Aluminum enters into firm price raw material purchase commitments (which are designated as “normal purchases” under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) as well as option contracts on the LME. Quanex Corporation’s risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of Quanex Corporation’s committed sales orders, to the extent not covered by fixed price purchase commitments.

Through the use of firm price raw material purchase commitments and LME contracts, Quanex Corporation intends to protect cost of sales from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect. During fiscal 2007, 2006 and 2005, Quanex Corporation primarily relied upon firm price raw material purchase commitments to protect cost of sales tied to firm price sales commitments. At October 31, 2007 there were 14 open LME forward contracts associated with metal exchange derivatives covering notional volumes of 2.8 million pounds with a fair value mark-to-market net loss of approximately $49,000. The $49,000 was recorded as cost of sales with the offsetting liability reflected as a current liability on the balance sheet. There were no outstanding LME forward contracts as of October 31, 2006.

Within the Engineered Building Products segment, polyvinyl resin (PVC) is the significant raw material consumed during the manufacture of vinyl extrusions. Quanex Corporation has a monthly resin adjustor in place with its customers that is adjusted based upon published industry resin prices. This adjuster effectively shares the base pass-through price changes of PVC with its customers commensurate with the market at large. Quanex Corporation’s long-term exposure to changes in PVC prices is thus significantly reduced due to the contractual component of the resin adjustor program.

BUSINESS OF QUANEX BUILDING PRODUCTS CORPORATION
(ACCOUNTING SUCCESSOR TO QUANEX CORPORATION)

Our Company

We believe that we are a technological leader in the production of aluminum flat-rolled products, flexible insulating glass spacer systems, extruded plastic profiles, and precision-formed metal and wood products which primarily serve the North American building products markets. We use low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. We believe these capabilities also provide us with unique competitive advantages. Our growth strategy is focused on protecting, nurturing and developing our core building products businesses, introducing new innovative product lines, and pursuing expansion through the acquisition of companies that produce similar products and serve similar or adjacent building products markets in North America, Europe and Asia.

We have grown primarily through the strategic acquisition of building products businesses that complement our overall product base. On December 31, 2003, the Company completed the acquisition of Truseal, a manufacturer of patented and trademarked flexible insulating glass spacer systems and sealants for vinyl, aluminum, and wood windows. The consideration for the acquisition of all of the outstanding capital stock of TruSeal was $112.7 million in cash including the working capital adjustment and transaction fees.

On December 9, 2004, we completed the acquisition of all of the outstanding stock, through a subsidiary merger, of Mikron, a manufacturer of engineered vinyl and thermoplastic alloy composite window components, window coverings and door components. Mikron serves the residential building and remodeling markets. Headquartered in the Seattle suburb of Kent, Washington, Mikron operates modern and highly automated extrusion facilities located in the Kent area; Winnebago, IL; and Richmond, KY. We paid $197.5 million in cash including the working capital adjustment, a purchase price adjustment and transaction fees.

In addition, in the last five years, we have added facilities in Hood River, Oregon and Dubuque, Iowa for manufacturing of fenestration products.

We and Quanex Building Products LLC were formed in Delaware on December 12, 2007 by Quanex Corporation to hold substantially all of the building products business of Quanex Corporation and to facilitate the separation of its vehicular products and building products businesses through the spin-off and the Quanex/Gerdau merger.

Our Business

We have 18 manufacturing facilities in 10 states in the United States. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of custom engineered products and materials for the building products markets. We are able to maintain minimal levels of finished goods inventories at most locations because we typically manufacture products upon order to customer specifications. Payments for purchases and collections from customers are consistent with industry practices which are based on average 30 day terms. We maintain lower than industry average working capital levels that we have historically funded through cash flow from operations.

The majority of our products are sold into the building products markets with residential housing starts and remodeling expenditures being the primary market drivers. For the years ended October 31, 2007, 2006, and 2005, no one customer accounted for 10% or more of our sales.

We operate in two reportable business segments: engineered building products and aluminum sheet building products.

Engineered Building Products.  The Engineered Building Products segment is comprised of six fabricated metal components operations, two facilities producing wood fenestration (door and window) components, four polyvinyl chloride (vinyl) extrusion facilities, a flexible insulating glass spacer operation and a facility that produces automated equipment for assembling insulating glass units. The segment’s operations produce window and door components for OEMs that primarily serve the residential construction and remodeling markets. Products include insulating glass spacer/sealant systems, window and patio door screens, aluminum cladding and other roll formed metal window components, door components such as thresholds and astragals, residential exterior products, engineered vinyl and composite patio door and window profiles and custom window grilles, and trim and architectural mouldings in a variety of woods for the home improvement, residential, and light commercial construction markets.

Our extrusion operations use highly automated production facilities to manufacture vinyl and composite profiles, the framing material used by fenestration OEMs in the assembly of vinyl windows and patio doors. Value-added capabilities include PVC compound blending, window system design, tooling design and fabrication, in-line weatherstrip installation and miter cutting, and co-extrusion of integrated weather-resistant coatings. Metal fabrication operations include roll forming, stamping, and end-product assembly to produce a variety of fenestration products. In addition, the insulating glass sealant business uses co-extrusion and laminating technology to produce highly engineered, butyl rubber-based window spacer products used to separate two panes of glass in a window sash to improve its thermal performance. Engineered Products customers’ end-use applications include windows and window components, patio door and entry door systems, and custom hardwood architectural moldings. Key success factors range from design and development expertise to flexible, world class quality manufacturing capability and just-in-time delivery.

Aluminum Sheet Building Products.  The Aluminum Sheet Building Products segment is comprised of an aluminum mini-mill operation and three stand-alone aluminum sheet cold finishing operations. Aluminum sheet finishing capabilities include reducing reroll coil to specific gauge, annealing, slitting and custom coating. Customer end-use applications include exterior housing trim, fascias, roof edgings, soffits, downspouts and gutters. The product is packaged and delivered for use by various customers in the building and construction markets, as well as other capital goods and transportation markets.

Our aluminum mini-mill uses an in-line casting process with the capacity to produce approximately 400 million pounds of reroll (hot-rolled aluminum sheet) annually. The mini-mill converts aluminum scrap to reroll through melting, continuous casting, and in-line hot rolling processes. It also has aluminum scrap shredding and blending capabilities, including two rotary barrel melting furnaces and a dross recovery system that broaden the mini-mill’s use of raw materials, allowing it to melt lesser grades of scrap, while improving raw material yields. Delacquering equipment improves the quality of the scrap before it reaches the primary melt furnaces by burning off combustibles. In addition, scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition. We believe our production capabilities result in a significant manufacturing advantage and savings from reduced raw material costs, optimized scrap utilization, reduced unit energy cost and lower labor costs.

Our Strategy

Management’s vision is to become North America’s premier market driven manufacturer of engineered systems and components sold to OEM’s and distributors of building products. Our vision also includes maximizing stockholder value by earning a return over the business cycle in excess of our cost of capital. Execution of the following strategies will be essential for attainment of this vision:

•	Achieve robust organic growth in each of our reportable segments fueled by unmatched customer service, new product introduction and development of superior product attributes, particularly thermal efficiency, enhanced functionality, weatherability, appearance and best-in-class quality;

•	Offer logistic solutions that provide our customers with just-in-time service and lower processing costs;

•	Enhance profitability through our continued efforts to adopt, promulgate and formalize Lean Manufacturing practices within both our core businesses and the acquisitions we make, including eliminating waste, minimizing scrap, optimizing work flow and improving productivity;

•	Maintain elevated priority for employee safety programs through enhanced process design and diligent supervision;

•	Attract and retain outstanding leadership and facilitate broad-based employee development through open communication, active feedback, meaningful goal setting and well-designed incentives; and

•	Pursue an acquisition program, growing our existing fenestration footprint and expanding into other, adjacent residential and select commercial building products segments, particularly those that leverage our existing manufacturing skills (e.g., value-added aluminum processing, metal fabrication, specialty coating and finishing, roll forming, polymer and adhesive extrusion, wood and composite materials processing, and engineered systems design and assembly).

Raw Materials and Supplies

The Engineered Building Products business’s operations purchase a diverse range of raw materials, which include coated and uncoated aluminum sheet, wood (both hardwood and softwood), polyvinyl chloride, epoxy resin and butyl resin. In most cases the raw materials are available from several suppliers at market prices. One exception is aluminum sheet which is purchased from the Aluminum Sheet Building Products business at prices based upon arms-length transactions. Sole sourcing arrangements are entered into from time to time if beneficial savings can be realized and only when it is determined that a vendor can reliably supply all of our raw material requirements.

The Aluminum Sheet Building Products business’s most significant raw material is aluminum scrap purchased on the open market, where availability and delivery can be adversely affected by, among other things, extreme weather conditions. Firm fixed price forward purchases matched to firm fixed price forward sales are used on a limited basis to hedge against fluctuations in the price of aluminum scrap required to manufacture products for fixed-price sales contracts. To a lesser extent, aluminum ingot futures contracts are bought and sold on the London Metal Exchange to hedge aluminum scrap requirements.

We believe that none of our sole sourcing arrangements are material to us.

Backlog

At October 31, 2007, our backlog of orders to be shipped in the next twelve months was approximately $49 million, comprised of $10 million for the Engineered Building Products segment, and $39 million for the Aluminum Sheet Building Products segment. This compares to approximately $36 million at October 31, 2006, comprised of $10 million for the Engineered Building Products segment, and $25 million for the Aluminum Sheet Building Products segment. The increase at Aluminum Sheet Building Products in 2007 compared to 2006 is price related. Because many of the markets in which we operate have short lead times, we do not believe that backlog figures are reliable indicators of annual sales volume or operating results.

Competition

Our products are sold under highly competitive conditions. We compete with a number of companies, some of which have greater financial resources. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The amounts of aluminum mill sheet products, engineered building products and extruded building products we manufacture represent a small percentage of annual domestic production.

The operations of our Engineered Building Products business compete with a range of small and midsize metal, vinyl and wood fabricators and wood molding facilities. We also compete against sealant firms and insulated glass panel fabricators. Competition is primarily based on regional presence, custom engineering, product development, quality, service and price. The operations also compete with in-house operations of vertically integrated fenestration OEMs. Some of the primary competitors of the Engineered Building Products business include Edgetech, Intercept, Royal Group, Veka and Deceuninck.

The Aluminum Sheet Building Products business competes with small to large aluminum sheet manufacturers, some of which are divisions or subsidiaries of major corporations with substantially greater resources than we have, including Alcoa, Aleris, JW Aluminum and Jupiter. We compete in coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of our services, and price.

Sales and Distribution

We have sales organizations with sales representatives in many parts of the United States. The Engineered Building Products business’s products are sold primarily to OEMs through company direct sales force, along with the limited use of distributors to market wood moldings and in other business segments that are not North American. The Aluminum Sheet Building Products business’s products are sold to both OEM and distribution customers through both direct and indirect sales groups.

Seasonal Nature of Business

Sales for both the Engineered Building Products and Aluminum Sheet Building Products businesses are seasonal. The winter weather typically reduces homebuilding and home improvement activity. These businesses typically experience their lowest sales during our first fiscal quarter. Profits tend to be lower in quarters with lower sales because a high percentage of manufacturing overhead and operating expense is due to labor and other costs that are generally semi-variable throughout the year.

Service Marks, Trademarks, Trade Names, and Patents

Our federally registered trademarks or service marks include QUANEX, QUANEX and design, TRUSEAL TECHNOLOGIES, SWIGGLE, SWIGGLE STRIP, SWIGGLEPRO, OPTI-BEAD, PROGLAZE, EDGETHERM, INSULEDGE, COLONIAL CRAFT, MIKRON, MIKRONWOOD, MIKRONWOOD A PAINTABLE COMPOSITE and design, M design, MIKRONBLEND, MIKRON BLEND and design, SPECTUSBLEND, SPECTUS BLEND and design, K2 MIKRON and design, BUILDER & REMODELER EXECUTIVE, WINDOW EXECUTIVE, HOMESHIELD, HOMESHIELD and design, STORM SEAL. The trade name Nichols Aluminum is used in connection with the sale of our aluminum mill sheet products. The HOMESHIELD, COLONIAL CRAFT, TRUSEAL TECHNOLOGIES, MIKRON and QUANEX word and design marks and associated trade names are considered valuable in the conduct of our business. Our business generally does not depend upon patent protection, but patents obtained at our vinyl extrusion and window sealant business units remain critical in providing us with a competitive advantage over other building products manufacturers. At our vinyl extrusion business unit, we obtain patent protection for various dies and other tooling created in connection with our production of customer-specific designs and extrusions. At our window sealant business unit, we rely on patents to protect the design of several of our window spacer products. Although we hold numerous patents, the proprietary process technology that we have developed is also the source of considerable competitive advantage.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to (a) custom engineering which qualifies our products for specific customer applications, (b) developing superior, proprietary process technology and (c) partnering with customers to develop new products.

Environmental Matters

We are subject to extensive laws and regulations concerning the discharge of materials into the environment, the remediation of chemical contamination and worker safety. To satisfy such requirements, we must make capital and other expenditures on an ongoing basis. The cost of environmental matters and worker safety has not had a material adverse effect on our operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on our operations, financial condition, or cash flow.

Remediation

Our Nichols Aluminum-Alabama, Inc. (NAA) subsidiary operates a plant in Decatur, Alabama that is subject to an Alabama Hazardous Wastes Management and Minimization Act Post-Closure Permit. Among other things, the permit requires NAA to remediate, as directed by the state, historical environmental releases of wastes and waste constituents. Consistent with the permit, NAA has undertaken various studies of site conditions and, during the first quarter 2006, started a phased program to treat in place free product petroleum that had been released to soil and groundwater. Based on its studies to date, which remain ongoing, our remediation reserve at NAA’s Decatur plant is $5.7 million. NAA was acquired through a stock purchase in which the sellers agreed to indemnify us and NAA for environmental matters related to the business and based on conditions initially created or events initially occurring prior to the acquisition. Environmental conditions are presumed to relate to the period prior to the acquisition unless proved to relate to releases occurring entirely after closing. The limit on indemnification is $21.5 million excluding legal fees. In accordance with the indemnification, the indemnitors paid the first $1.5 million of response costs and have been paying 90% of ongoing costs. Based on our experience to date, our estimated cleanup costs going forward, and costs incurred to date as of October 31, 2007, we expect to recover from the sellers’ shareholders an additional $5.6 million. Of that, $5.2 million is recorded in Other assets, and the balance is reflected in Prepaid and other current assets.

The final remediation costs and the timing of the expenditures at the NAA plant for which we have remediation obligations will depend upon such factors as the nature and extent of contamination, the cleanup technologies employed, the effectiveness of the cleanup measures that are employed, and regulatory concurrences. While actual remediation costs therefore may be more or less than amounts accrued, we believe we have established adequate reserves for all probable and reasonably estimable remediation liabilities. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals because of uncertainties as to the extent of environmental impact, cleanup technologies, and concurrence of governmental authorities. We currently expect to pay the accrued remediation reserve through at least fiscal 2034, although some of the same factors discussed earlier could accelerate or extend the timing.

Compliance

We incurred expenses of approximately $1.6 million and capitalized virtually no amounts during fiscal 2007 to comply with existing environmental regulations. This compares with $0.9 million of expense and $0.3 million of capital incurred during fiscal 2006. For fiscal 2008, we estimate expenses at our facilities will be approximately $1.6 million for continuing environmental compliance and estimate virtually no capital expenditures for environmental compliance. Future expenditures relating to environmental matters will necessarily depend upon the application to us and our facilities of future regulations and government decisions. We will continue to have expenditures beyond fiscal 2008 in connection with environmental matters, including control of air emissions, control of water discharges and plant decommissioning costs. It is not possible at this time to reasonably estimate the amount of those expenditures, except as discussed above due to uncertainties about emission levels, control technologies, the positions of governmental authorities, the application of requirements to us, and, as to decommissioning, settlement dates. Based upon our experience to date, we do not believe that our compliance with environmental requirements will have a material adverse effect on our operations or financial condition.

Worker Safety

Following the distribution, we plan to maintain the environmental and worker safety compliance policies that have been in place for many years in our building products business. This includes both training and education of employees and internal policies embodied in our Code of Conduct and elsewhere. Based on our experience to date, we do not believe that our efforts at ensuring environmental and worker safety compliance will have a material adverse effect on our operations or financial condition.

Properties and Facilities

The following table lists our principal properties together with their locations, general character and the industry segment which uses the facility. Listed facilities are owned by us, unless indicated otherwise.

Location	Principal Products

Engineered Building Products Segment
Rice Lake, Wisconsin	Fenestration products
Chatsworth, Illinois	Fenestration products (two plants)
Hood River, Oregon	Fenestration products
Richmond, Indiana	Fenestration products
Solon, Ohio	Insulated flexible spacer research & sales
Barbourville, Kentucky	Insulated flexible spacer
Luck, Wisconsin	Fenestration products
Richmond, Kentucky	Vinyl extrusions
Winnebago, Illinois	Vinyl extrusions
Mounds View, Minnesota	Fenestration products
Leased (expires 2011)
Kent, Washington	Vinyl and composite extrusions (two plants)
Leased (leases expiring 2010 and 2011)
Dubuque, Iowa	Fenestration products
Leased (expires 2008)
Aluminum Sheet Building Products Segment
Lincolnshire, Illinois	Aluminum sheet finishing
Davenport, Iowa	Aluminum sheet and finishing (two plants)
Decatur, Alabama	Aluminum sheet finishing
Owned and leased (expires 2018)
Executive Offices
Houston, Texas	Corporate Office
Leased (expires 2010)

We believe that our properties are generally in good condition, are well maintained, and are suitable and adequate to carry on our business. In fiscal 2007, our building products focused facilities operated at approximately 70% of capacity.

Employees

We had 2,578 employees at October 31, 2007 and approximately 2,480 at January 3, 2008. Of the total employed, approximately 23% are covered by collective bargaining agreements. Following is a table of collective bargaining agreements currently in place.

			Covered
			Employees at
			October 31,
Facility	Expires	Union	2007
Nichols Aluminum — Davenport/Casting	Nov. 2011	International Brotherhood of Teamsters	245
Nichols Aluminum — Lincolnshire	Jan. 2009	International Association of Machinists and Aerospace Workers	91
Truseal Technologies	Dec. 2009	United Steelworkers of America	171
Nichols Aluminum — Alabama	May 2011	United Steelworkers of America	89

Legal Proceedings

We are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our cash flows, results of operations or financial condition.

Financial Information about Foreign and Domestic Operations

For financial information on our foreign and domestic operations, see Quanex Corporation’s consolidated financial statements and related notes included elsewhere in this information statement.

MANAGEMENT

Executive Officers and Directors

We were incorporated on December 12, 2007. All of our officers were appointed to their current positions, and all of the directors named below were elected to our board of directors, on that date. Set forth below are the names and ages and current positions of our executive officers, directors and significant employees. Directors are divided into three classes with Classes  I, II, and III standing for election at the annual meetings of stockholders in 2008, 2009 and 2010, respectively. We expect that the Class I directors will be reelected to a term ending in 2011 at an annual meeting held in 2008 prior to the distribution.

			Director Class
Name	Age	Position	(If Applicable)

Raymond A. Jean	65	Chairman of the Board, President and	II
		Chief Executive Officer
Joseph J. Ross	62	Director	III
Richard L. Wellek	69	Director	III
Donald G. Barger, Jr.	64	Director	II
Susan F. Davis	54	Director	I
Joseph D. Rupp	57	Director	I
Thomas M. Walker	60	Senior Vice President — Finance and Chief Financial Officer
Kevin P. Delaney	46	Senior Vice President — General Counsel and Secretary
John J. Mannion	41	Vice President — Treasurer
Paul A. Hammonds	51	Vice President — Corporate Development
Brent L. Korb	35	Vice President — Corporate Controller

Mr. Jean was elected as Chairman of the Board on December 12, 2007, and was named our President and Chief Executive Officer on December 12, 2007, having served as the Chairman of the Board of Quanex Corporation since May 22, 2001 and as President and Chief Executive Officer of Quanex Corporation since February 22, 2001. Prior to that time, Mr. Jean was Corporate Vice President of Amsted Industries, a diversified, privately held manufacturer of railroad, vehicular, building, and general industrial products, since 1999. Prior to that time, Mr. Jean was President and Chief Executive Officer of Varlen Corporation, a leading manufacturer of engineered components for transportation markets, since 1999 and President and Chief Operating Officer since 1997. Prior to that time, Mr. Jean was Group Vice President and Chief Operating Officer of Varlen since 1993 and Group Vice President since 1988. Mr. Jean has advised our board of directors that he intends to serve as our Chief Executive Officer upon the spin-off, and the board is actively engaged in identifying possible successors to Mr. Jean.

Mr. Ross retired in January 2004 from Federal Signal Corporation. Prior to his retirement, he served as Chairman of the Board and Chief Executive Officer of Federal Signal. Mr. Ross joined Federal Signal in 1983 as its Vice President — General Counsel, assumed the role of Chief Executive Officer in 1987, and added the Chairman’s responsibilities in 1990. Mr. Ross currently serves on the board of Enodis PLC.

Mr. Wellek was Chairman of the Board of Prism Financial Corporation until June 2000. Prior to his tenure with Prism, Mr. Wellek retired as Chairman of the Board from Varlen Corporation, a manufacturer of engineered transportation products supplying the railroad, light vehicle, and heavy duty truck markets, where he served in various capacities from 1968 to 1999, including President and Chief Executive Officer and later, Chairman of the Board.

Mr. Barger is currently serving as a special advisor to the Chief Executive Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers. Previously, Mr. Barger served as Executive Vice President and Chief Financial Officer of YRC Worldwide Inc. from December 2000 through August 2007. From March 1998 to December 2000, Mr. Barger was Vice

President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor. Mr. Barger currently serves on the board of Gardner Denver, Inc.

Ms. Davis was elected in September 2006 as Executive Vice President of Human Resources for Johnson Controls, a global leader in automotive systems, battery technology and building controls. Ms. Davis previously served as Vice President of Human Resources for Johnson Controls from 1994 to 2006, and in various positions with Johnson Controls, which she originally joined in 1983.

Mr. Rupp has been Chairman, President and Chief Executive Officer of Olin Corporation since 2005. Prior to his election as Chairman, Mr. Rupp was President and CEO of Olin from 2002 to 2005. Prior to 2002, Mr. Rupp served in various positions with Olin, which he originally joined in 1972. Olin is a $2.4 billion NYSE-traded basic materials company concentrated in chemicals and ammunition.

Mr. Walker was named our Senior Vice President — Finance and Chief Financial Officer on December 12, 2007, having served as Senior Vice President — Finance and Chief Financial Officer of Quanex Corporation since June 12, 2006. Prior to that, he was Executive Vice President and Chief Financial Officer of Alliant Energy Corporation, a multi-national utility holding company, from 1996 to 2003. Mr. Walker initially joined IES and merged two other entities into what became Alliant. Prior to that time, Mr. Walker was Executive Vice President, Chief Financial and Administrative Officer, and a member of the Board of Directors for Information Resources, Inc., a multi-national market research and software development company, from 1990 to 1995. Prior to that time, Mr. Walker was Vice President of Finance and Administration, Treasurer and Member of the Board of Directors for Praxis Biologics, a bio-pharmaceutical firm that was later acquired by American Cyanamid, from 1988 to 1990.

Mr. Delaney was named our Senior Vice President — General Counsel and Secretary on December 12, 2007, having served as Senior Vice President — General Counsel and Secretary of Quanex Corporation since February 24, 2005. Prior to that, he was named Vice President — General Counsel of Quanex Corporation on July 23, 2003, and Secretary on February 26, 2004. Prior to that he was Chief Counsel for Trane Residential Systems, a business of American Standard Companies, a global manufacturer with market leading positions in automotive, bath and kitchen and air conditioning systems, since January 2002, Assistant General Counsel for American Standard Companies since January 2001 and Group Counsel for The Trane Company’s North American Unitary Products Group since 1997. Prior to that time, Mr. Delaney was Vice President — General Counsel with GS Roofing Products Company, Inc. from 1995 to 1997 and Senior Attorney with GTE Directories Corporation from 1991 to 1995.

Mr. Mannion was named our Vice President — Treasurer on December 12, 2007, having served as Vice President — Treasurer of Quanex Corporation since August 30, 2004. Prior to that, he was Senior Director — Treasury from 2002 to 2004, and Senior Director — Financial Planning & Analysis from 1996 to 2002, for ExpressJet Airlines, a commercial airline. Prior to that time, Mr. Mannion served as Director — Corporate Finance from 1995 to 1996, and Director — Corporate Development from 1994 to 1995, for Continental Airlines. From 1992 to 1994, Mr. Mannion was Senior Financial Analyst — Financial Planning & Analysis for Northwest Airlines.

Mr. Hammonds was named our Vice President — Corporate Development on December 12, 2007, having served as Vice President — Corporate Development of Quanex Corporation since February 24, 2005 and as Director of Corporate Business Development since March 11, 2003. Prior to that time, Mr. Hammonds was Director, Catalog Operations and Supplier Integration for ICG Commerce Inc., a provider of electronic procurement services, since 2000. For eleven years prior to that Mr. Hammonds held positions with Grainger Industrial Supply including Product Category Director, Director of Product Process Development and Division Manager.

Mr. Korb was named our Vice President — Corporate Controller on December 12, 2007, having served as Vice President — Corporate Controller of Quanex Corporation since February 2, 2005 and as Assistant Controller since November 24, 2003. Prior to that time, Mr. Korb was Corporate Controller & Director

Business Analysis since 2003, and Manager of Business Analysis since 2001, of Resolution Performance Products, a manufacturer of specialty chemicals. From 1996 to 2001, Mr. Korb held positions at SCI Management Corporation, a provider of funeral, cremation and cemetery services, including Director International Finance & Accounting, Manager International Finance & Accounting, Manager Corporate Development, Manager Strategic Planning, and Financial Analyst.

Committees of the Board of Directors

The standing committees of our board of directors are an audit committee, a compensation and management development committee, an executive committee and a nominating and corporate governance committee, each of which is described below.

Audit Committee

The three audit committee members are Messrs. Barger, who serves as the chairman, Ross and Wellek, each of whom satisfies the independence requirements of the NYSE, and meets the definitions of “non-employee director” under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and “outside director” under Section 162(m) of the Internal Revenue Code of 1986. In addition, Messrs. Barger, Ross and Wellek have each been designated “audit committee financial experts” within the meaning of Item 401(h) of Regulation S-K. The audit committee operates under a written charter adopted by the board of directors which reflects standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of the audit committee’s charter can be found on our website at www.quanex.com or may be obtained upon request from our Secretary.

The audit committee will recommend to the board the independent public accountants to audit our financial statements and establish the scope of, and oversee, the annual audit. The audit committee also will approve any other services provided by public accounting firms. The audit committee will provide assistance to the board in fulfilling its oversight responsibility to the stockholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of our internal audit function. The audit committee will oversee our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and the board have established. In doing so, it will be the responsibility of the audit committee to maintain free and open communication between the audit committee and our independent auditors, the internal accounting function and management of our company.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee members are Messrs. Ross, who serves as chairman, Rupp and Wellek, each of whom satisfies the independence requirements of the NYSE. The chairman of the nominating and corporate governance committee also serves as the board’s lead director. The nominating and corporate governance committee develops and maintains qualification criteria and procedures for the identification and recruitment of candidates for election to serve as directors. The committee will also make recommendations to our board of directors regarding the structure and membership of the other board committees, annually review director compensation and benefits and oversee annual self-evaluations of our board of directors and committees. The full text of the nominating and corporate governance committee’s charter can be found on our website at www.quanex.com or may be obtained upon request from our Secretary.

Executive Committee

The executive committee members are Messrs. Jean, who serves as chairman, Ross and Barger. When necessary, this committee acts on behalf of our board of directors between regularly scheduled meetings of the board of directors.

Compensation and Management Development Committee

The compensation and management development committee members are Ms. Davis, who serves as chairman, and Messrs. Barger and Wellek, all of whom satisfy the independence requirements of the NYSE and meet the definitions of “non-employee director” under Rule 16b-3 under the Exchange Act and “outside director” under Section 162(m) of the Internal Revenue Code of 1986. As further detailed in the compensation and management development committee’s charter, the committee’s primary responsibilities include administering our incentive compensation plans, determining compensation arrangements for all of our executive officers, making recommendations to the board of directors concerning our compensation policies and ensuring that appropriate management development and succession processes are in place. The full text of the compensation and management development committee’s charter can be found on our website at www.quanex.com or may be obtained upon request from our Secretary.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serve as a member of the compensation committee or as a member of the board of directors of any other company of which any member of our compensation committee or board of directors is an executive officer.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer and chief financial officer, which is a “code of ethics” as defined by applicable SEC rules. This code is publicly available on our website at www.quanex.com or may be obtained upon request from our Secretary. If we make any amendments to this code, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from any provisions of this code that apply to our chief executive officer or chief financial officer and relate to an element of the SEC’s “code of ethics” definition, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Director Compensation

Compensation of our non-employee directors will be as follows:

•	Annual Cash Retainer — $40,000/year paid quarterly;

•	Board Meeting Fees — $1,500/meeting ($1,250/telephonic meeting);

•	Committee Meeting Fees — $1,250/meeting;

•	Committee Chairman Fees — $10,000/year paid quarterly to the each of the audit committee chairman and the compensation committee chairman and $15,000/year paid quarterly to the nominating and corporate governance committee chairman, who also serves as the board’s lead director; the executive committee chairman receives no extra compensation; and

•	Annual Stock Retainer — Equivalent value of $25,000 in restricted stock units and equivalent value of $50,000 in options to purchase shares of our common stock. Both the restricted stock units and the stock options vest immediately upon issuance on October 31; however, the restricted stock units are restricted until the director ceases to serve in such role, at which time the units are converted to cash or shares of common stock and actually transferred to the director. Prior to such time, the director is restricted from transferring, selling or otherwise disposing of the units (or the cash or shares underlying the units) while he or she is still a director. A director is, however, permitted to transfer the right to receive the cash or shares under a restricted stock unit award upon his or her death or ceasing service as a director to certain partnerships or trusts, the partners or beneficiaries of which are the director’s immediate family members, or to revocable living trusts.

Directors who are also our employees will not receive any additional compensation for serving on our board of directors.

Each new director will receive 5,000 options to acquire our common stock upon his or her first anniversary of service on our board. Each of our current directors is receiving 10,000 options to acquire our common stock on the distribution date.

Non-employee directors will be permitted to defer all or any part of their cash retainers and fees under the Quanex Building Products Corporation Deferred Compensation Plan.

Stock Ownership of Directors and Executive Officers

All of the outstanding shares of our common stock are currently owned by Quanex Corporation and thus none of our named executive officers or directors will own shares of our common stock prior to the distribution. To the extent our directors or named executive officers own shares of Quanex Corporation common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Quanex Corporation common stock, receiving one share of our common stock for each share of stock they own in Quanex Corporation. Options held by Quanex Corporation stock option holders will be cancelled and converted into the right to receive an amount in cash as further described in “Our Relationship with Quanex Corporation After the Distribution.”

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation policy we expect to apply to our named executive officers with respect to fiscal 2008.

Compensation Philosophy

We strive to be a consistently high performing company. Our compensation plan and pay strategy are specifically designed to support our key business drivers, such as changes in market demand for housing and building products as measured by the profit margins of our businesses and returns to stockholders, and efficient management of our operations as measured by returns on capital. These business drivers will allow us to meet that objective and maintain a results-oriented culture. For example, we will review the performance measures annually to make sure they are still relevant to our strategy. We recognize that one of the keys to delivering stockholder value over time will be our returns on invested capital in the short term. We designed our incentive compensation plan to reward participants for their performance in this area. Similarly, our performance unit incentive plan, an element of our long-term incentive program, uses a comparison to our market peers, who face the same volatile raw material pricing and industry conditions that we do, as one of the most important indicators of our success or failure. Thus, relative return to stockholders versus that of peers is one of the key performance measures under the performance unit incentive plan. Our target performance goal will be set so that we must outperform 60% of our peers in order for any recipient to earn a target award.

The objectives of our compensation program for executives are:

•	To provide competitive total compensation opportunity to our executives

•	To attract executives who are qualified to perform the duties of their jobs

•	To retain executives over the long term

•	To provide incentives for executives to focus their attention and efforts on achieving goals related to creating long term shareholder value.

The Company will employ various programs for achieving the above objectives. These programs will include:

•	Base salary — intended to compensate executives for their qualifications and the value of their job in the competitive market

•	Annual incentive compensation — this element of compensation is intended to reward executives for the achievement of annual goals related to key business drivers. It is also intended to communicate to executives the key business goals of the Company from year to year. Currently we regard Return on Invested Capital as the performance objective that best measures and rewards for short term performance.

•	Long-term incentive compensation — this element of compensation is intended to reward executives for the achievement of longer term goals and the creation of shareholder value over time. It is also intended to align the interest of executives with those of our shareholders. Long term incentives are also critical to the retention of our key employees. For this reason we have placed more value on the long-term incentive element of compensation than on other elements (for most named executive officers, this element of compensation comprises at least half of their total direct compensation). Our long term incentive program will also offer our executives an opportunity for personal capital accumulation. Long-term incentive compensation will consist of the following elements:

•	Stock options. Options to purchase company stock comprise approximately half of our long term incentive target value and provide executives the opportunity to share in the increase in share value over time. They provide an element of compensation that varies along with changes in share price over time. These awards also offer our executives the opportunity to accumulate value (if the stock of the company appreciates) since the growth in value occurs over a long period of time (up to 10 years), and gains from that growth are not taxed until such time as the options are exercised. Since we use staggered vesting over three years for each award, stock options serve a meaningful role in the retention of our key employees.

•	Restricted Stock. We award Restricted Stock to our executives which comprise approximately 25% of the long term incentive value of our total value. Restricted Stock provides meaningful value in retaining our key executives since they typically vest after a three-year period and provide a less volatile linkage to share price performance than stock options.

•	Performance Units. We award performance units to our executives which comprise approximately 25% of their long term incentive value. Performance units are intended to motivate executives to achieve preset goals that are in line with critical business drivers, such as Earnings Per Share Growth. These awards also provide incentive for executives to out perform other companies in their peer group as measured by relative shareholder return.

•	Executive benefits — we provide our executives with indirect compensation opportunities that include:

•	Retirement benefits. Our executives will participate in the Company’s defined benefit pension plan, 401(k) defined contribution retirement plan, and supplemental executive retirement plans. These programs provide meaningful and competitive post retirement income, contributing to our compensation strategy by allowing us to compete for talent among companies who provide similar benefits, and retain executives since these benefits require executives to remain with the Company to receive the Company provided benefits available under the plans.

•	Life insurance benefits. Our executives participate in Company provided life insurance coverage including base coverage and supplemental life.

•	Perquisites — We will provide our executives with certain perquisites which will help us compete for executive talent, and in some cases, allow our executives to devote more attention to the business of the Company. These perquisites include life insurance, financial and tax planning, company provided automobiles, and club memberships.

We do not have and do not anticipate establishing any policies for allocating between long-term and currently paid out compensation, or between cash and non cash compensation. We anticipate a process of assessing the appropriate allocation between these elements of compensation on a periodic basis and adjusting our position based on market conditions.

Compensation Consultant

The compensation committee engaged Cogent Compensation Partners, Inc. (“Cogent”) to help with its responsibilities. Cogent is an outside human resources consulting firm which serves as the compensation committee’s independent compensation consultant in designing our executive compensation program. Cogent is an independent consultant to our board of directors and is only retained for its consulting services to the board that relate to executive and director compensation programs.

Timing of Certain Committee Actions

Salaries for each executive will be reviewed and adjusted on an annual basis at a meeting of the compensation committee each December. Salary adjustments will be based on the individual’s experience and background, performance during the prior year, the general movement of salaries in the marketplace, and our financial results.

Stock options and restricted stock awards will be determined and awarded by the compensation committee generally at its regularly scheduled meeting each December. The timing of the compensation committee’s meeting will be coordinated with the regularly scheduled meeting of our board of directors. Generally, at this meeting, the compensation committee will approve awards for all equity participants, executive and non-executives.

Performance awards, both annual and long term, will also be determined at the compensation committee’s December meeting, as the financial results for the previous fiscal year are concluded at this time and the annual operating plan will be reviewed by our board of directors at its December meeting.

Role of Executives in Establishing Compensation

Our chief executive officer will be the only executive who works with the compensation committee and compensation consultant in establishing compensation levels and performance targets. Our chief executive officer will be responsible for reviewing the compensation of the other executive officers. Therefore, he will make recommendations to the compensation committee regarding adjustments in compensation to such executive officers. The compensation committee will consider the chief executive officer’s recommendations along with the committee’s own evaluation of the business and the market. In making his recommendations, the chief executive officer will rely upon his evaluation of his direct reports’ performance and competitive compensation information. The chief executive officer will not recommend his own compensation. The compensation committee will determine the chief executive officer’s salary and incentive awards based upon an assessment of individual and company performance as well as market data provided by the compensation consultant.

The chief executive officer also will recommend Annual Incentive Awards (AIA) performance goals to the compensation committee. The chief executive officer, with input from the compensation consultant, will recommend performance goals for long-term incentive awards that are properly aligned with the business goals and compensation strategy. The target award values for both annual and long-term incentives will be independently recommended by the compensation consultant to the compensation committee. The compensation committee will approve these target award levels based on its knowledge of the business and the competitive market.

Our Senior Vice President and General Counsel will serve as the liaison to the compensation committee and will interface with the compensation consultant to carry out the duties of the compensation committee.

Competitive Positioning

Every year the compensation committee will examine the level of competitiveness and overall effectiveness of our executive compensation program. The compensation committee’s independent compensation consultant will help develop a reference group of industry peers, similar to Quanex Corporation in size, complexity, revenue and market capitalization. The companies that were selected for our peer group include: American Woodmark Corporation, Apogee Enterprises, Inc., Builders Firstsource, Inc., Building Materials

Holding Corporation, Drew Industries Incorporated, Eagle Materials Inc., Gibraltar Industries, Inc., Griffon Corporation, Louisiana-Pacific Corporation, NCI Building Systems, Inc., Simpson Manufacturing Co., Inc. and Trex Company, Inc.

The compensation consultant will use the peer group pay information, along with general industry survey data, to develop the appropriate range of compensation for each executive. The compensation consultant also will prepare an independent analysis of our key performance indicators such as profitability, growth, capital efficiency, balance sheet strength, and total return to stockholders. These results are then reported to the compensation committee so it has a thorough picture of the competitiveness of pay in the context of our performance compared with that of our peers. We believe that this analysis is essential to understanding the market for executive compensation. While the compensation committee will use this analysis to help frame its decisions on compensation, it will be careful to use its collective judgment in determining executive pay.

We expect the compensation committee to exercise its discretion in making compensation decisions, based on the following inputs: their understanding of market conditions, their understanding of competitive pay analysis, recommendations from the CEO regarding his direct reports and our overall compensation strategy. The compensation committee will not be bound by the competitive analysis alone but will use its judgment in interpreting the above factors.

Program Overview

Our executive compensation program will include base salary, annual cash incentive compensation, long-term incentives and executive benefits. Our long-term incentive program will consist of stock option grants, restricted stock grants and performance unit awards. By design, the majority of compensation value available to our executives is considered “at-risk.” That is, the opportunity to earn value is largely dependent on the executive and us meeting certain performance and value creation goals. We will set realistic but challenging goals in our annual incentive and performance unit plan. In both cases, if we fail to meet the pre-determined standards, no plan-based compensation is earned by executives. The amount of pay that is “at-risk” for an executive will be directly related to the level of responsibility held by the position. Our highest ranking executive will have the most “at-risk” pay as a percentage of total compensation.

Under the terms of our AIA and Performance Units, the compensation committee may, in its discretion, adjust payouts to executives downward. Because the plan is intended to comply with Internal Revenue Code Section 162(m), no upward discretion in determining payouts is contemplated.

As indicated above, the compensation committee has complete discretion in setting compensation based on competitive practices and our compensation strategy. However, we do not anticipate that the committee will lower salaries in the future since the executives’ salaries are generally competitive based on our newly defined peer group and the general industry.

Base Salary

We have set the market median reported to us by our compensation consultant as our strategic target for base salary. This will help keep us competitive without contributing to excessive increases in this foundational element of compensation. We will review each executive’s salary and performance every year to determine whether their base salary should be adjusted. Along with individual performance, we also will consider movement of salary in the market, as well as our financial results from the prior year to determine appropriate salary adjustments. Based on our review of the market, we expect we will be in the aggregate slightly below our stated strategy.

Annual Incentive Awards

AIA will be considered every December pursuant to the Quanex Building Products Corporation 2008 Omnibus Incentive Plan (the “Plan”). The Plan is based on achieving pre-set, objective performance measures. Performance against these measures will be used to determine the amount of annual incentive compensation to be awarded to each executive officer. The performance measure we anticipate we will use is return on invested capital (ROIC). Motivating executives to achieve goals related to return on invested capital benefits stockholders, as it motivates members of management to efficiently employ the capital entrusted to them. We believe, based on research that has been conducted, that there is a very strong correlation between a company’s return on capital and changes in market value over time.

We expect to set the target performance level for ROIC at a level that represents a reasonable opportunity of achievement and was driven from our business budgeting process. Our determination in setting the goal through the budgeting process was based on a number of assumptions about the state of our markets and material commodity prices. We will recognize the volatility in the market through establishing a range of outcomes around the target. Due to the timing of the distribution, the compensation committee decided that, for the period during fiscal year 2008 that represents the time from distribution date to the end of the fiscal year, the AIA will be determined based on the weighted average Return on Net Assets of our operating divisions.

Based on competitive market practices for annual incentives, we set a target award opportunity for each of our executives. This is the amount of incentive compensation the executive can earn when performance meets expected results, or “target.” The target award is expressed as a percentage of base salary. The following table shows the potential payout to each of our executives under the plan.

Potential AIA Payout

Expressed as a % of Salary

Participant	Threshold	Target	Maximum

CEO	25.00%	100.00%	200.00%
SVPs	18.75%	75.00%	150.00%
VPs	10.00%	40.00%	80.00%

We intend to set our annual incentive award opportunities so that when superior performance is achieved, the executive will have the opportunity to earn compensation near the market’s upper quartile. This opportunity should only be realized when our performance significantly exceeds the performance goals we have set. We believe that this will motivate our executives to outperform the goals that are set for them, and in turn put us in a position to outperform a large percentage of our peers. The plan does not provide for any subjective individual performance element.

Long-Term Incentive Compensation

We have a long-term incentive program in place to help retain key executives and strengthen their commitment to increasing stockholder value. We believe that having a long-term compensation plan will properly motivate our management to look to the future in order to ensure our long-term viability. Our long-term compensation will be awarded through a number of vehicles, which currently include stock options, performance units and restricted stock awards. Participation in the program will extend from the senior-most corporate executives to the heads of our divisions. From year to year, the chief executive officer may recommend adjustments to the value of long-term incentives awarded to the other named executive officers, based on his assessment of their individual contribution. The plan does not provide for any specific subjective individual performance component in determining the ultimate value of the award. The allocation between the long-term incentive vehicles is determined by the compensation committee based on the recommendations from its compensation consultant and input from senior management as to the key business drivers that allow us to maintain a results-oriented culture.

We will evaluate the various components of compensation annually relative to the competitive market for prevalence and amounts. By setting each of the elements against the competitive market within the parameters of our compensation strategy, the relative weighting of each element of our total pay mix will vary by individual. We do not anticipate setting fixed percentages for each element of compensation. The mix may also change over time as the competitive market moves or other market conditions which affect us change.

Stock Options

The compensation committee’s decisions related to executive stock option grants will be made every December. In order the determine the number of stock options to be awarded to an executive, the compensation committee will take approximately half of the executive’s total long-term incentive target award value and divide it by the Black-Scholes value of an option to purchase our common stock. This strategy will allow for an appropriate balance between our growth strategy and risk profile, and will also provide an appropriate balance for accounting purposes and stock ownership dilution. Our stock options will be granted at fair market value on the date of grant, have a term of ten years, and generally vest over a three year period.

Performance Units

We will use a long-term performance unit cash plan to motivate our executives to focus on our performance over a three year period. These performance unit awards will be granted every December and comprise approximately 25% of our executives’ expected total long-term incentive value. Setting this percentage of long-term value on performance units will help bridge the line of sight for executives between annual accomplishments and long-term value creation. The performance measures will be chosen to provide incentive for executives to focus on those things which we believe are directly linked to the creation of stockholder value over time. We will set target award values each year. These target values will be used to calculate the number of units that will be granted to each executive. The final value of each unit will not be determined until the end of a three-year performance cycle. That unit value will be dependent on our performance against preset goals. If the threshold level of performance is not met, no cash payout will occur. However, if maximum performance goals are met or exceeded, then the value of each unit could reach 200% of the target value.

We anticipate that Earnings Per Share Growth, or EPS, and Relative Total Stockholder Return, or Relative TSR, will be used as performance criteria for the Performance Units. Each goal will be weighted 50% of the total performance unit award. EPS is measured as the cumulative value of EPS over the three-year performance period, and Relative TSR is expressed as the stock price appreciation plus dividends reinvested relative to appreciation of our peer group.

This method will be used because we believe this type of award accomplishes three things: 1) the award has a strong link to performance measures that influence stock price performance, 2) the time period used for measurement helps smooth out the effect of stock market volatility and 3) the award measures our performance relative to our peer group, providing meaningful context to judge our performance in the market.

Restricted Stock

We also will grant restricted stock awards to participants as another form of long-term compensation. The number of restricted stock awards we expect to make to a given participant will be determined by taking 25% of the participant’s long-term incentive value and dividing it by the stock price at the time of the award. We chose 25% of the total value because it provides meaningful retentive value to our key executives, helps smooth out market volatility and is reasonably cost efficient. The restricted stock awards typically vest three years after the award is granted, so long as the participant remains employed by us. We believe restricted stock awards are an effective long-term compensation vehicle through which key employees can be retained, especially through volatile periods in the market.

Executive Stock Ownership Guidelines

We encourage our executives to own our common stock because we believe such ownership provides strong alignment of interests between executives and stockholders. Our executive stock ownership guidelines provide that different levels of executives are expected to own a specific value of our common stock, expressed as a percentage of salary. The higher an executive’s rank, the more value is required to be owned. The chart below shows the guidelines by executive level.

Level	Typical Executive Position	Stock Ownership Goal

1	CEO	4x Base Salary
2	SVP	2x Base Salary
3	VP	1x Base Salary

Each year the compensation committee will be apprised of compliance by our executives.

Executive Benefits

The role of our executive benefits is to provide indirect compensation that is meaningful to the kind of executives we intend to attract and retain. In some cases our plans replace benefits that would otherwise be lost because of plan limits imposed by the Internal Revenue Code. Our strategy with respect to executive benefits is to provide a meaningful benefit to executives at a cost that is efficient. We will attempt to position ourselves at the middle of the market in terms of the executive benefits we offer. We will provide our executives with health and welfare benefits that are consistent with our program for exempt personnel generally. Supplemental retirement and supplemental life benefits also will be provided to our officers.

Specific perquisites and benefits that an executive might be provided include: life insurance, financial planning, personal use of automobiles, memberships in social and professional clubs and gross up payments equal to taxes payable on certain perquisites. Executives will also receive company contributions under our 401(k) plan, a 20% match under our defined compensation plan, a 15% match under our employee stock purchase program and dividends on unvested restricted stock.

Post-Employment Compensation

Severance and change of control benefits also will be provided under the employment agreements of our executives, as well as under our incentive plans. These benefits are discussed at greater length in the section entitled “Employment Agreements and Potential Payouts upon Termination or Change in Control.”

Deferred Compensation Plan

The compensation committee will approve a non-qualified deferred compensation program. The program will give executives a chance to defer income. As with our various other plans and programs, this deferral opportunity is designed to attract and retain key executives.

The deferred compensation program will be administered by the compensation committee. Before they can participate, eligible employees must first receive recommendation by our senior managers and then final approval by the compensation committee. Participants in the program may choose to defer up to 100% of their annual and long term incentive bonuses. Participants may choose from a variety of investment choices in which to invest their deferrals over the defined deferral period. The plan provides that we will match 20% of the annual incentive deferrals invested in a Quanex Building Products common stock denominated account.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows a deduction to public companies to the extent that over $1 million is paid to certain officers annually, except for qualified performance-based compensation. Our 2008 annual cash bonus program and 2008 performance unit program are intended to qualify as performance-based compensation that is not subject to this 162(m) limitation.

Summary of Executive Compensation

The following table sets forth the base salary we expect to pay to (i) our chief executive officer, (ii) our chief financial officer and (iii) the three most highly compensated executive officers based on base salary. We refer to these individuals as our “named executive officers.”

Annual
Name and Principal Position	Base Salary

Raymond A. Jean	$740,000
Chief Executive Officer
Thomas M. Walker	$345,000
Chief Financial Officer
Kevin P. Delaney	$265,000
Senior Vice President — General Counsel and Secretary
Paul A. Hammonds	$195,000
Vice President — Business Development
Brent L. Korb	$193,000
Vice President — Controller

Stock Options and Restricted Stock Awards

The following table sets forth certain information regarding stock options to acquire shares of our common stock and restricted stock awards we expect to grant to our named executive officers on the distribution date. The strike price will be the closing price of our common stock on the distribution date.

Stock Option Grant and Restricted Stock Award Table

	Number of
	Securities	Number of
	Underlying	Shares of
	Options	Restricted
	Granted	Stock Awarded
Name	(#)	(#)

Raymond A. Jean Chief Executive Officer	290,115	102,552
Thomas M. Walker Chief Financial Officer	121,931	38,991
Kevin P. Delaney Senior Vice President — General Counsel and Secretary	104,809	29,897
Paul A. Hammonds Vice President — Business Development	57,316	13,417
Brent L. Korb Vice President — Controller	58,546	14,071

The above grants include deferred annual grants to the named executive officers and one-time grants made to the named executive officers in connection with the spin-off.

Employment Agreements and Potential Payments Upon Termination or Change in Control

We do not have any other contractual arrangements with our named executive officers, nor do we have any compensatory arrangements with our named executive officers that would provide a potential payment upon termination of employment of the officers or upon a change in control of the Company, other than as described below. Under the agreements described below, if benefits to which the named executive officer becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then the executive will be entitled to an additional “gross-up” payment from us in an amount such that, after payment by the executive of all taxes, including any excise tax imposed upon the gross-up payment, he retains an amount equal to the excise tax imposed upon the payment.

We will enter into severance agreements and change in control agreements with the named executive officers. We believe that the change in control agreements will help us to attract and retain our named executive officers by reducing the personal uncertainty and anxiety that arises from the possibility of a future business combination. During a potential change in control, we do not want executives leaving to pursue other employment out of concern for the security of their jobs or being unable to concentrate on their work. To enable executives to focus on the best interest of our stockholders, we will offer change in control agreements that generally provide benefits to executives whose employment terminates in connection with a change in control. In addition, to attract certain of our named executive officers to accept employment with us, we agreed to provide those officers who previously were employed by Quanex Corporation with severance agreements that will provide them certain of the protections they would have been entitled to if they had remained with Quanex Corporation following the spin-off. The severance agreements generally require only termination of employment before any benefits are paid (a “single trigger”), while the change in control agreements generally require both a change in control and a termination of employment before any benefits are paid (a “double trigger”). If a named executive officer who is covered by both a change in control agreement and a severance agreement experiences both a change in control of the Company and a termination of employment, benefits are payable under only the change in control agreement; in no event will the executive be able to receive payment under both the severance agreement and the change in control agreement.

Severance Agreements

As described above, benefits are payable under the severance agreements following a termination of employment that meets certain requirements. A termination of employment that triggers benefits under the severance agreements will include (i) involuntary termination by us without cause and (ii) for the initial one-year period during which the severance agreement is effective, the voluntary termination by the executive for good reason. “Cause” will exist if the executive commits gross negligence or willful misconduct in connection with his employment, an act of fraud, embezzlement or theft in connection with his employment, intentional wrongful damage to our property, intentional wrongful disclosure of our secret processes or confidential information or an act leading to a conviction of a felony or a misdemeanor involving moral turpitude. “Good reason” will include (but will not be limited to) a material change in the executive’s primary duties, a material change in the executive’s title, a reduction in annual base salary, a reduction in the executive’s annual bonus, relocation of the executive’s place of employment to a location outside of the portion of the metropolitan area of the City of Houston, Texas, that is located within the highway known as “Beltway 8” and failure to provide benefits or a reduction in benefits.

If a named executive officer is entitled to benefits under the severance agreement, the named executive officer would receive the following:

•	Annual base salary and compensation for earned but unused vacation time accrued through the date of termination of employment;

•	Pro rated amount equal to the greater of the executive officer’s (i) target performance bonus for the year of the termination of employment and (ii) performance bonus for the year immediately preceding the year of the termination of employment;

•	Lump sum severance equal to 24 (chief executive officer), 18 (senior vice presidents), or 12 (vice presidents) months’ of the executive’s base salary for the fiscal year in which the termination occurs;

•	Continued health and welfare benefits for 24 (chief executive officer), 18 (senior vice presidents), or 12 (vice presidents) months; and

•	All other perquisites to which the executive is entitled pursuant to the terms of the agreements providing for such perquisites.

With respect to the benefits the named executive officer may receive if he is terminated during the term of the severance agreement, the amount and type of benefits were based on competitive market practices for executives at this level. Executives at this level generally require a longer timeframe to find comparable jobs because fewer jobs at this level exist in the market. In addition, executives often have a large percentage of their personal wealth dependent on the status of their employer, given the requirement to hold a multiple of their salary in stock and the fact that a large part of their compensation is stock-based.

Change in Control Agreements

As described above, benefits are payable under the change in control agreements following both (i) termination of the named executive officer’s employment with us and (ii) a change in control of the Company. Each of the following events generally constitutes a change in control of the Company for purposes of the change in control agreements:

•	Any person or entity acquiring or becoming beneficial owner as defined in SEC regulations of 20% or more of (i) the then outstanding shares of common stock of the Company or (ii) the combined voting power of the then outstanding voting securities of the Company;

•	Generally, our current directors ceasing to constitute a majority of our directors;

•	Consummation of a merger, consolidation, or recapitalization (unless the directors continue to represent a majority of the directors on the board, more than 80% of the pre-spin-off ownership survives, and, in the event of a recapitalization, no person owns 20% or more of (i) the then outstanding shares of our common stock or (ii) the combined voting power of our then outstanding voting securities);

•	The stockholders approve a complete liquidation or dissolution of the Company; or

•	The sale, lease or disposal of substantially all of our assets.

Terminations of employment that meet the termination requirement under the change in control agreements will be similar to but broader than those required under the severance agreements. Good reason under the change in control agreements will include (but will not be limited to):

•	the executive is assigned any duties inconsistent with his position; there is a change in his position, authority, duties or responsibilities; he is removed from, or not re-elected or reappointed to, any duties or position he previously held or was assigned or there is a material diminution in such position, authority, duties or responsibilities;

•	the executive’s annual base salary is reduced;

•	the executive’s annual bonus is reduced below a certain amount;

•	the executive’s principal office is relocated outside of the portion of the metropolitan area of the City of Houston, Texas that is located within the highway known as “Beltway 8”;

•	the executive’s benefits are reduced or terminated

•	any other non-contractual benefits that were provided to the executive or any material fringe benefit is reduced;

•	the executive’s number of paid vacation days is reduced;

•	the executive’s office space, related facilities and support personnel (including, but not limited to, administrative and secretarial assistance) are reduced or moved;

•	the executive is required to perform a majority of his duties outside our principal executive offices for a period of more than 21 consecutive days or for more than 90 days in any calendar year; or

•	any provision of any employment agreement with the executive is breached.

If a named executive officer is entitled to benefits under a change in control agreement, the named executive officer would receive the following:

•	Annual base salary and compensation for earned but unused vacation time accrued through the date of termination of employment;

•	Pro rated amount equal to the greater of the executive officer’s (i) target performance bonus for the year of the termination of employment and (ii) performance bonus for the year immediately preceding the year of the termination of employment;

•	Lump sum severance equal to three times (for the chief executive officer and senior vice presidents) or two times (for vice presidents) the sum of (i) base salary for the year of termination and (ii) the greater of the executive officer’s (x) target performance bonus for the year of the termination of employment and (y) performance bonus for the year immediately preceding the year of the termination of employment;

•	Continued health and welfare benefits for the shorter of (i) three years from the date of termination or (ii) such time as the executive becomes fully employed; and

•	All other perquisites to which the executive is entitled pursuant to the terms of the agreements providing for such perquisites.

If a named executive officer is entitled to benefits under a change in control agreement, the following would occur immediately upon the occurrence of a change in control (regardless of whether the named executive officer’s employment is terminated):

•	all options to acquire common stock and all stock appreciation rights pertaining to common stock held by the executive immediately prior to a change in control would become fully exercisable; and

•	all restrictions on any restricted common stock granted to the executive prior to the change in control would be removed and the stock would be freely transferable.

The type and amount of benefits will be determined based on competitive market practices for executives at this level.

As set forth above, a named executive officer is entitled to benefits under either the severance agreement or the change in control agreement; under no circumstances can a named executive officer receive payment under both agreements.

Compensation Tables

Summary Compensation Table

The following table provides information about the compensation of Quanex Corporation’s Chief Executive Officer, its Chief Financial Officer, and the three other most highly compensated individuals who were officers during the fiscal year ending October 31, 2007.

						Change in
						Pension
						Value and
					Non-Equity	Nonqualified
					Incentive	Deferred
			Stock	Option	Plan	Compensation	All Other
		Salary	Awards(1)	Awards(1)	Compensation(2)	Earnings(3)	Compensation(4)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Raymond A. Jean	2007	735,417	1,056,193	1,264,651	1,503,050	578,000	125,866	5,263,177
Chairman of the Board, President and Chief Executive Officer
Thomas M. Walker	2007	333,750	96,611	149,894	225,216	116,000	50,390	971,861
Senior Vice President — Finance and Chief Financial Officer
Kevin P. Delaney	2007	243,333	115,790	167,839	340,302	22,000	33,175	922,439
Senior Vice President — General Counsel & Secretary
Mark A. Marcucci(5)	2007	272,458	143,411	166,392	98,236	61,000	28,084	769,581
Vice President & President — MACSTEEL
Paul A. Hammonds	2007	182,333	20,541	63,103	65,621	16,000	20,674	368,272
Vice President — Corporate Development

(1)	These columns show respectively, the dollar amounts for restricted stock and stock options recognized for financial statement reporting purposes with respect to fiscal year 2007 in accordance with FAS 123(R) and thus includes amounts for restricted stock and stock option grants in and prior to fiscal 2007. A discussion of the assumptions used in calculating these values may be found in Note 15 to Quanex Corporation’s audited financial statements on Form 10-K for the year ended October 31, 2007. Expense is recognized over the course of the requisite service period unless the individual is eligible to retire prior to the end of the vesting period. During fiscal 2007, stock options for Mr. Jean, who became eligible to retire in fiscal 2006, are expensed on the date of grant as a result of his retirement eligibility. These amounts reflect Quanex Corporation’s accounting expense for these awards and do not necessarily correspond to the actual value that may be recognized by named executive officers. Please see the “Grants of Plan-Based Awards Table” for information regarding the restricted stock and option awards granted in fiscal 2007.

(2)	Amounts consist of (a) payments for fiscal 2007 performance made in December 2007 for Annual Incentive Awards (AIA), and (b) amounts paid out in December 2007 with respect to Performance Units (PUs) granted in December 2004. These units were paid out in cash based on Quanex Corporation’s performance over the three-year period ended October 31, 2007. The AIA and PU payouts also include the dollar value of the portion of the amounts deferred under Quanex Corporation’s Deferred Compensation (DC) Plan. Under the terms of the DC Plan, participants may elect to defer a portion of their incentive bonus to a mix of cash, or notional common stock units or investment accounts. The amounts paid for the AIA and PUs, along with the respective deferred amounts are as follows:

	Annual Incentive Awards		Performance Unit Payout
	Total	Deferred	Total	Deferred
Name	($)	($)	($)	($)

Jean	661,683	0	841,367	0
Walker	225,216	112,608	0	0
Delaney	164,202	0	176,100	0
Marcucci	98,236	0	0	0
Hammonds	65,621	19,686	0	0

Please see the “Compensation Discussion and Analysis” for a detailed discussion of the performance measures and related outcomes for payments of the awards.

(3)	The amounts in this column are the change in actuarial present value of each individual’s accumulated benefit under all defined benefit pension plans. The change in pension value reflects the difference in the present value of accumulated benefits determined as of October 31, 2006 and October 31, 2007. The key assumptions used to calculate the change in value are shown with the “Pension Benefits Table.” No named executive officer received preferential or above-market earnings on deferred compensation.

(4)	The executives named above receive various perquisites provided by or paid for by Quanex Corporation. These perquisites can include life insurance, financial planning, personal use of automobiles, memberships in social and professional clubs, and gross up payments equal to taxes payable on certain perquisites. Also included are Quanex Corporation contributions under Quanex Corporation’s 401(k) plan, a 20% match under Quanex Corporation’s DC plan, a 15% match under Quanex Corporation’s Employee Stock Purchase Program (ESPP), and dividends on unvested restricted stock. The amounts reported in Other Annual Compensation for the executives named above are:

All Other Compensation

					Life
					Insurance >
					$50,000 and				Unvested
	Life				Financial		Deferred		Restricted
	Insurance >	Financial		Annual Club	Planning		Compensation Plan	ESPP 15%	Stock
	$50,000	Planning	Automobile	Membership	Gross Up	401K Match	Match	Stock Match	Dividends	Total
Name	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Jean	33,071	10,000	11,824	12,320	24,704	5,625	—	—	28,322	125,866
Walker	11,543	1,750	11,134	2,429	7,625	—	11,261	—	4,648	50,390
Delaney	3,218	357	12,205	3,924	2,050	5,625	—	—	5,796	33,175
Marcucci	2,135	—	5,905	5,095	1,224	5,625	—	540	7,560	28,084
Hammonds	2,749	870	8,178	—	1,181	5,625	787	360	924	20,674

(5)	In conjunction with the Quanex/Gerdau merger, Mr. Marcucci will remain an employee of Quanex Corporation and will not become an executive officer of Quanex Building Products Corporation.

Grants of Plan-Based Awards

The following table discloses the estimated range of payouts that were possible for the fiscal year 2007 Annual Incentive Awards. It also shows the actual number of stock options, restricted stock awards, and Performance Units granted during fiscal 2007. The fair value of these awards is shown, along with the possible range of payouts for the Performance Units.

										All Other			Grant
										Stock	All Other Option		Date
										Awards:	Awards:		Fair
		Number of								Number of	Number of		Value of
		Units Granted								Shares of	Securities	Exercise or Base	Stock and
		Under		Estimated Future Payouts Under						Stock or	Underlying	Price of	Option
		Nonequity		Non-Equity Incentive Plan Awards						Units	Options	Option	Awards
		Incentive		Threshold		Target		Maximum		(3)	(3)	Awards	(4)
Name	Grant Date	Plan (#)		($)		($)		($)		(#)	(#)	($/Sh)	($)

Raymond A. Jean				183,854	(1)	735,417	(1)	1,470,833	(1)
	12/05/06	6,000	(2)	225,000	(2)	600,000	(2)	1,200,000	(2)
	12/05/06									17,500			655,725
	12/05/06										80,600	37.47	995,007
Thomas M. Walker				62,578	(1)	250,312	(1)	500,625	(1)
	12/05/06	1,800	(2)	67,500	(2)	180,000	(2)	360,000	(2)
	12/05/06									5,300			198,591
	12/05/06										25,000	37.47	308,625
Kevin P. Delaney				45,625	(1)	182,500	(1)	365,000	(1)
	12/05/06	1,100	(2)	41,250	(2)	110,000	(2)	220,000	(2)
	12/05/06									3,300			123,651
	12/05/06										15,100	37.47	186,410
Mark A. Marcucci(5)				40,869	(1)	163,475	(1)	326,950	(1)
	12/05/06	1,200	(2)	45,000	(2)	120,000	(2)	240,000	(2)
	12/05/06									3,600			134,892
	12/05/06										16,400	37.47	202,458
Paul A. Hammonds				18,233	(1)	72,933	(1)	145,867	(1)
	12/05/06	300	(2)	11,250	(2)	30,000	(2)	60,000	(2)
	12/05/06									900			33,723
	12/05/06										4,100	37.47	50,615

(1)	The amounts shown reflect possible Annual Incentive Award (AIA) payments under the Quanex Corporation 2006 Omnibus Incentive Plan for fiscal year 2007, under which the named executive officers were eligible to receive a cash bonus based on a target percentage of base salary. The amounts actually paid to the named executive officers for 2007 pursuant to this program are reflected in the “Summary Compensation Table” herein. Please see the “Compensation Discussion and Analysis” for more information regarding this program and the related performance measures.

(2)	The amounts shown reflect grants of Performance Units (PUs) under the Quanex Corporation 2006 Omnibus Incentive Plan. The PUs have a three year performance period. The performance period for the PUs granted on December 5, 2006 is November 1, 2006 through October 31, 2009. Please see the “Compensation Discussion and Analysis” for more information regarding the Performance Units and the related performance measures.

(3)	The amounts shown reflect grants of restricted stock awards and stock options made under the Quanex Corporation 2006 Omnibus Incentive Plan in December 2006. The stock options are granted at fair market value based on the closing share price as of the grant date.

(4)	The fair value shown in this column was calculated in accordance with FAS 123(R). A discussion of the assumptions used in calculating these values may be found in Note 15 to Quanex Corporation’s audited financial statements on Form 10-K for the year ended October 31, 2007.

(5)	In conjunction with the Quanex/Gerdau merger, Mr. Marcucci will remain an employee of Quanex Corporation and will not become an executive officer of Quanex Building Products Corporation.

Outstanding Equity Awards

The following table provides information about the outstanding equity awards held by the named executive officers as of October 31, 2007.

Outstanding Equity Awards at October 31, 2007

	Option Awards					Stock Awards
	Number of	Number of						Market Value of
	Securities	Securities				Number of		Shares or
	Underlying	Underlying				Shares or		Units of
	Unexercised	Unexercised		Option		Units of Stock that		Stock that
	Options	Options		Exercise	Option	have not		have not
	(#)	(#)		Price	Expiration	Vested		Vested(5)
Name	Exercisable	Unexercisable		($)	Date	(#)		($)

Raymond A. Jean	—	80,600	(1)	37.47	12/05/16	17,500	(6)	720,825
	20,600	41,200	(3)	40.95	12/01/15	13,500	(7)	556,065
	61,500	30,750	(4)	26.31	12/01/14	19,575	(8)	806,294
	73,575	—		17.60	12/03/13	—		—
	123,750	—		14.22	12/04/12	—		—
Thomas M. Walker	—	25,000	(1)	37.47	12/05/16	5,300	(9)	218,307
	5,000	10,000	(2)	35.93	06/12/16	3,000	(10)	123,570
Kevin P. Delaney	—	15,100	(1)	37.47	12/05/16	3,300	(9)	135,927
	4,500	9,000	(3)	40.95	12/01/15	3,000	(11)	123,570
	12,450	6,225	(4)	26.31	12/01/14	4,050	(8)	166,820
	10,650	—		17.60	12/03/13	—		—
	9,000	—		13.42	07/23/13	—		—
Mark A. Marcucci(12)	—	16,400	(1)	37.47	12/05/16	3,600	(9)	148,284
	4,750	9,500	(3)	40.95	12/01/15	3,150	(11)	129,749
	18,750	9,375	(4)	26.31	12/01/14	6,750	(8)	278,033
	23,625	—		17.60	12/03/13	—		—
	27,751	—		14.22	12/04/12	—		—
Paul A. Hammonds	—	4,100	(1)	37.47	12/05/16	900	(9)	37,071
	1,250	2,500	(3)	40.95	12/01/15	750	(11)	30,893
	7,500	3,750	(4)	26.31	12/01/14	—		—
	4,500	—		17.60	12/03/13	—		—
	3,001	—		13.36	03/10/13	—		—

(1)	Stock options vest annually in equal installments over a three-year period. One-third of stock options vested on December 5, 2007. The remaining two-thirds will vest in equal installments on December 5, 2008 and December 5, 2009.

(2)	Stock options vest annually in equal installments over a three year period. The remaining unexercisable options will vest in equal installments on June 12, 2008 and June 12, 2009.

(3)	Stock options vest annually in equal installments over a three year period. The remaining unexercisable options will vest(ed) in equal installments on December 1, 2007 and December 1, 2008.

(4)	Stock options vest annually in equal installments over a three year period. The final third of stock options vested on December 1, 2007.

(5)	This column shows the total market value of the unvested stock awards as of October 31, 2007, based on the closing price per share of Quanex Corporation’s stock of $41.19 on October 31, 2007.

(6)	Restricted stock vests in full one year from the date of grant. These shares vested on December 5, 2007.

(7)	Restricted stock vests in full two years from the date of grant. These shares vested on December 1, 2007.

(8)	Restricted stock vests in full three years from the date of grant. These shares vested on December 1, 2007.

(9)	Restricted stock vests in full three years from the date of grant. These shares will vest on December 5, 2009.

(10)	Restricted stock vests in full three years from the date of grant. These shares will vest on June 12, 2009.

(11)	Restricted stock vests in full three years from the date of grant. These shares will vest on December 1, 2008.

(12)	In conjunction with the Quanex/Gerdau merger, Mr. Marcucci will remain an employee of Quanex Corporation and will not become an executive officer of Quanex Building Products Corporation.

Option Exercises and Stock Vested in Fiscal 2007

The following table provides information regarding the value realized by the named executive officers upon the vesting of restricted stock awards during the fiscal year ended October 31, 2007. None of the named executive officers exercised stock options during fiscal 2007.

Stock Awards
	Number of Shares	Value Realized on
	Acquired on Vesting	Vesting
Name	(#)	($)

Raymond A. Jean	14,400	523,872
Thomas M. Walker	—	—
Kevin P. Delaney	3,150	114,597
Mark A. Marcucci(1)	—	—
Paul A. Hammonds	—	—

(1)	In conjunction with the Quanex/Gerdau merger, Mr. Marcucci will remain an employee of Quanex Corporation and will not become an executive officer of Quanex Building Products Corporation.

Pension Benefits

Our named executive officers will be eligible to participate in our Salaried and Nonunion Employee Pension Plan, described below, that is generally available to all our employees. The named executive officers will also be eligible to participate in certain plans, also described below, that will only be available to a select group of management and highly compensated employees. We believe these benefits will be comparable to those provided by our industry peers.

Salaried and Nonunion Employee Pension Plan

We will establish the Salaried and Nonunion Employee Pension Plan (the “Pension Plan”), a noncontributory defined benefit pension plan intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code, for the benefit of substantially all of our employees. With some exceptions, an employee will be eligible to participate in the Pension Plan on the later of (i) the date we adopt the Pension Plan or (ii) the date the employee completes one hour of service for us.

Under the Pension Plan, two main types of benefits will be available to participants, depending upon when they began participating in the Quanex Corporation Salaried Employees’ Pension Plan. Those employees who participated in that plan on or before December 31, 2006 are generally referred to as “Traditional Participants,” while employees who began participating in that plan after such date are generally referred to as “Cash Balance Participants.” Any employees who begin participating in the Pension Plan after its adoption will be Cash Balance Participants.

Under the Pension Plan, a Traditional Participant will receive a monthly single life annuity, payable following termination of employment at or after age 65, equal to the sum of (i) and (ii), less (iii), where:

(i) is the greater of (x) 1.5% of the Traditional Participant’s average monthly compensation for the five consecutive calendar years that lead to the highest monthly average multiplied by his whole and fractional years of benefit service earned with Quanex Corporation prior to November 1, 1985, or (y) the product of $9.00 and his years of benefit service earned with Quanex Corporation prior to November 1, 1985;

(ii) is the greater of (x) the sum of 1% of the Traditional Member’s average monthly compensation for the five consecutive calendar years that lead to the highest monthly average up to but not in excess of 1/12 of the Traditional Member’s average monthly compensation for Social Security purposes and 1.5% of the Traditional Member’s average monthly compensation for the five consecutive calendar years that lead to the highest monthly average in excess of 1/12 of the Traditional Member’s average monthly compensation for Social Security purposes, the total of which is then multiplied by his whole and fractional years of benefit service earned with Quanex Corporation and us from and after November 1, 1985 or (y) the product of $9.00 and the Traditional Member’s whole and fractional years of benefit service earned with Quanex Corporation and us from and after November 1, 1985; and

(iii) is the Traditional Participant’s monthly accrued benefit under any qualified defined benefit plan maintained at any time by Quanex Corporation to the extent that the Traditional Participant’s service taken into account for benefit accrual purposes under such other plan is taken into account as benefit service under the Pension Plan.

Traditional Participants are eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is calculated (x) minus (y), where (x) is the sum of items (i) and (ii) immediately above, reduced by 5/9 of 1% for each of the first 60 months that the early retirement benefit payment commencement date precedes the Traditional Participant’s normal retirement date and further reduced by 5/18 of 1% for each of the months in excess of 60 that the payment commencement date precedes the Traditional Participant’s normal retirement date, and (y) is item (iii) immediately above, but determined as if the Traditional Participant’s benefit under such Quanex Corporation qualified defined benefit plan commences to be paid at the same time as the Pension Plan benefit, using the reduction factors used in connection with such Quanex Corporation qualified defined benefit plan. Raymond A. Jean is the only named executive officer currently eligible for retirement benefits under the Pension Plan.

Under the Pension Plan, a Cash Balance Participant receives upon termination of employment with us following at least three years of vesting:

The sum of the notional company contributions accrued under the Pension Plan through the date on which Cash Balance Participant terminates employment with us, where such contribution generally equals 4% of the Cash Balance Participant’s compensation for the applicable year; plus

The sum of the interest credits on those notional company contributions accrued under the Pension Plan through the date on which the Cash Balance Participant terminates employment with us, where such contribution generally equals the interest rate on the 30-year Treasury security for the fifth month prior to the first day of the applicable year.

For purposes of both Traditional Participants’ benefits and Cash Balance Participants’ benefits, the compensation taken into account under the Pension Plan will generally be made up of salary and bonus compensation for the applicable year. In addition, for purposes of both Traditional Participants’ benefits and Cash Balance Participants’ benefits, actuarial equivalence is determined using (i) the mortality table prescribed by IRS Revenue Ruling 2001-62 and (ii) (x) for lump sum payments, an interest rate equal to the annual interest rate on 30-year Treasury securities and (y) for all payment options other than lump sum payments, an interest rate equal to 6% per annum.

Supplemental Employee Retirement Plan

We will provide additional retirement benefits to certain of our named executive officers under the Supplemental Employee Retirement Plan (the “SERP”). Eligibility to participate in the SERP will be determined by the board of directors.

Under the SERP, an eligible participant receives a monthly single life annuity payable at age 65 equal to:

•	2.75% of the highest 36-month average of salary and bonus compensation from the last 60 months of employment,

•	multiplied by the named executive officer’s years of service (but not in excess of 20 years), and

•	reduced by (i) any benefits payable under the Pension Plan and (ii) 50% of the named executive officer’s Social Security benefits adjusted pro rata for years of service not in excess of 20 years.

The named executive officer will be required to remain employed until he or she has accumulated five years of service in order to receive a benefit under the SERP. SERP participants will be eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is calculated based on average compensation and service at early retirement, and reduced by 5% for each year benefit commencement precedes age 65. Raymond A. Jean is the only named executive officer currently eligible for retirement benefits under the SERP.

Upon a named executive officer’s termination of employment after a change in control, he or she will be eligible to receive a lump sum payment in lieu of any other benefit payable from the SERP. The lump sum is equal to the present value of the SERP life annuity, which is payable immediately without reduction for early payment, based on the named executive officer’s years of service and compensation at date of termination. The SERP will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Restoration Plan

We will provide additional retirement benefits to our executive officers who do not participate in the SERP under the Restoration Plan (the “Restoration Plan”). Eligibility to participate in the Restoration Plan will be determined by a committee appointed by the board of directors.

Under the Restoration Plan, an eligible participant will receive a lump sum actuarial equivalent of a monthly benefit for life payable at age 65 equal to:

•	the benefit payable to the named executive officer under the Pension Plan if the compensation taken into account under that plan were not capped at the amount required under Section 401(a)(17) of the Internal Revenue Code,

•	reduced by the benefit payable to the named executive officer under the Pension Plan taking into account only the amount of compensation allowed under Section 401(a)(17) of the Internal Revenue Code.

The specific elements of a named executive officer’s compensation taken into account for purposes of the Restoration Plan are the same as those items of compensation taken into account for purposes of the Pension Plan, described above.

The named executive officer must remain employed until he or she has accumulated five years of service in order to receive a benefit under the Restoration Plan. Restoration Plan participants are eligible for early retirement benefits when they attain age 55 with five years of service. The early retirement benefit is the actuarial equivalent of his lump sum benefit under the Restoration Plan, determined as of his or her early retirement date.

The Restoration Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Qualified Defined Contribution Plans

Salaried and Nonunion Employee 401(k) Plan

The Salaried and Nonunion Employee 401(k) Plan (the “401(k) Plan”) will be a defined contribution plan intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code, for the benefit of substantially all of our employees. An employee will be eligible to participate in the 401(k) Plan on the later of (i) the date we or our affiliate that employs the employee adopt the 401(k) Plan or (ii) the date the employee completes one hour of service for us.

Participants in the 401(k) Plan will be able to contribute from 1% of compensation per payroll period up to a maximum percentage per payroll period to be determined by the benefits committee. In addition, any new participants who do not affirmatively elect otherwise will have 3% of their compensation per payroll period automatically contributed to the 401(k) Plan. To the extent permitted by the committee, participants will also be able make after-tax contributions to the 401(k) Plan.

We will make a matching contribution to each participant’s account equal to 50% of the pre-tax contributions the participant makes to the 401(k) Plan up to 5% of the participant’s eligible compensation. We may, at our discretion, make profit-sharing contributions to the participants’ accounts.

Participants will always be 100% vested in their pre-tax and after-tax contributions to the 401(k) Plan. Company matching and profit-sharing contributions vest 20% per year and are 100% vested after five years. In addition, a participant will be 100% vested in all amounts under the 401(k) Plan in the event of (i) disability prior to termination of employment, (ii) retirement or (iii) death prior to termination of employment.

All distributions from the 401(k) Plan will be made in a single lump sum payment.

Stock Purchase Plans

Employee Stock Purchase Plan

Effective as of the distribution date, we will establish the Employee Stock Purchase Plan (the “Stock Purchase Plan”), which will be designed to provide our eligible employees the opportunity to invest in our common stock through voluntary payroll deductions. In addition, participating employees will receive a percentage match from us, thereby encouraging employees to share in our success and to remain in our service. The Stock Purchase Plan will not be intended to meet the requirements of Section 423 of the Internal Revenue Code.

The Stock Purchase Plan will be administered by a bank or other transfer agent (the “Bank”) to be appointed by us and that may be removed at our election.

Regular full time employees of the Company (or any of our subsidiaries with our consent) will be eligible to participate in the Stock Purchase Plan. Participation in the Stock Purchase Plan will be voluntary.

Contributions to the Stock Purchase Plan

Contributions to the Stock Purchase Plan will consist of employees’ payroll deductions and an amount from us equal to 15% of those deductions. The Bank will establish an account under the Stock Purchase Plan as agent for each eligible employee electing to participate in the Stock Purchase Plan and credit the following sources of cash to each employee’s account for the purchase of full and fractional shares of common stock (“Plan Shares”):

•	such employee’s payroll deductions;

•	such employee’s 15% Company contribution;

•	cash dividends received from us on all shares in such employee’s Stock Purchase Plan account at the time a dividend is paid; and

•	cash resulting from the sale of any (i) rights to purchase additional shares of our stock, convertibles debentures or other securities of ours or (ii) securities of any other issuer.

Participants generally may not add shares of common stock held in their name to their accounts. All shares will be held in the name of the Bank or its nominee as Plan Shares subject to the terms and conditions of the Stock Purchase Plan.

Purchase of Plan Shares

The Bank will apply cash credited to each participant’s account to the purchase of full and fractional Plan Shares and credit such Plan Shares to such participants’ accounts. The price at which the Bank is deemed to have acquired Plan Shares for accounts will be the average price, excluding brokerage and other costs of purchase, of all Plan Shares purchased by the Bank for all participants in the Stock Purchase Plan during the calendar month. The Bank will purchase Plan Shares in negotiated transactions or on any securities exchange where our common stock is traded. The purchases will be on terms as to price, delivery and other matters, and are executed through those brokers or dealers, as the Bank may determine.

Stock Certificates

The Bank will hold the Plan Shares of all participants in its name or in the name of its nominee evidenced by as many or as few certificates as the Bank determines. No certificates representing Plan Shares purchased for participants’ accounts will be issued to any participant unless the participant makes a request in writing or until the participant’s account is terminated and the participant makes the election described below under “Termination and Withdrawal by Participants.” Certificates will not be issued for less than 10 shares unless the participant’s account is terminated.

Voting of Plan Shares

The Bank will vote each participant’s Plan Shares as instructed by the participant on a form to be furnished by and returned to the Bank at least five days (or such shorter period as the law may require) before the meeting at which the Plan Shares are to be voted. The Bank will not vote Plan Shares for which no instructions are received.

Assignment or Sale

Except as otherwise described herein, participants cannot sell, pledge, or otherwise assign or transfer their accounts, any interest in their accounts or any cash or Plan Shares credited to their accounts. Any attempt to do so will be void.

Subject to the restrictions set forth below under “Restrictions on Resale,” each participant may request that the Bank sell:

•	all or part of such participant’s Plan Shares at any time, if the participant is employed by us or in connection with a division or subsidiary of ours immediately before we sell or otherwise dispose of that division or subsidiary and after such sale or other disposition the participant is no longer employed by us or our subsidiary; and

•	all or any part of such participant’s Plan Shares at any time after they have been held in the participant’s account for at least one year.

If a participant elects to sell all of his or her Plan Shares, such participant will be deemed to have terminated participation in the Stock Purchase Plan.

Termination and Withdrawal by a Participant

Participants may terminate their participation in the Stock Purchase Plan at any time by giving proper notice. Upon receipt of such notice, unless the participant has made a contrary election in written response to the Bank’s notice relating to such participant’s account, the Bank will send the participant a certificate or certificates representing the full Plan Shares accumulated in the participant’s account and a check for the net proceeds of any fractional share in the participant’s account. After the participant’s withdrawal, the sale by the participant of any shares of common stock issued to the participant upon such withdrawal is subject to the restrictions below under “Restrictions on Resale.” If a participant elects to terminate his or her participation in the Stock Purchase Plan, he or she may not rejoin the Stock Purchase Plan for a period of six months from the date of termination.

Restrictions on Resale

Our officers, directors and affiliates (as defined by the relevant securities laws) are subject to certain restrictions on resale that apply to sales by (i) the Bank on their behalf of shares of common stock pursuant to the Stock Purchase Plan and (ii) the participant, after he or she withdraws from the Stock Purchase Plan, of shares of common stock issued to the participant upon his or her withdrawal from the Stock Purchase Plan.

Nonqualified Defined Benefit and Other Nonqualified Deferred Compensation Plans

Our directors, executive officers, key management and highly compensated employees are eligible to participate in certain non-tax qualified plans described below. We believe these benefits will be comparable to those provided by our industry peers.

2008 Omnibus Incentive Plan

We recognize the importance of aligning the interests of our employees with those of our stockholders. Effective as of the distribution date, we will establish the 2008 Omnibus Incentive Plan (the “Omnibus Plan”), which will reflect this by providing those persons who have substantial responsibility for the management and growth of the Company and its affiliates with additional performance incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in their employment or affiliation with us and our affiliates.

The Omnibus Plan will provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. Certain awards under the Omnibus Plan may be paid in cash or in our common stock. Eligibility will be determined by the compensation committee, which has exclusive authority to select the participants to whom awards may be granted, and may determine the type, size and terms of each award. The compensation committee will also make all determinations that it decides are necessary or desirable in the interpretation and administration of the Omnibus Plan.

General Terms

At this time, the aggregate number of shares of our common stock to be authorized for grant under the Omnibus Plan will be 2,900,000. Each share of common stock subject to an award counts as one share of common stock against the aggregate number. With respect to full value awards (such as restricted stock awards and performance stock awards), no more than 1,450,000 of the 2,900,000 shares may be used for full value awards. With respect to each type of award based in common stock, the maximum number of shares that may be granted to a participant in the Omnibus Plan during any fiscal year under the Omnibus Plan is set out in the chart below:

Maximum Number of
Shares of Common
Stock That May be
Granted to a Participant
Type of Award	During a Fiscal Year

Option	350,000
SAR	350,000
Performance/Restricted Stock	175,000
Performance Unit payable in Stock	175,000

For performance unit awards payable in cash, a maximum cash value of $2,500,000 will be available to be paid to a participant during a fiscal year. For annual incentive awards, a maximum cash value of $2,500,000 will be available to be paid to a participant during a fiscal year.

Generally, if an award granted under the Omnibus Plan is forfeited or cancelled for any reason or is settled in cash in lieu of common stock, the common stock allocable to the forfeited or cancelled portion of the Award may again be subject to an award granted under the Omnibus Plan. If shares of common stock are delivered to satisfy the exercise price of any option award, those shares will not be added to the aggregate number of shares available under the Omnibus Plan. If any shares are withheld to satisfy tax obligations associated with any award, those shares will count against the aggregate number of shares available under the Omnibus Plan. If any outstanding award is forfeited or cancelled for any reason, or is settled for cash in lieu of shares, the shares allocable to such award will again be subject to an award granted under the Omnibus Plan.

Awards granted under the Omnibus Plan generally will be non-transferable by the holder other than (i) by will, (ii) under the laws of descent and distribution or (iii) to certain types of trusts or family limited partnerships. Generally, the Awards will be exercisable during the holder’s lifetime only by the holder or certain types of trusts or family limited partnerships.

In case of certain corporate acquisitions by us, awards may be granted under the Omnibus Plan in substitution for stock options or other awards held by employees of other entities who are about to become employees of us or our affiliates. The terms and conditions of such substitute awards may vary from the terms and conditions set forth in the Omnibus Plan to such extent as the board may deem appropriate to conform to the provisions of the award for which the substitution is being granted.

The board may establish certain performance goals applicable to performance stock awards, performance unit awards and annual incentive awards granted under the Omnibus Plan.

Options

For options granted under the Omnibus Plan, the compensation committee will specify the option price, size and term, and will further determine the option’s vesting schedule and any exercise restrictions. Other terms and conditions applicable to options may be determined by the compensation committee at the time of grant.

The exercise price for options may be paid (i) by cash, certified check, bank draft or money order, (ii) by means of a cashless exercise or (iii) in any other form of payment which is acceptable to the compensation committee. The compensation committee may also permit a holder to pay the option price and any applicable tax withholding by authorizing the sale or other disposition of all or a portion of the shares of common stock acquired upon exercise of the option and remit to us a sufficient portion of the sale proceeds to pay the option price and applicable tax withholding.

All options granted under the Omnibus Plan will be granted with an exercise price equal to or greater than the fair market value of the common stock at the time the option is granted.

The Omnibus Plan will prohibit any repricing of options after their grant, other than in connection with a stock split or the payment of a stock dividend.

SARs

Subject to the terms and conditions of the Omnibus Plan, a SAR entitles its holder a right to receive a cash amount equal to the excess of (i) the fair market value of one share of our common stock on the date of exercise of the SAR over (ii) the grant price of the SAR. All SARs to be granted under the Omnibus Plan will have a grant price equal to or greater than the fair market value of our common stock at the time the SAR is granted.

The compensation committee may determine the term of any SAR, so long as that term does not exceed 10 years. With respect to exercise of a SAR, the compensation committee, in its sole discretion, may also impose whatever terms and conditions it deems advisable. The compensation committee will also determine the extent to which any holder of a SAR will have the right to exercise the SAR following such holder’s termination of employment or other severance from service with us.

Upon the exercise of a SAR, a holder will be entitled to receive payment in an amount determined by multiplying (i) the excess of the fair market value of a share of common stock on the date of exercise over the grant price of the SAR by (ii) the number of shares of common stock with respect to which the SAR is exercised. At the discretion of the compensation committee, this payment may be in cash, in common stock of equivalent value, in some combination thereof, or in any other manner that may be approved by the compensation committee.

Restricted Stock

The compensation committee may grant restricted stock to any eligible persons selected by it. The amount of an award of restricted stock, and any vesting or transferability provisions relating to such an award, will be determined by the compensation committee in its sole discretion.

Subject to the terms and conditions of the Omnibus Plan, each recipient of a restricted stock award will have the rights of a stockholder of the Company with respect to the shares of restricted stock included in the restricted stock award during any period of restriction established for the restricted stock award. Dividends to be paid with respect to restricted stock (other than dividends paid by means of shares of common stock or rights to acquire shares of common stock) will be paid to the holder of restricted stock currently. Dividends paid in shares of common stock or rights to acquire shares of common stock will be added to and become a part of the holder’s restricted stock.

Restricted Stock Unit Awards

For executive participants, the compensation committee will determine the material terms of restricted stock unit awards, including the vesting schedule, the price (if any) to be paid by the recipient in connection with the award, and any transferability restrictions or other conditions applicable to the award, which may include the attainment of specified performance objectives described below. The nominating and corporate governance committee will determine the material terms of restricted stock unit awards for director participants.

A restricted stock unit award is similar in nature to a restricted stock award except that in the case of a restricted stock unit, no shares of common stock are actually transferred to a holder until a later date as specified in the applicable award agreement. Each restricted stock unit will have a value equal to the fair market value of a share of common stock.

Payment under a restricted stock unit award will be made in either cash or shares of common stock, as specified in the applicable award agreement. Any payment under a restricted stock award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the restricted stock unit is no longer subject to a “substantial risk of forfeiture” (as that term is defined in the Omnibus Plan) or (ii) at a time that is permissible under Section 409A of the Internal Revenue Code.

In its discretion, the compensation committee may specify that the holder of a restricted stock unit award is entitled to the payment of dividend equivalents under the award. Other terms and conditions applicable to restricted stock units may be determined by the compensation committee at the time of grant.

Performance Stock Awards and Performance Unit Awards

The compensation committee will determine the material terms of performance awards, including the amount of the award, any vesting or transferability restrictions, and the performance period over which the performance goal of such award shall be measured.

Performance unit awards will be payable in cash or shares of common stock, or a combination of cash and shares of common stock, and may be paid in a lump sum, in installments, or on a deferred basis in accordance with procedures established by the compensation committee. Any payment under a performance unit award will be made either (i) by a date that is no later than two and one-half months after the end of the fiscal year in which the performance unit payment is no longer subject to a “substantial risk of forfeiture” (as that term is defined in the Omnibus Plan) or (ii) at a time that is permissible under Section 409A of the Internal Revenue Code.

Subject to the terms and conditions of the Omnibus Plan, each holder of a performance stock award will have all the rights of a stockholder with respect to the shares of common stock issued to the holder pursuant to the award during any period in which such issued shares are subject to forfeiture and restrictions on transfer. These rights will include the right to vote such shares.

Any performance goal for a particular performance stock award or performance unit award will be established by the compensation committee prior to the earlier of (i) 90 days after the commencement of the period of service to which such performance goal relates or (ii) the lapse of 25% of the period of service. In any event, the performance goal must be established while the outcome is substantially uncertain.

Other terms and conditions applicable to performance awards may be determined by the compensation committee at the time of grant.

Annual Incentive Awards

The compensation committee may grant annual incentive awards to executives who, by the nature and scope of their positions, regularly directly make or influence policy decisions that significantly impact our overall results or success.

Annual incentive awards will be payable in cash. Subject to the terms and provisions of the Omnibus Plan, the compensation committee will determine the material terms of annual incentive awards, including the amount of the award, any vesting or transferability restrictions, and the performance period over which the performance goal of such award shall be measured.

Any performance goal for a particular annual incentive award will be established by the compensation committee prior to the earlier of (i) 90 days after the commencement of the period of service to which such performance goal relates or (ii) the lapse of 25% of the period of service. In any event, the performance goal will be established while the outcome is substantially uncertain.

Other Stock-Based Awards

The compensation committee may also grant other types of equity-based or equity-related awards not otherwise described by the terms and provisions of the Omnibus Plan in such amounts, and subject to such terms and conditions, as the compensation committee shall determine. Such awards may involve the transfer of shares of common stock to holders, or payment in cash or otherwise of amounts based on the value of shares of common stock, and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

Each other stock-based award will be expressed in terms of shares of common stock or units based on shares of common stock, as determined by the compensation committee. The compensation committee also may establish performance goals relating to other stock-based awards. If the compensation committee decides to establish performance goals, the number and/or value of other stock-based awards that will be paid out to the holder will depend on the extent to which the performance goals are met.

Any payment with respect to an other stock-based award will be made in cash or shares of common stock, as determined by the compensation committee.

The compensation committee will determine the extent to which a holder’s rights under an other stock-based award will be affected by the holder’s termination of employment or other severance from service with us. Other terms and conditions applicable to other stock unit awards may be determined by the compensation committee at the time of grant.

Cash-Based Awards

The compensation committee may grant cash-based awards in such amounts and upon such terms as the compensation committee may determine. If the compensation committee exercises its discretion to establish performance goals, the number and/or value of cash based awards that will be paid out to the holder will depend on the extent to which such performance goals are met.

Any payment with respect to a cash-based award will be made in cash.

The compensation committee will determine the extent to which a holder’s rights under a cash-based award will be affected by the holder’s termination of employment or other severance from service with us. Other terms and conditions applicable to cash-based awards may be determined by the compensation committee at the time of grant.

Deferrals

The compensation committee will be allowed to permit a participant to defer the receipt of cash or shares pursuant to any awards under the Omnibus Plan. Any deferral permitted under the Omnibus Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Effect of Certain Transactions and Change of Control

The Omnibus Plan will provide that appropriate adjustments may be made to any outstanding award in case of any change in the Company’s outstanding common stock by reason of recapitalization, reorganization, subdivision, merger, consolidation, combination, exchange, stock dividend, or other relevant changes to the Company’s capital structure. For any award granted under the Omnibus Plan, the compensation committee may specify the effect of a change in control of the Company with respect to that award.

The Omnibus Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

Management Incentive Plan

The Quanex Building Products Management Incentive Plan (the “MIP”) is a cash incentive program for salaried employees that will link a significant portion of the employee’s compensation to the accomplishment of selected financial and operating objectives. If target performance levels are satisfied, the MIP is intended to provide eligible salaried employees incentive compensation opportunities, which in combination with base salary, has the potential of yielding competitive compensation levels above the market median. Participation in the MIP (specific positions and salaried employees eligible to participate in the Plan as well as levels of participation and payout percentages) will be based on competitive studies and industry specific benchmarks and will generally be extended to regular full-time salaried employees who have completed 90 days of full-time work (regardless of whether the 90 days of work was as an hourly or salaried employee) and who do not participate in any other of the Company’s short-term incentive plans. Regular part-time employees who have completed five years of service will also be eligible. The MIP formula is comprised of two components, financial objectives and operating objectives. The financial objectives under the MIP will be based on achieving a target return on net assets and the operating objectives will be based on achieving critical initiatives that support the Company’s operating plan and key success factors, all as determined by senior management of the Company. The named executive officers do not participate in the MIP.

Deferred Compensation Plan

Effective as of the distribution date, we will establish a Deferred Compensation Plan, which will provide for certain highly compensated management personnel and directors a deferred compensation plan under which they may defer all or a portion of their directors’ fees, compensation under the Omnibus Plan and compensation under the MIP.

Eligibility and Participation

The individuals who will be eligible to participate in the Deferred Compensation Plan will be all participants in the Omnibus Plan, the MIP and/or all of our directors, subject to additional eligibility requirements for participation in the Deferred Compensation Plan as the compensation committee may determine from time to time.

Deferral Elections

A participant may elect, during the designated election periods, (1) the percentage of his bonus awarded to him under the MIP (an “Incentive Bonus”) earned during the applicable year to be deferred under the Deferred Compensation Plan; (2) the percentage of his compensation earned under the Omnibus Plan during the applicable year (“Omnibus Compensation”) to be deferred under the Deferred Compensation Plan; (3) the percentage of his director fees earned during the applicable year to be deferred under the Deferred Compensation Plan; (4) the percentage to be deferred in the form of deemed shares of common stock or other investment funds provided under the Deferred Compensation Plan; (5) the length of the period for deferral; and (6) the form of payment at the end of the period for deferral (either a lump sum, or quarterly or annual installment payments over a period of time of not less than three nor more than 20 years). All elections made are irrevocable, once they are made for a given plan year, except for the election as to how the distribution is to be made or as otherwise permitted under applicable Internal Revenue Service guidance. That election can be changed if the change is made at least 12 months prior to the end of the deferral period, is not effective for at least 12 months and the scheduled payment is no earlier than five years after the date on which the payment would have otherwise have been made or commenced. If the election of the form of distribution is changed and an event causing distribution occurs within one year, the change in election will be ineffective and the original election will remain in effect.

The deferrals in the form of deemed shares of common stock elected by all participants in any plan year will not be allowed to exceed 3% of the shares of common stock outstanding on the first day of the plan year. If the percentage of the Incentive Bonus, Omnibus Compensation and director fees to be elected to be deferred in common stock results in a fractional share, it will be reduced to the next lowest full share and the dollar amount of the fractional share will be deferred in cash.

Company Match

If a participant elects to defer a portion of his Incentive Bonus, Omnibus Compensation or director fees under the Deferred Compensation Plan in the form of deemed shares of our common stock for a period of three full years or more, we will provide a matching award of additional deemed shares of common stock equal to 20% of the amount deferred in the form of deemed shares of our common stock, rounded to the next highest number of full shares.

The Participant’s Account

Under the Deferred Compensation Plan, the committee will establish an account for each participant, which we will maintain. The account will reflect the amount of our obligation to the participant at any given time (comprised of the amount of compensation deferred for the participant under the Deferred Compensation Plan, the Company match, and the amount of income credited on each of these amounts). If the participant elects his deferral to be in the form of deemed shares of our common stock, the number of shares credited to his account as common stock will be the number of full shares of our common stock that could have been purchased with the dollar amount deferred, without taking into account any brokerage fees, taxes or other expenses that might be incurred in such a transaction, based upon the closing quotation on the NYSE on the date the amount would have been paid had it not been deferred, and any additional fractional amount will be credited to the participant’s account in the form of cash. In addition to the option to hold the account as deemed shares of common stock or cash, the participant may choose from a variety of investment choices.

Dividends And Distributions On Our Common Stock.

When dividends or other distributions are declared and paid on our common stock, those dividends and other distributions will be accrued in a participant’s account based upon the shares of common stock deemed credited to the participant’s account. Such amounts credited to a participant’s account will vest at the same time the underlying deemed shares of common stock vest and will be subject to the same forfeiture restrictions. The dividends or other distributions in the form of deemed shares of our common stock will be credited to the account as additional deemed shares of our common stock. The dividends or other distributions or rights in any other form will be credited to the participant’s account in the form of cash. For this purpose, all dividends and distributions not in the form of deemed shares of our common stock or cash will be valued at the fair market value as determined by the compensation committee.

Interest on Cash Balances

Interest will be accrued on the last day of each calendar month on each portion of a participant’s account held in the form of cash (whether resulting from a cash deferral, cash dividends or other cash distributions on common stock or the conversion of a deemed common stock credit in his account to cash) from the later of (a) the time it is credited to his account or (b) the last previous calendar month end, at a rate equal to the rate of interest announced by JPMorgan Chase Bank, N.A., or its successor, if applicable as its prime rate of interest on the last business day preceding the last day of the calendar quarter in which the month falls, divided by four. Interest so accrued on the last day of each calendar month will be credited as cash to the participant’s account and will thereafter accrue interest. Interest will continue to be credited on the cash balance in the participant’s account until the entire cash balance has been distributed.

Common Stock Conversion Election

At any time during a period commencing three years prior to the earliest time a participant could retire under the Pension Plan and ending on the participant’s normal retirement date as established under the Pension Plan, the participant will be allowed to elect a retirement date under the Pension Plan and may elect to have all deemed shares of common stock in his account converted to cash either immediately or in installments. At any time which is at least three years after deemed common stock is credited to a participant’s account, the participant will be allowed to elect to have such deemed common stock converted to cash or other investment options and credited to the participant’s account.

Vesting

All deferrals of the Incentive Bonus, Omnibus Compensation and director fees will be 100% vested at all times, except in event of forfeiture as described below. Company matching contributions and dividends will be 100% vested after the earliest of (i) three years after the applicable deemed share of common stock is credited to the participant’s account, (ii) the participant’s death, (iii) the participant’s termination of employment due to disability or (iv) the participant’s retirement.

If the compensation committee finds that the participant was discharged by us for fraud, embezzlement, theft, commission of a felony, proven dishonesty in the course of his employment by us that damaged us, for disclosing our trade secrets, or for competing directly or indirectly with us at any time during the first two years following his termination of employment, the entire amount credited to his account, exclusive of the total deferrals of the participant, will be forfeited. Notwithstanding the foregoing, such forfeitures will not apply to a participant discharged during the plan year in which a change of control occurs.

Distributions under the Deferred Compensation Plan

Upon a distribution or withdrawal, the balance of all amounts deemed invested in investment funds and the number of deemed shares of common stock credited to the participant and required to be distributed will be distributed in cash, whether the distribution or withdrawal is in a lump sum or in installments. The value per deemed share of common stock will be calculated based on the closing quotation for our common stock on the NYSE on the third business day prior to the date of distribution. Distributions will be made with respect to a participant’s interest in the Deferred Compensation Plan upon the expiration of the term of deferral as was previously elected by the participant or upon the participant’s earlier death or disability. A withdrawal may be made by the participant prior to an event causing distribution, in an amount needed to satisfy an emergency, in certain unforeseeable events of hardship beyond the control of the participant, as approved by the compensation committee.

The Deferred Compensation Plan will be administered in a manner that is intended to comply with Section 409A of the Internal Revenue Code.

OUR RELATIONSHIP WITH QUANEX CORPORATION AFTER THE DISTRIBUTION

Overview

We and Quanex Building Products LLC have entered into a distribution agreement with Quanex Corporation, which contains many of the key provisions related to the separation of the building products businesses from Quanex Corporation and the distribution of limited liability company interests of Quanex Building Products LLC to Quanex Corporation’s common stockholders. The other agreements referenced in the distribution agreement govern certain aspects relating to the separation and various interim and ongoing relationships between Quanex Corporation and us following the distribution and the Quanex Building Products merger. Because we were a wholly-owned subsidiary of Quanex when we entered into these agreements, they were not negotiated at arms’ length and may not reflect terms that would be negotiated between independent parties. These agreements include:

•	the transition services agreement;

•	the tax matters agreement; and

•	the employee matters agreement.

Distribution Agreement

The distribution agreement sets forth our agreements with Quanex Corporation regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate the building products businesses from Quanex Corporation. It also sets forth other agreements governing our relationship after the separation and the Quanex Building Products merger. The following summary of the distribution agreement is qualified in its entirety by reference to the complete text of the distribution agreement, which is incorporated by reference into this document and attached as an exhibit to the Form 8-K filed by Quanex Corporation with the SEC on December 24, 2007. We encourage you to read the distribution agreement in its entirety for a more complete description of the terms and conditions of the distribution agreement.

Transfer of the Building Products Businesses

To effect the separation, Quanex Corporation has transferred to Quanex Building Products LLC the assets related to its building products businesses, as described in this information statement. We, Quanex Building Products LLC or our subsidiaries have assumed and agreed to perform, discharge and fulfill the liabilities related to the building products businesses (which, in the case of tax liabilities, will be governed by the tax matters agreement described below). We, Quanex Building Products LLC and Quanex Corporation have agreed to use our commercially reasonable efforts to amend all contractual arrangements that relate predominantly or solely to either of our businesses.

The Distribution

Overview.  The distribution agreement also governs the rights and obligations of Quanex Corporation, Quanex Building Products LLC and our company regarding the distribution by Quanex Corporation to its common stockholders of the interests of Quanex Building Products LLC held by Quanex Corporation, which is also referred to in this information statement as the “distribution.”

Quanex Corporation has instructed Wells Fargo to allocate in the distribution to each holder of Quanex Corporation common stock one unit of Quanex Building Products LLC for every share of Quanex Corporation common stock held by such stockholder on the record date. Wells Fargo will hold a certificate representing all of the units allocated to holders of Quanex Corporation common stock. Immediately following the distribution, Quanex Building Products LLC and Quanex Building Products Corporation will effect the merger of those two entities. As a result of the merger, the holders of units of Quanex Building Products LLC will receive one share of Quanex Building Products Corporation common stock for each unit of Quanex Building Products LLC allocated to them in the distribution.

Termination and Amendment of the Agreement.  The distribution agreement may be amended at any time by the written agreement of all the parties to the distribution agreement. The distribution agreement may be terminated by Quanex Corporation at its discretion.

Access to Information

The distribution agreement requires Quanex Corporation to deliver to Quanex Building Products LLC (if prior to the Quanex Building Products merger) or us (if after the Quanex Building Products merger), on or prior to the distribution date, all corporate books and records of Quanex Building Products LLC, Quanex Building Products Corporation and the building products subsidiaries in its possession and complete and accurate copies of all relevant portions of all corporate books and records of Quanex Corporation and its subsidiaries relating directly and predominantly to the building products businesses. The distribution agreement also provides for the mutual sharing of information between us and Quanex Corporation in order to comply with audit, accounting, regulatory, claims and litigation purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

Survival and Indemnification

Except as provided otherwise under the distribution agreement, the other transaction documents and certain other specified liabilities, we will indemnify Quanex Corporation and each of its affiliates from all indemnifiable losses arising out of or due to our failure or the failure of any of our subsidiaries (i) to pay or satisfy any liabilities relating to the building products businesses whether such indemnifiable losses are asserted, before, on or after the distribution date, (ii) to cause the termination or substitution of obligations or liens required to occur by the distribution date or (iii) to perform any of our obligations under the Agreement.

Except as provided otherwise under the distribution agreement and the other transaction documents, Quanex Corporation will indemnify us and each of our affiliates from all indemnifiable losses arising out of or due to the failure of Quanex Corporation or any of its subsidiaries (i) to pay or satisfy any of its liabilities, whether such indemnifiable losses are asserted before, on or after the distribution date, (ii) to transfer to us and our subsidiaries all of the assets relating to the building products businesses, (iii) to cause the termination or substitution of obligations or liens required to occur by the distribution date or (iv) to perform any of its obligations under the distribution agreement.

Our obligations and those of Quanex Corporation will survive the sale or other transfer by Quanex Corporation of any of its assets or business or the assignment by it of any of its liabilities, with respect to any indemnifiable loss of the other related to such assets, business or liabilities.

The distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Expenses of the Distribution

We and Quanex Corporation have agreed to divide evenly between us all costs and expenses incurred in connection with the distribution agreement and the distribution, including costs and expenses attributable to the separation of the assets relating to the building products businesses. Quanex Corporation has allocated to us a monthly amount of $640,000, representing our share of the corporate overhead expenses incurred by Quanex Corporation for the period from November 1, 2007 to the distribution date.

Insurance Matters

Until the distribution date, Quanex Corporation agreed to allow us to participate in its directors and officers insurance program and, subject to insurance market conditions and other factors beyond Quanex Corporation’s control, to maintain for our company and its subsidiaries other policies of insurance that are comparable to those maintained generally for Quanex Corporation and its subsidiaries. On and after the distribution date, we and our subsidiaries will have no rights to any of the Quanex Corporation insurance policies and programs, except that Quanex Corporation will use its commercially reasonable efforts to assist us in asserting and prosecuting certain claims relating to the building products businesses arising prior to the distribution date in certain circumstances.

Conversion of Quanex Corporation’s Convertible Senior Debentures

Quanex Corporation has agreed to be responsible for up to $275 million in costs related to the anticipated conversion of the Quanex Corporation Convertible Senior Debentures. If such conversion costs do not exceed $275 million, Quanex Corporation will pay us the difference between $275 million and the conversion costs. If the conversion costs exceed $275 million, we have agreed to pay Quanex Corporation the amount by which the conversion costs exceed $275 million.

Other Provisions

The distribution agreement also contains covenants between us and Quanex Corporation with respect to the following:

•	confidentiality of our and Quanex Corporation’s information;

•	the termination of any intercompany agreements between us and Quanex Corporation as of the close of business on the day prior to the distribution date;

•	cooperation between us and Quanex Corporation with respect to the preparation and filing of any governmental report or other governmental filing contemplated by the distribution agreement or the conduct of any other governmental proceeding relating to our respective businesses or the relationships between us and our affiliates; and

•	litigation cooperation between us and Quanex Corporation.

Transition Services Agreement

Quanex Building Products LLC entered into a transition services agreement with Quanex Corporation to provide each other certain transitional administrative and support services and other assistance substantially consistent with the services provided before the distribution. Following the Quanex Building Products merger, we will succeed to all of the rights, interests and obligations of Quanex Building Products LLC under the transition services agreement by operation of law. The following summary of the transition services agreement is qualified in its entirety by reference to the complete text of the transition services agreement, which is incorporated by reference into this document and attached as an exhibit to the Form 8-K filed by Quanex Corporation with the SEC on December 24, 2007. We encourage you to read the transition services agreement in its entirety for a more complete description of the terms and conditions of the transition services agreement.

Quanex Corporation will provide services to us, including, but not limited to, general accounting, administrative, legal, banking, benefits, information technology, human resources and related services, as such services may reasonably be necessary in connection with the transition of the building products business from Quanex Corporation to us.

We will provide services to Quanex Corporation, including, but not limited to, general accounting, administrative, legal, banking, benefits, information technology, human resources and related services, as such services may reasonably be necessary in connection with the transition of the building products business from Quanex Corporation to us.

The fees to be paid for the services will be determined by the parties based on market rates for such services and shall be paid within fifteen days after receipt of an invoice from the other party for services performed in the immediately preceding calendar month. Additional services may be added upon agreement of the parties, and any service may be terminated without impacting the provision of any other services. On a monthly basis, the parties will review the services to determine whether they will remain at the same level or decrease for the following month. Either party may choose to reduce or terminate a service upon the giving of 30 days’ prior written notice to the other party. Unless sooner terminated, the agreement will terminate on the last day of the twelfth month following the month in which the distribution date occurs.

The charges for the transition services generally are intended to reasonably cover each party’s costs in providing the services and to be competitive with the amount charged by third parties for similar services.

Under the terms of the transition services agreement, neither party will be liable to the other for or in connection with any services rendered pursuant to the agreement or for any actions or inactions taken by such party in connection with the provision of services, except for the failure to comply with the confidentiality provisions in the agreement and for such party’s own fraud, negligence or willful misconduct. However, each party will be liable for, and will indemnify the other party for, liabilities resulting from (a) its gross negligence or willful misconduct, (b) the presence of any of its employees or agents on the other party’s premises, (c) the negligent act or omission of such party or its employees or agents or (d) its failure to comply with the provisions of the distribution agreement.

Tax Matters Agreement

We currently are included in the U.S. federal consolidated income tax return filed by Quanex Corporation. To govern the respective rights, responsibilities and obligations of Quanex Corporation and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and preparing and filing tax returns for periods (or portions thereof) ending on or before October 31, 2007, we, Quanex Building Products LLC and Quanex Corporation have entered into a tax matters agreement. The following summary of the tax matters agreement is qualified in its entirety by reference to the complete text of the tax matters agreement, which is incorporated by reference into this document and attached as an exhibit to the Form 8-K filed by Quanex Corporation with the SEC on December 24, 2007. We encourage you to read the tax matters agreement in its entirety for a more complete description of the terms and conditions of the tax matters agreement.

Preparing and Filing Tax Returns

Under the tax matters agreement, Quanex Corporation will have the right and obligation to prepare and file all tax returns that it or its subsidiaries (other than its subsidiaries that operate the building products businesses) are responsible for filing under applicable tax law. We will have the right and obligation to prepare and file all tax returns that we or the subsidiaries that operate the building products businesses are responsible for filing under applicable tax law. Each party is required to provide information to and to cooperate with the other party in the preparation and filing of these tax returns.

Allocation of Tax Liability

With respect to tax liabilities for periods (or portions thereof) ending on or before October 31, 2007, the tax matters agreement provides that Quanex Corporation will be responsible for, and will indemnify us against, any and all federal, state and foreign taxes (including estimated taxes) imposed on or attributable to the building products businesses. We will be responsible for, and will indemnify Quanex Corporation against, any and all federal, state and foreign taxes (including estimated taxes) imposed on or attributable to the building products businesses for periods (or portions thereof) beginning after October 31, 2007.

Under the tax matters agreement, all tax deductions attributable to Quanex Corporation equity grants, including restricted stock and stock options, will be allocated to Quanex Corporation. In the event Quanex Corporation is not entitled to take such tax deductions under applicable tax law, we will pay Quanex Corporation an amount equal to the lost tax benefit, which is determined by assuming a 36% tax rate, and we will be entitled to take the tax deductions.

Distribution

The spin-off will be taxable to Quanex Corporation, and Quanex Corporation will be responsible for, and will indemnify us against, the resulting taxes, including all taxes imposed as a result of restructuring and transferring the building products businesses in connection with the spin-off, in an aggregate amount not to exceed $85 million. In the event the resulting taxes aggregate less than $85 million, Quanex Corporation will pay us that difference. We will pay Quanex Corporation for any such taxes in excess of $85 million.

Tax Contests

Each party will generally have the right to control any audit or tax controversy relating to any tax return it has the right to prepare and file. We will have the right to control any audit or tax controversy relating to the distribution and restructuring taxes.

Employee Matters Agreement

We and Quanex Building Products LLC have entered into an employee matters agreement with Quanex Corporation covering a wide range of compensation and employee benefit issues. The following summary of the employee matters agreement is qualified in its entirety by reference to the complete text of the employee matters agreement, which is incorporated by reference into this document and attached as an exhibit to the Form 8-K filed by Quanex Corporation with the SEC on December 24, 2007. We encourage you to read the employee matters agreement in its entirety for a more complete description of the terms and conditions of the employee matters agreement.

Treatment of Employees and Plans in General

In general, after the spin-off and the Quanex Building Products merger, we will take over responsibility for all obligations and liabilities relating to our current and former employees and their dependents to the extent we were not already responsible before the spin-off. We will assume the existing collective bargaining agreements covering our employees, who are employees of the building products businesses on or after the distribution date. Our participation in the Quanex Corporation employee plans and employee programs will end at the time of the spin-off and, with certain exceptions, we will adopt similar, stand-alone plans and programs for our employees in order to maintain continuity after the spin-off. Our plans will provide a comprehensive array of retirement savings opportunities, welfare benefits (for example, group health, life and disability benefits), incentive compensation opportunities, flex plan and numerous other benefits and opportunities. Our plans will recognize and give full credit to our current employees for their service with Quanex Corporation and its subsidiaries before the spin-off. In addition, we agree, for a period of two years after the distribution date, not to directly or indirectly solicit or hire any person, who is employed by Quanex Corporation on the distribution date and who does not become one of our employees in connection with the distribution.

Qualified Defined Benefit and Contribution Plans

We will establish an IRS qualified defined benefit pension plan for our employees, and will assume all liabilities under the Quanex Corporation Employees’ Pension Plan relating to our employees. We also will establish an IRS qualified defined contribution plan for our employees who were participants in the Quanex Corporation Employees’ 401(k) Savings Plan, and assume sponsorship of the Quanex Corporation Savings Plan for Hourly Employees. Quanex Corporation will terminate its participation in the Savings Plan for Hourly Employees. The transaction will not affect vesting or benefit accrual under the plans.

Nonqualified Retirement Plans

We will establish a deferred compensation plan substantially identical to the Quanex Corporation Deferred Compensation Plan for our employees, and we will assume all liabilities under the Quanex Corporation Deferred Compensation Plan with respect to all our employees and directors. A portion of the rabbi trust used to fund the plan will be transferred to us to fund the new plan. Each unit invested in Quanex Corporation common stock under the Quanex Corporation Deferred Compensation Plan or the Quanex Building Products Corporation Deferred Compensation Plan will be liquidated for an amount equal to the sum of $39.20 and the closing price of our common stock on the distribution date. Participants who are not 100% vested will become 100% vested.

We will establish non-qualified pension plans substantially identical to the Quanex Corporation Supplemental Salaried Employees’ Pension Plan and the Quanex Corporation Supplemental Benefit Plan, which will assume all liabilities under the respective plans, with respect to all our employees. The establishment of the

Quanex Building Products Corporation Restoration Plan and Quanex Building Products Corporation Supplemental Employee Retirement Plan will not affect vesting, accrual or payment of benefits to any participants under these plans. Insurance policies on our employees held in the rabbi trust used to fund the plan will be transferred to us to fund the new plan.

The Quanex Corporation Director Plan will terminate and Quanex Corporation will distribute to each participant a lump-sum payment, reduced for early payment.

Change in Control Payments

Quanex Corporation has agreed to be responsible for up to $2.8 million in costs related to any change in control payments. If such change in control payments do not exceed $2.8 million, Quanex Corporation will pay us the difference between $2.8 million and the change in control payments. If the change in control payments exceed $2.8 million, we have agreed to pay Quanex Corporation the amount by which the change in control payments exceed $2.8 million.

Stock Option True-Up of Payments

Quanex Corporation has agreed to be responsible for up to $40.6 million in costs related to the cashing out and cancelling of options to acquire Quanex Corporation stock. If such option cancellation payments do not exceed $40.6 million, Quanex Corporation will pay us the difference between $40.6 million and the option cancellation payments. If the option cancellation payments exceed $40.6 million, we have agreed to pay Quanex Corporation the amount by which the option cancellation payments exceed $40.6 million.

Use of Quanex Corporation’s Name and Mark

After the distribution date, we will continue to own all rights in the “Quanex” name and logo. Quanex Corporation will be required to remove the “Quanex” name from the names of its subsidiaries and stop using the “Quanex” name and logo shortly after the distribution date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Quanex Building Products LLC beneficially and of record holds, and will hold before the spin-off, all of the outstanding shares of our common stock. Holders of Quanex Corporation common stock, including our directors and executive officers (see “Management — Stock Ownership of Directors and Executive Officers”), will, as a result of the spin-off and the Quanex Building Products merger, receive shares of our common stock for shares of Quanex Corporation common stock held by them.

The following table provides, as of February 14, 2008, information with respect to the anticipated beneficial ownership of our common stock by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each named executive officer and (4) all of our executive officers and directors as a group. The share amounts listed below include securities that are beneficially owned by virtue of the fact that the holder has the right to acquire beneficial ownership of such security within 60 days, in accordance with Section 13d-3(d) of the Exchange Act.

	Shares to
Name of Beneficial Owner	be Owned	Percent(1)

Beneficial Owners of More than 5% of Our Common Stock
Lord Abbett & Co	6,543,547	17.44%
90 Hudson Street
Jersey City, NJ 07302
Artisan Partners Limited	2,453,508	6.54%
875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Citadel Investment Group, L.L.C.	2,854,141	7.61%
131 S. Dearborn Street, 32nd Floor
Chicago, IL 60603
Directors and Executive Officers
Raymond A. Jean	291,442	0.78%
Joseph J. Ross	16,273	0.04%
Richard L. Wellek	12,898	0.03%
Donald G. Barger, Jr.	14,107	0.04%
Susan F. Davis	35,182	0.09%
Joseph D. Rupp	10,000	0.03%
Thomas M. Walker	47,291	0.13%
Kevin P. Delaney	47,911	0.13%
Paul A. Hammonds	16,681	0.04%
Brent L. Korb	19,696	0.05%
All Directors and Executive Officers as a Group(2)	524,541	1.40%

(1)	Represents the percentage of our outstanding common stock. Does not represent the voting percentage represented by such shares.

(2)	Includes owned or credited shares totaling 13,060 for Mr. Mannion.

DESCRIPTION OF OUR CAPITAL STOCK

Below we have provided a summary description of our capital stock. This description is not complete. You should read the full text of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement is a part, as well as the provisions of applicable Delaware law.

General

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, no par value. Immediately following the distribution and the Quanex Building Products merger, there will be approximately           shares of common stock outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders. The holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the closing of the distribution, no shares of our preferred stock will be outstanding. We have no present plans to issue any additional shares of our preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expired at our 2008 annual meeting of stockholders, the term of the second class of directors expires at our 2009 annual meeting of stockholders and the term of the third class of directors expires at our 2010 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors. We expect that the 2008 annual meeting for election will occur prior to the distribution and that the Class I directors will be elected to a term that ends at our 2011 annual meeting.

Our certificate of incorporation requires that directors may only be removed for cause and only by the affirmative vote of not less than a majority of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors and shall not be less than three. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Action by Written Consent; Calling of Special Meeting

Our certificate of incorporation provides that except for any action which may be taken solely upon the vote or consent of holders of our preferred stock or any series thereof, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting, unless the unanimous written consent of the stockholders is obtained. Except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any preferred stock, special meetings of our stockholders may be called only by the chairman of our board of directors or our president or by our secretary upon the written request of a majority of our entire board of directors. No business other than that stated in the notice of the special meeting shall be transacted at any special meeting.

Amendments to our Bylaws

Our certificate of incorporation and bylaws provide that our bylaws may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of 80% of the voting power of the outstanding capital stock entitled to vote generally in the election of our board of directors.

Amendment of Certain Certificate of Incorporation Provisions

Our certificate of incorporation provides that the provisions of our certificate of incorporation relating to composition of our board of directors, supermajority requirements for certain business combination transactions, amendment of bylaws, stockholder action (and any provision relating to the amendment of any of these provisions) may only be amended by at least 80% of the voting power of the outstanding capital stock entitled to vote generally in the election of our board of directors. Our certificate of incorporation provides that any other provision of our certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding capital stock entitled to vote generally in the election of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

In general, for nominations to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our secretary 90 to 180 days before the first anniversary of the preceding year’s annual meeting. The stockholder’s notice must include for each proposed nominee (i) the stockholder’s name and address, (ii) a representation that the stockholder is a holder of record of our common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (iv) all required information under the Exchange Act, and (vii) the proposed nominee’s written consent to serve as a director if elected.

In general, for business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our secretary 60 to 180 days before the first anniversary date of the preceding year’s annual meeting. The stockholder’s notice must include for each matter he proposes to bring before the annual meeting (i) a brief description of the business, (ii) the stockholder’s name and address, (iii) the class and number of shares of our common stock which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. In addition, if the stockholder’s ownership of shares of our common stock, as set forth in the notice, is solely beneficial, documentary evidence of such ownership must accompany the notice.

Only such persons who are nominated in accordance with the procedures set forth in our bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in our bylaws. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in our bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defective proposal or nomination shall be disregarded.

Delaware Anti-Takeover Law

Our certificate of incorporation and the Delaware General Corporation Law (the “DGCL”) contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the DGCL. In general, Section 203 prohibits, for a period of three years, designated types of business combinations, including mergers, between us and any third party that owns 15% or more of our common stock. This provision does not apply if:

•	our board of directors approves of the transaction before the third party acquires 15% of our stock;

•	the third party acquires at least 85% of our stock at the time its ownership goes past the 15% level; or

•	our board of directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our company.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our Certificate of Incorporation eliminates the personal monetary liability of a director to us and our stockholders for breach of his fiduciary duty of care as a director to the extent currently allowed under the DGCL. Article Seventeenth of our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) based on the payment of an improper dividend or an improper repurchase of our stock under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Our Bylaws provide for indemnification by us of our officers and directors to the fullest extent authorized by the DGCL. This right to indemnification under our Bylaws is a contract right, and requires us to provide for the payment of expenses in advance of the final disposition of any suit or proceeding brought against our director or officer in his official capacity as such, provided that such director or officer delivers to us an undertaking to repay any amounts advanced if it is ultimately determined that such director or officer is not entitled to indemnification. We also maintains a directors’ and officers’ liability insurance policy.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo.

New York Stock Exchange Listing

Our common stock will be listed on the NYSE under the symbol “NX.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger that may be relevant to Quanex Corporation stockholders who hold shares of Quanex Corporation common stock as a capital asset for U.S. federal income tax purposes (generally, assets held for investment) and who or that are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is addressed only to those Quanex Corporation stockholders who exchange shares of Quanex Corporation common stock for cash in the Quanex/Gerdau merger and receive shares of our common stock in the Quanex Building Products merger.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, court decisions, published rulings of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this information statement and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to Quanex Corporation stockholders in light of their particular circumstances or to Quanex Corporation stockholders who may be subject to special treatment under U.S. federal income tax laws, such as tax exempt organizations, foreign persons or entities, S corporations or other pass-through entities, financial institutions, insurance companies, broker-dealers, persons who hold Quanex Corporation shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of shares of Quanex Corporation common stock and one or more investments, persons whose “functional currency” (as defined in the Code) is not the U.S. dollar, persons who exercise appraisal rights, and persons who acquired shares of Quanex Corporation common stock in compensatory transactions. Further, this discussion does not address any aspect of state, local, or foreign taxation.

We have not sought nor obtained an opinion of counsel or any advance tax ruling from the IRS regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a Quanex Corporation stockholder would ultimately prevail in a final determination by a court. Quanex Corporation stockholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger, as well as the effects of state, local, and foreign tax laws.

If a partnership (or other entity classified as a partnership for U.S. federal tax purposes) is a beneficial owner of shares of Quanex Corporation common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Quanex Corporation stockholders that are partnerships and partners in these partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger to them.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE SPIN-OFF, THE QUANEX/GERDAU MERGER, AND THE QUANEX BUILDING PRODUCTS MERGER TO YOU. WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND FOREIGN TAX

CONSEQUENCES OF THE SPIN-OFF, THE QUANEX/GERDAU MERGER, AND THE QUANEX BUILDING PRODUCTS MERGER IN LIGHT OF YOUR OWN SITUATION.

Tax Consequences of the Spin-Off, the Quanex/Gerdau merger, and the Quanex Building Products Merger to Quanex Corporation Stockholders

We believe, and the parties to the Quanex/Gerdau merger agreement intend, that for U.S. federal income tax purposes the spin-off and the Quanex/Gerdau merger will constitute a single integrated transaction with respect to the Quanex Corporation stockholders in which the spin-off will be treated as a redemption of shares of Quanex Corporation common stock in connection with the complete termination of Quanex Corporation stockholders interests in Quanex Corporation. Quanex Corporation will treat and report the spin-off and the Quanex/Gerdau merger in a manner consistent with such characterization. Under such characterization, Quanex Corporation stockholders should generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash received in the Quanex/Gerdau merger and the fair market value, determined when the spin-off occurs, of the property received in the spin-off, and (ii) such Quanex Corporation stockholder’s adjusted tax basis in his shares of Quanex Corporation common stock immediately prior to the spin-off.

The deduction of any recognized loss may be delayed or otherwise adversely affected by certain loss limitation rules. Any such gain or loss will generally be long-term capital gain or loss if the Quanex Corporation stockholder’s holding period in the shares of Quanex Corporation common stock immediately prior to the spin-off is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares of Quanex Corporation common stock surrendered. Each Quanex Corporation stockholder is urged to consult his tax advisor regarding the manner in which gain or loss should be calculated as a result of the spin-off and the Quanex/Gerdau merger.

Although we believe the foregoing treatment correctly characterizes the transaction for U.S. federal income tax purposes, there is no direct authority on point, and the IRS could challenge the treatment of the spin-off and the Quanex/Gerdau merger as a single integrated transaction for U.S. federal income tax purposes. Such a challenge, if successful, could result in Quanex Corporation stockholders being treated as receiving a “dividend” distribution in the spin-off in respect of their shares of Quanex Corporation common stock and as selling, in a separate transaction, their shares of Quanex Corporation common stock in the Quanex/Gerdau merger immediately after the spin-off. Under such characterization, the fair market value of the property treated as received by a Quanex Corporation stockholder in the spin-off would generally (i) be treated as a dividend to the Quanex Corporation stockholder to the extent of Quanex Corporation’s current or accumulated earnings and profits, (ii) to the extent such amount exceeded Quanex Corporation’s earnings and profits, it would be applied to reduce, but not below zero, each Quanex Corporation stockholder’s adjusted basis in such Quanex Corporation stockholder’s shares of Quanex Corporation common stock, and (iii) to the extent such amount exceeded the sum of the amounts described in (i) and (ii), would be taxable as capital gain to each Quanex Corporation stockholder. It is not clear whether corporations would be entitled to a “dividends received deduction” or whether individuals would be entitled to preferential rates with respect to “qualified dividend income.” In the Quanex/Gerdau merger, each Quanex Corporation stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received and such Quanex Corporation stockholder’s adjusted basis in the shares of Quanex Corporation common stock immediately prior to the Quanex/Gerdau merger, taking into account the effect of the spin-off on such adjusted basis as described above. Quanex Corporation stockholders should consult their tax advisors with respect to the tax consequences of the spin-off and the Quanex/Gerdau merger.

We do not expect that the Quanex Building Products merger will be a taxable transaction to Quanex Building Products LLC or the Quanex Corporation stockholders for U.S. federal income tax purposes, and therefore, we do not expect that a Quanex Corporation stockholder will recognize any gain or loss in the Quanex Building Products merger. However, even if the Quanex Building Products merger were a taxable transaction, we expect that the fair market value, determined when the spin-off occurs, of the property received in the spin-off by the Quanex Corporation stockholders will equal the fair market value of the shares of our stock received by the Quanex Corporation stockholders in the Quanex Building Products merger, and as a result, there would be no gain or loss to recognize in the Quanex Building Products merger even if it were a taxable transaction. We expect that a Quanex Corporation stockholder will, immediately following the Quanex Building Products merger, have an aggregate adjusted tax basis in his shares of Quanex Building Products Corporation common stock received in the Quanex Building Products merger equal to the fair market value of such shares, and his holding period in such shares will begin on the day following the spin-off and the Quanex Building Products merger. Quanex Corporation stockholders should consult their tax advisors with respect to the tax consequences of the Quanex Building Products merger.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws, the exchange agent will generally be required to report to a Quanex Corporation stockholder and to the IRS any reportable payments made to such Quanex Corporation stockholder in the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger. Additionally, a Quanex Corporation stockholder may be subject to a backup withholding tax, unless the Quanex Corporation stockholder provides the exchange agent with his correct taxpayer identification number, which in the case of an individual is his social security number, or, in the alternative, establishes a basis for exemption from backup withholding. If the correct taxpayer identification number or an adequate basis for exemption is not provided, a Quanex Corporation stockholder will be subject to backup withholding (which will be satisfied out of any cash paid to such Quanex Corporation stockholder in the Quanex/Gerdau merger) on any reportable payment. To prevent backup withholding, each Quanex Corporation stockholder must complete the IRS Form W-9 or a substitute Form W-9 which will be provided by the exchange agent with the transmittal letter. Any amounts withheld under the backup withholding rules from a payment to a Quanex Corporation stockholder will be allowed as a credit against his U.S. federal income tax liability and may entitle him to a refund, if the required information is furnished to the IRS.

The foregoing discussion is for general information only and is not intended to be legal or tax advice to any particular Quanex Corporation stockholder. Tax matters regarding the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger are very complicated, and the tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger to any particular Quanex Corporation stockholder will depend on that stockholder’s particular situation. Quanex Corporation stockholders should consult their own tax advisor to determine the specific tax consequences of the spin-off, the Quanex/Gerdau merger, and the Quanex Building Products merger, including tax return reporting requirements, the applicability of U.S. federal, state, local, and foreign tax laws, and the effect of any proposed change in the tax laws to them.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act with respect to the common stock being issued. This information statement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this information statement as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the issuance of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

As a result of the distribution and the Quanex Building Products merger, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Quanex Corporation. Neither the delivery of this information statement nor consummation of the spin-off and the Quanex Building Products merger contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of Quanex Corporation since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF QUANEX CORPORATION
(ACCOUNTING PREDECESSOR TO QUANEX BUILDING PRODUCTS CORPORATION)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanex Corporation
Houston, TX

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries (the “Company”) as of October 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended October 31, 2007. Our audits also included the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2007 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, TX
December 14, 2007

QUANEX CORPORATION

CONSOLIDATED BALANCE SHEETS

	October 31,
	2007	2006
	(In thousands, except share data)

ASSETS
Current assets:
Cash and equivalents	$172,838	$105,708
Short-term investments	44,750	—
Accounts receivable, net of allowance of $4,261 and $4,180	189,754	184,311
Inventories	152,185	142,788
Deferred income taxes	11,904	12,218
Prepaid and other current assets	5,066	5,584

Total current assets	576,497	450,609

Property, plant and equipment, net	426,032	432,058
Goodwill	203,065	196,350
Cash surrender value insurance policies	29,934	29,108
Intangible assets, net	85,514	75,285
Other assets	13,780	18,742

Total assets	$1,334,822	$1,202,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$149,512	$137,564
Accrued liabilities	58,896	54,943
Income taxes payable	14,431	13,185
Current maturities of long-term debt	126,464	2,721

Total current liabilities	349,303	208,413

Long-term debt	2,551	130,680
Deferred pension obligation	4,093	1,115
Deferred postretirement welfare benefits	6,745	7,300
Deferred income taxes	60,233	66,189
Non-current environmental reserves	12,738	14,186
Other liabilities	16,010	15,754

Total liabilities	451,673	443,637

Commitments and contingencies
Stockholders’ equity:
Preferred stock, no par value, shares authorized 1,000,000; issued and outstanding — none	—	—
Common stock, $0.50 par value, shares authorized 100,000,000 and 50,000,000; issued 38,301,033 and 38,319,960, respectively	19,151	19,160
Additional paid-in-capital	214,239	208,714
Retained earnings	690,328	579,753
Accumulated other comprehensive income (loss)	(1,534)	(1,736)

	922,184	805,891
Less treasury stock, at cost, 981,117 and 1,200,617 shares, respectively	(37,287)	(45,628)
Less common stock held by Rabbi Trust — 130,329 shares	(1,748)	(1,748)

Total stockholders’ equity	883,149	758,515

Total liabilities and stockholders’ equity	$1,334,822	$1,202,152

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended October 31,
	2007	2006	2005
	(In thousands, except per share amounts)

Net sales	$2,049,021	$2,032,572	$1,969,007
Cost and expenses:
Cost of sales (exclusive of items shown separately below)	1,671,052	1,617,399	1,512,980
Selling, general and administrative	97,989	92,705	97,851
Depreciation and amortization	77,040	71,074	65,401

Operating income	202,940	251,394	292,775
Interest expense	(4,054)	(4,818)	(9,300)
Other, net	8,178	4,240	151

Income from continuing operations before income taxes	207,064	250,816	283,626
Income tax expense	(72,442)	(90,503)	(106,393)

Income from continuing operations	134,622	160,313	177,233
Income (loss) from discontinued operations, net of taxes	—	(130)	(22,073)

Net income	$134,622	$160,183	$155,160

Basic earnings per common share:
Earnings from continuing operations	$3.64	$4.28	$4.69
Income (loss) from discontinued operations	—	(0.01)	(0.58)

Basic earnings per share	$3.64	$4.27	$4.11

Diluted earning per common share:
Earnings from continuing operations	$3.41	$4.09	$4.50
Income (loss) from discontinued operations	—	(0.01)	(0.55)

Diluted earnings per share	$3.41	$4.08	$3.95

Weighted average common shares outstanding:
Basic	36,982	37,479	37,772
Diluted	39,509	39,708	39,809

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated Other
					Comprehensive Income
			Additional		Pension &		Treasury	Total
Years Ended October 31,	Comprehensive	Common	Paid-in	Retained	Postretirement		Stock &	Stockholders’
2007, 2006 and 2005	Income	Stock	Capital	Earnings	Benefit Related	Other	Other	Equity
	(In thousands, except share data)

Balance at October 31, 2004		$18,730	$181,269	$307,754	$(4,519)	$56	$(2,583)	$500,707
Comprehensive income:
Net income	$155,160			155,160				155,160
Adjustment for minimum pension liability (net of taxes of $778)	1,218				1,218			1,218
Foreign currency translation adjustment	28					28		28

Total comprehensive income	$156,406
Common dividends ($0.37 per share)				(14,296)				(14,296)
Stock options exercised		337	8,171					8,508
Stock-based compensation tax benefit			5,787					5,787
Other		25	3,106	(2,948)			(553)	(370)

Balance at October 31, 2005		$19,092	$198,333	$445,670	$(3,301)	$84	$(3,136)	$656,742
Comprehensive income:
Net income	$160,183			160,183				160,183
Adjustment for minimum pension liability (net of taxes of $913)	1,428				1,428			1,428
Foreign currency translation adjustment	53					53		53

Total comprehensive income	$161,664
Common dividends ($0.48 per share)				(18,362)				(18,362)
Treasury shares purchased, at cost							(58,326)	(58,326)
Stock -based compensation activity:
Stock-based compensation earned		(9)	5,157					5,148
Stock options exercised		54	1,785	(7,742)			12,597	6,694
Restricted stock awards		15	(116)				101	—
Stock-based compensation tax benefit			4,955					4,955
Reclassification of unearned compensation for restricted stock			(1,388)				1,388	—
Other		8	(12)	4				—

Balance at October 31, 2006		$19,160	$208,714	$579,753	$(1,873)	$137	$(47,376)	$758,515
Net income	$134,622			134,622				134,622
Adjustment for minimum pension liability (net of taxes of $1,198)	1,873				1,873			1,873
Foreign currency translation adjustment	273					273		273

Total comprehensive income	$136,768
Common dividends ($0.56 per share)				(20,776)				(20,776)
Stock-based compensation activity:
Stock-based compensation earned			5,880					5,880
Stock options exercised			(2)	(3,128)			6,713	3,583
Restricted stock awards			(1,607)	(21)			1,628	—
Stock-based compensation tax benefit			1,663					1,663
Adjustment to initially apply SFAS 158 (net of taxes of $1,167)					(1,944)			(1,944)
Other		(9)	(409)	(122)				(540)

Balance at October 31, 2007		$19,151	$214,239	$690,328	$(1,944)	$410	$(39,035)	$883,149

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

	Years Ended October 31, 2007, 2006 and 2005
		Common Shares
	Preferred			Rabbi	Net
	Shares Issued	Issued	Treasury	Trust	Outstanding

Balance at October 31, 2004	—	37,464,441	—	(130,813)	37,333,628
Stock options exercised		688,354		—	688,354
Stock issued — compensation plans		47,687		—	47,687
Stock — other		(1,799)		—	(1,799)
Rabbi Trust		(484)		484	—

Balance at October 31, 2005	—	38,198,199	—	(130,329)	38,067,870
Treasury shares purchased		—	(1,573,950)	—	(1,573,950)
Stock options exercised		110,589	370,333	—	480,922
Restricted stock awards		30,885	3,000	—	33,885
Forfeiture of restricted stock		(18,000)	—	—	(18,000)
Other		(1,713)	—	—	(1,713)

Balance at October 31, 2006	—	38,319,960	(1,200,617)	(130,329)	36,989,014
Stock options exercised		—	176,650	—	176,650
Restricted stock awards		—	42,850	—	42,850
Cancellation of restricted stock		(18,927)	—	—	(18,927)

Balance at October 31, 2007		38,301,033	(981,117)	(130,329)	37,189,587

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Operating Activities:
Net income	$134,622	$160,183	$155,160
Loss (income) from discontinued operations	—	130	22,073
Adjustments to reconcile net income to cash provided by operating activities from continuing operations:
Depreciation and amortization	77,308	71,657	65,987
Deferred income taxes	(5,922)	7,084	(438)
Stock-based compensation	6,036	5,298	946
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Decrease (increase) in accounts and notes receivable	(1,747)	(32,229)	32,165
Decrease (increase) in inventory	(7,828)	(9,753)	(8,847)
Increase (decrease) in accounts payable	13,685	8,326	(43,696)
Increase (decrease) in accrued liabilities	(533)	(8,059)	(419)
Increase (decrease) in income taxes payable	455	(736)	19,624
Increase (decrease) in deferred pension and postretirement benefits	8,035	(10,524)	3,015
Other, net	(37)	(390)	4,825

Cash provided by (used for) operating activities from continuing operations	224,074	190,987	250,395
Cash provided by (used for) operating activities from discontinued operations	—	(716)	(1,275)

Cash provided by (used for) operating activities	224,074	190,271	249,120

Investing Activities:
Purchase of short-term investments	(106,114)	—	—
Proceeds from sales of short-term investments	61,150	—	—
Acquisitions, net of cash acquired	(58,493)	—	(200,550)
Proceeds from sale of discontinued operations	—	5,683	11,710
Capital expenditures, net of retirements	(34,396)	(72,262)	(50,792)
Retired executive life insurance proceeds	249	461	—
Other, net	630	593	(46)

Cash provided by (used for) investing activities from continuing operations	(136,974)	(65,525)	(239,678)
Cash provided by (used for) investing activities from discontinued operations	—	(14)	(1,059)

Cash provided by (used for) investing activities	(136,974)	(65,539)	(240,737)

Financing Activities:
Bank borrowings (repayments), net	(4,386)	(2,519)	(180)
Common stock dividends paid	(20,776)	(18,362)	(14,296)
Issuance of common stock from option exercises, including related tax benefits	5,045	11,094	14,295
Purchase of treasury stock	—	(58,326)	—
Other, net	(11)	(547)	(70)

Cash provided by (used for) financing activities from continuing operations	(20,128)	(68,660)	(251)
Cash provided by (used for) financing activities from discontinued operations	—	(56)	(211)

Cash provided by (used for) financing activities	(20,128)	(68,716)	(462)

Effect of exchange rate changes on cash and equivalents	158	11	17
Increase (decrease) in cash and equivalents	67,130	56,027	7,938
Cash and equivalents at beginning of period	105,708	49,681	41,743

Cash and equivalents at end of period	$172,838	$105,708	$49,681

See notes to consolidated financial statements.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company’s operating environment changes. Actual results could differ from estimates.

On November 19, 2007, the Company announced that its Board of Directors unanimously approved a merger of Quanex, consisting principally of the Vehicular Products business and all non-Building Products related corporate accounts, with a wholly-owned subsidiary of Gerdau S.A. in exchange for $39.20 per share in cash. Quanex entered into a definitive agreement with Gerdau S.A. with respect to the merger on November 18, 2007. In connection with the merger, the Company will spin-off its Building Products business to its shareholders as a stand alone company called Quanex Building Products in a taxable distribution. All Quanex shareholders of record will receive one share of Quanex Building Products’ stock for each share of Quanex stock.

The merger of Quanex with a wholly-owned subsidiary of Gerdau S.A. (Gerdau) remains subject to approval by Quanex shareholders, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Exon-Florio Amendment to the Defense Production Act, completion of the spin-off and other customary closing conditions. The spin and merger are expected to be completed by the end of the first quarter of calendar 2008. Until then, Quanex expects to continue to pay a regular, quarterly cash dividend on its outstanding common stock. The proposed Building Products spin-off is expected to be consummated immediately prior to completion of the Quanex Corporation/Gerdau merger and is structured as a taxable distribution at the corporate level.

The Company expects Quanex Building Products to report as discontinued operations for financial reporting purposes the Company’s Vehicular Products and non-Building Products related corporate accounts following the completion of the spin-off and merger. Notwithstanding the legal form of the proposed transactions to spin-off the Building Products business and merge what remains of Quanex Corporation with Gerdau, because of the substance of the transactions, Quanex Building Products is anticipated to be the divesting entity and treated as the “accounting successor” to Quanex Corporation for financial reporting purposes in accordance with Emerging Issues Task Force (EITF) Issue No. 02-11, “Accounting for Reverse Spinoffs” (EITF 02-11). Effective with the spin-off, Quanex Building Products is expected to report the historical consolidated results of operations (subject to certain adjustments) of Vehicular Products and non-Building Products related corporate items in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). Pursuant to SFAS 144, this presentation is not permitted until the accounting period in which spin-off occurs.

Unless otherwise noted, the information included in this Annual Report on Form 10-K relates to Quanex Corporation without giving effect to the proposed spin-off and merger.

The following are significant accounting policies used in the preparation of the Company’s consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Nature and Scope of Operations

Quanex has three reportable segments covering two customer-focused markets; the vehicular products and building products markets. The Company manufactures engineered carbon and alloy steel bars, aluminum flat-rolled products, flexible insulating glass spacer systems, extruded profiles and precision-formed metal and wood products which primarily serve the North American vehicular products and building products markets.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s manufacturing operations are conducted in the United States. See Note 12, Industry Segment Information.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experience and current estimates. Inherent in the Company’s revenue recognition policy is the determination of collectbility. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company’s allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventories are valued using both the first-in first-out (FIFO) and last-in first-out (LIFO) methods. The Company adopted the dollar-value link chain LIFO method in fiscal 1973 and the LIFO reserve is calculated on a consolidated basis in a single consolidated pool. Since then, acquisitions were integrated into the Company’s operations with some valuing inventories on a LIFO basis and others on a FIFO basis. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company’s forecast of future demand and market conditions. Significant unanticipated changes to the Company’s forecasts could require a change in the provision for excess or obsolete inventory.

Environmental Contingencies

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information Operator: and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of parties participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company’s alleged connections. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Unanticipated changes in circumstances and/or legal requirements could result in expenses being incurred in future periods in addition to an increase in actual cash required to remediate contamination for which the Company is responsible.

Asset Retirement Obligations

Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of SFAS No. 143, “Accounting for Asset Retirement

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations” (SFAS 143) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations can not be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Long-Lived Assets

Property, Plant and Equipment and Intangibles

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The Company determines that the carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded in the period in which such review is performed. The Company measures the impairment loss as the amount by which the carrying amount of the long-lived asset exceeds its fair value as determined by quoted market prices in active markets or by discounted cash flows. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

Years

Land improvements	10 to 20
Buildings	25 to 40
Building improvements	10
Leasehold improvements	Over lease term
Machinery and equipment	3 to 12

Goodwill

The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company tests for impairment of its goodwill using a two-step approach as prescribed in SFAS 142. The first step of the Company’s goodwill impairment test compares the fair value of each reporting unit with its carrying value including assigned goodwill. The second step of the Company’s goodwill impairment test is required only in situations where the carrying value of the

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting unit exceeds its fair value as determined in the first step. In such instances, the Company compares the implied fair value of goodwill to its carrying value. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company primarily uses the present value of future cash flows to determine fair value and validates the result against the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company’s consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects the Company’s assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, Operator: the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Insurance

The Company manages its costs of group medical, property, casualty and other liability exposures through a combination of retentions and insurance coverage with third party carriers. Liabilities associated with the Company’s portion of these exposures are estimated in part by considering historical claims experience, severity factors and other assumptions. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Stock — Based Compensation

The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R) on November 1, 2005 using the modified prospective transition method. Under SFAS No. 123R, the Company determines the fair value of share awards on the date of grant using the Black-Scholes valuation model. The Company recognizes the fair value as compensation expense on a straight-line basis over the requisite service period of the award based on awards ultimately expected to vest. Under SFAS 123R, the Company amortizes new option grants to retirement-eligible employees immediately upon grant, consistent with the retirement vesting acceleration provisions of these grants. For employees near retirement age, the Company amortizes such grants over the period from the grant date to the retirement date if such period is shorter than the standard vesting schedule. In accordance with SFAS 123R, the Consolidated Statements of Cash Flow report the excess tax benefits from the stock-based compensation as financing cash inflows. See Note 15 for additional information related to the Company’s stock-based compensation.

Retirement and Pension Plans

The Company sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities related to these plans is based on management’s assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

Treasury Stock

The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company uses a moving average method on the subsequent reissuance of shares, and any resulting proceeds in excess of cost are credited to additional paid in capital while any deficiency is charged to retained earnings.

Discontinued Operations

In accordance with SFAS 144, components of the Company that are to be spun-off will not be reported as discontinued operations until the date of the separation. Also in accordance with SFAS 144, the Company presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for “held for sale accounting” as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recorded in the period the operation meets held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer Operator: qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Principles of Consolidation

The consolidated financial statements include the accounts of Quanex and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Earnings per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental cash flow information is as follows:

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Cash paid for interest	$3,767	$4,458	$8,848
Cash paid for income taxes	75,295	79,796	77,248
Cash received for income tax refunds	$14	$—	$219

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) improves the completeness of the information reported about a business combination by changing the requirements for recognizing assets acquired and liabilities assumed arising from contingencies; (c) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (d) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (for acquisitions closed on or after November 1, 2009 for the Company). Early application is not permitted.While the Company has not yet evaluated SFAS 141R for the impact, if any, the statement will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions closed after October 31, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (as of November 1, 2009 for the Company). The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (as of November 1, 2008 for the Company). The Company is currently assessing the impact of applying SFAS 159’s elective fair value option on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires recognition of the funded status of a benefit plan in the balance sheet. The funded

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost should be recognized in the accumulated other comprehensive loss section of the Consolidated Statements of Stockholders’ Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods. The method of calculating net periodic benefit cost under SFAS 158 is the same as under existing practices. SFAS 158 prescribes additional disclosure requirements including the classification of the current and noncurrent components of plan liabilities, as well as the disclosure of amounts included in Accumulated Other Comprehensive Income that will be recognized as a component of net periodic benefit cost in the following year. The recognition of the funded status and disclosure elements of SFAS 158 are effective for fiscal years ending after December 15, 2006 (as of October 31, 2007 for the Company). Retrospective application of SFAS 158 is not permitted. The initial incremental recognition of the funded status under SFAS 158 reflected upon adoption in the Accumulated Other Comprehensive Income section of Stockholders’ Equity was an after-tax charge to equity of $1.9 million. SFAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the fiscal year-end. This measurement date element will be effective for fiscal years ending after December 15, 2008 (as of October 31, 2009 for the Company), but will not have an impact on the Company as the Company already measures the plan assets and obligations as of the end of its fiscal year. The impact of adopting the provisions of SFAS 158 on the components of the Consolidated Balance Sheet as of October 31, 2007 are as follows:

	October 31, 2007	SFAS 158	October 31, 2007
	Prior to	Adjustmet	After
	Application of	Increase	Application of
	SFAS 158	(Decrease)	SFAS 158
	(In thousands)

Other assets	$15,213	$(1,433)	$13,780
Total assets	1,336,255	(1,433)	1,334,822
Accrued liabilities	$58,323	$573	$58,896
Deferred pension obligation	2,361	1,732	4,093
Deferred postretirement welfare benefits	7,372	(627)	6,745
Deferred income taxes	61,400	(1,167)	60,233
Accumulated other comprehensive income (loss)	410	(1,944)	(1,534)
Total liabilities and stockholders’ equity	1,336,255	(1,433)	1,334,822

See Note 11 of this Item 8 for additional pension and postretirement benefit information.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (as of November 1, 2008 for the Company). The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In September 2006, the FASB ratified the EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance — Determining the Amount that Could be Realized in Accordance with FASB Technical Bulletin 85-4” (EITF 06-5). The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the life insurance policy in determining the “amount that could be realized

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the insurance contract”. For group policies with multiple certificates or multiple policies with a group rider, the EITF also tentatively concluded that the amount that could be realized should be determined at the individual policy or certificate level (i.e., amounts that would be realized only upon surrendering all of the policies or certificates would not be included when measuring the assets). The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006 (as of November 1, 2007 for the Company). The Company is currently evaluating the impact of adopting EITF 06-5 on its consolidated financial statements.

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1) which is effective for fiscal years beginning after December 15, 2006 (as of November 1, 2007 for the Company). FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The Company is continuing to assess FSP AUG AIR-1; however, a preliminary review indicates that the adoption will not have a material impact on the Company’s annual consolidated financial statements.

In September 2006, the SEC released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The Company had to apply the guidance of SAB 108 in connection with the preparation of its annual financial statements for the year ending October 31, 2007. The Company did not have any impact to its consolidated financial statements upon adoption of SAB 108.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) which is an BLA99999T interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under this new guidance, the consolidated financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant Operator: facts, but without considering the time value of money. This guidance also revises disclosure requirements and introduces a prescriptive annual, tabular roll-forward of unrecognized tax benefits. FIN 48 is effective for annual periods beginning after December 15, 2006 (as of November 1, 2007 for the Company). The cumulative effect of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is continuing to evaluate the impact of FIN 48 on its consolidated financial statements; however a preliminary evaluation indicates that the Company does not expect to record an additional liability in excess of $2.0 million through the Consolidated Statements of Stockholders’ Equity in the first quarter of fiscal 2008.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 (as of November 1, 2006 for the Company) and requires retrospective application to prior period financial statements of voluntary changes in accounting principles, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The impact of SFAS 154 will depend on the nature and extent of voluntary accounting changes or error corrections, if any, after the effective date. The adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial statements.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Short-term Investments

As of October 31, 2007, the Company has $44.8 million of short-term investments, including $40.0 million of auction rate securities and $4.8 million of commercial paper.

In the first quarter of fiscal 2007, the Company began investing in auction rate securities, which are highly liquid, variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through an auction process, typically held every 7, 28 or 35 days, creating short-term liquidity. The securities trade at par, and interest is paid at the end of each auction period. The Company limits its investments in auction rate securities to securities that carry a AAA (or equivalent) rating from a recognized rating agency and limits the amount of credit exposure to any one issuer. The auction rate securities are recorded at cost, which approximates fair value due to their variable interest rates that are reset within a period of less than 35 days. During fiscal year 2007, the Company purchased $101.1 million of auction rate securities and sold $61.2 million of securities. Quanex’s $40.0 million investment in auction rate securities as of October 31, 2007 are AAA-rated and are backed by guaranteed student loans. The weighted average interest rate of the auction rate securities as of October 31, 2007 was 5.9%.

The Company’s commercial paper investment had a scheduled maturity in September 2007. The Company wrote down this investment to an estimated fair value of $4.8 million as of October 31, 2007 and recorded a $0.2 million impairment charge in Other, net during the fourth fiscal quarter of 2007.

The investments are classified as available-for-sale and are reported as current assets. The Company expects its short-term investments to be sold or settled within one year, regardless of legal maturity date.

3.	Acquisitions

On February 1, 2007, Quanex purchased the assets of Atmosphere Annealing, Inc. (AAI) for $58.5 million. AAI was integrated into the Company’s Vehicular Products segment. During the first quarter of fiscal 2005, the Company acquired the stock of Mikron Industries, Inc. (Mikron). The Company accounted for these acquisitions under the purchase method of accounting in accordance with SFAS No. 141 “Business Combinations” (SFAS 141). Accordingly, the estimated fair value of assets acquired and liabilities assumed in the acquisition and the results of operations were included in the Company’s consolidated financial statements as of the respective Operator: effective dates of the acquisitions.

Below is a discussion of material acquisitions. For additional information on the goodwill and intangible assets acquired in conjunction with the AAI acquisition in fiscal 2007, see Note 4 of this Item 8.

Fiscal 2005 Acquisitions

On December 9, 2004, the Company completed the acquisition of all of the outstanding stock, through a subsidiary merger, of Mikron, a privately-held Washington corporation. Mikron, an industry-leading manufacturer of engineered vinyl and thermoplastic alloy composite (MikronWoodtm) window components, window coverings and door components, serves the residential building and remodeling markets. Headquartered in the Seattle suburb of Kent, WA, Mikron operates modern and highly automated extrusion facilities located in the Kent area; Winnebago, IL; and Richmond, KY.

Mikron has been integrated into the Engineered Building Products segment. As consideration for the acquisition of all of the outstanding capital stock of Mikron, the Company paid $198.3 million in cash, net of a working capital adjustment of $(0.3) million and a purchase price adjustment of $0.4 million, and assumed $7.2 million of debt. The Company also incurred $0.7 million in transaction fees, including legal, valuation and accounting fees.

During the third quarter of fiscal 2005, a wholly owned subsidiary of Mikron entered into an agreement that resulted in it increasing its interest from 7.6% to 49.0% in a developing enterprise focused on the

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development of equipment used to manufacture vinyl windows. The increase to 49.0% ownership resulted from the reclassification of a loan receivable to an equity interest. As the loan receivable was valued at zero by Mikron prior to acquisition and by Quanex as part of the purchase price allocation, the Company continues to value the converted investment at zero as of October 31, 2007. The Company believes that the possibility of recovering anything from this equity investment in its current structure is remote.

The following table provides unaudited proforma results of operations for the twelve months ended October 31, 2005, as if Mikron had been acquired as of the beginning of fiscal year 2005. The proforma results include certain adjustments including estimated interest expense impact from the funding of the acquisition, estimated depreciation and amortization of fixed and identifiable intangible assets and estimated income taxes based upon the effective tax rate for each period. However, the proforma results presented do not include any anticipated cost savings or other synergies related to the acquisition. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated or that may result in the future.

(In thousands,
except per
share amounts)

Proforma Fiscal Year Ended October 31, 2005
Net sales	$1,991,574
Net income	154,780
Diluted earnings per common share	$3.93

4.	Goodwill and Acquired Intangible Assets

Under SFAS 142, goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. The Company performs an annual impairment test as of August 31 each year or more frequently if certain indicators arise. The August 31, 2007 and 2006 reviews of goodwill indicated that goodwill was not impaired. The August 31, 2005 impairment test revealed an impairment of the Company’s Temroc business; as Temroc was sold in January 2006, see Note 19 “Discontinued Operations” for further discussion of this impairment.

The changes in the carrying amount of goodwill for the two years ended October 31, 2007 are as follows (in thousands):

			Aluminum
		Engineered	Sheet
	Vehicular	Building	Building
	Products	Products	Products	Consolidated

Balance at October 31, 2005	$—	$175,952	$20,389	$196,341
Effect of foreign currency	—	9	—	9

Balance at October 31, 2006	$—	$175,961	$20,389	$196,350
Acquisitions	6,680	—	—	6,680
Effect of foreign currency	—	35	—	35

Balance at October 31, 2007	$6,680	$175,996	$20,389	$203,065

On February 1, 2007, Quanex purchased the assets of AAI resulting in the addition of $6.7 million of goodwill, all of which is expected to be deductible for tax purposes.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets consist of the following (in thousands):

	As of October 31, 2007		As of October 31, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Patents	$25,877	$11,087	$25,877	$7,618
Trademarks and trade names	38,230	5,409	37,930	3,705
Customer relationships	40,991	5,663	23,691	3,453
Non-compete agreements	—	—	250	237
Other intangibles	1,601	1,226	1,201	851

Total	$106,699	$23,385	$88,949	$15,864

Intangible assets not subject to amortization:
Trade name	$2,200		$2,200

Trade names and customer relationships as of October 31, 2007 include $0.3 million and $17.3 million, respectively, of gross carrying amount related to the acquisition of AAI during the second quarter of 2007. The intangible assets are being amortized over the period they are expected to contribute to the future cash flows of the Company; specifically, the AAI trade name and customer relationships are being amortized over an estimated useful life of 20 years. No residual value is estimated for the intangible assets.

The aggregate amortization expense for intangibles for the years ended October 31, 2007, 2006, and 2005 is $7.8 million, $7.1 million and $6.7 million, respectively. Estimated amortization expense for the next five years for existing intangibles, including AAI intangible assets, follows (in thousands):

Estimated
Fiscal Years Ending October 31,	Amortization

2008	$6,737
2009	4,850
2010	4,772
2011	4,697
2012	$4,672

5.	Earnings per Share

The computational components of basic and diluted earnings per share from continuing operations are as follows (shares and dollars in thousands except per share amounts):

	For the Year Ended October 31, 2007
	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic earnings per share	$134,622	36,982	$3.64

Effect of dilutive securities:
Common stock equivalents arising from settlement of contingent convertible debentures	—	1,960
Common stock equivalents arising from stock options	—	377
Restricted stock	—	60
Common stock held by rabbi trust	—	130

Diluted earnings per share	$134,622	39,509	$3.41

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended October 31, 2006
	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic earnings per share	$160,313	37,479	$4.28

Effect of dilutive securities:
Common stock equivalents arising from settlement of contingent convertible debentures	1,969	1,642
Common stock equivalents arising from stock options	—	396
Restricted stock	—	61
Common stock held by rabbi trust	—	130

Diluted earnings per share	$162,282	39,708	$4.09

	For the Year Ended October 31, 2005
	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic earnings per share	$177,233	37,772	$4.69

Effect of dilutive securities:
Common stock equivalents arising from settlement of contingent convertible debentures	1,953	1,326
Common stock equivalents arising from stock options	—	566
Restricted stock	—	15
Common stock held by rabbi trust	—	130

Diluted earnings per share	$179,186	39,809	$4.50

The computation of diluted earnings per share excludes outstanding options in periods where inclusion of such options would be anti-dilutive in the periods presented. Options to purchase 0.3 million shares of common stock were outstanding as of October 31, 2006 but were not included in the computation of diluted earnings per share for the year ended October 31, 2006 as the options’ exercise price was greater than the average market price of the common stock during those periods. All options were dilutive for fiscal 2007.

On January 26, 2005, the Company announced that it had irrevocably elected to settle the principal amount of the Debentures in cash when they become convertible and are surrendered by the holders thereof. The Company retains its option to satisfy any premium obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. As a result of the Company’s election, diluted earnings per share include only the amount of shares it would take to satisfy the premium obligation, assuming that all of the Debentures were surrendered. For calculation purposes, the average closing price of the Company’s common stock for each of the periods presented is used as the basis for determining dilution. See Note 10 for additional discussion of the Debentures.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Inventories

Inventories consist of the following:

	October 31,
	2007	2006
	(In thousands)

Raw materials	$35,271	$32,050
Finished goods and work in process	94,510	93,258

	129,781	125,308
Supplies and other	22,404	17,480

Total	$152,185	$142,788

The values of inventories are based on the following accounting methods:

	October 31,
	2007	2006
	(In thousands)

LIFO	$53,543	$59,510
FIFO	98,642	83,278

Total	$152,185	$142,788

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $57.3 million and $47.4 million at October 31, 2007 and 2006, respectively. During fiscal 2007 and fiscal 2006, there were LIFO liquidations that resulted in a reduction of the LIFO reserve (credit to cost of sales) of approximately $1.6 million and $0.8 million, respectively. The LIFO liquidations, which are included in the LIFO reserve amounts ($57.3 million in 2007 and $47.4 million in 2006), reduced the amount of expense recognized in the respective years compared to what would have been recognized had there been no liquidations.

LIFO reserve adjustments are treated as corporate expenses as this matches how management reviews the businesses. The LIFO reserve adjustments are calculated on a consolidated basis in a single consolidated pool using the dollar-value link chain method. Upon completion of the consolidated calculation, the resulting reserve that is recorded to reflect inventories at their LIFO values is not allocated to the segments. Management believes LIFO reserves to be a corporate item and thus performs all reviews of segment operations on a FIFO basis.

Since the adoption of LIFO inventory valuation in 1973, the Company has completed multiple acquisitions. The acquisitions were integrated into the Company’s operations with some valuing inventory on a LIFO basis and others on a FIFO basis. The selection of the inventory valuation treatment of each acquisition depends on the facts and circumstances that existed at the time of the acquisition, including expected inventory levels and pricing expected in the foreseeable future; this evaluation is applied on each transaction individually. As discussed above, management reviews all of the businesses on a FIFO basis for comparability, with the LIFO reserve treated as a corporate item.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31,
	2007	2006
	(In thousands)

Land and land improvements	$28,296	$27,463
Buildings and building improvements	169,346	158,655
Machinery and equipment	872,559	821,366

Depreciable property, plant and equipment	1,070,201	1,007,484
Construction in progress	15,368	32,733

	1,085,569	1,040,217
Less: accumulated depreciation and amortization	(659,537)	(608,159)

Property, plant and equipment, net	$426,032	$432,058

The Company had commitments for the purchase or construction of capital assets amounting to approximately $12.7 million at October 31, 2007.

8.	Accrued Liabilities

Accrued liabilities consist of the following:

	October 31,
	2007	2006
	(In thousands)

Payroll, payroll taxes and employee benefits	$25,605	$27,718
Accrued insurance and workers compensation	7,601	6,103
Sales allowances	5,867	7,835
Environmental	2,894	2,591
Deferred compensation and non-employee director retirement	717	420
Pension and postretirement	573	92
Other	15,639	10,184

Accrued liabilities	$58,896	$54,943

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income.

Income tax expense (benefit) consists of the following:

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Current:
Federal	$71,045	$76,140	$100,679
State	7,190	7,194	6,033
Foreign	129	85	119

	78,364	83,419	106,831
Deferred:	(5,922)	7,084	(438)

Income tax expense	72,442	90,503	106,393
Income taxes from discontinued operations	—	(44)	(1,066)

	$72,442	$90,459	$105,327

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s net deferred tax liability are as follows:

	October 31,
	2007	2006
	(In thousands)

Deferred tax liabilities:
Property, plant and equipment	$46,640	$50,107
Intangibles	22,720	20,524
Contingent interest	5,440	5,867

	74,800	76,498

Deferred tax assets:
Postretirement benefit obligation	(2,746)	(3,104)
Other employee benefit obligations	(14,524)	(9,594)
Environmental accruals	(3,883)	(4,253)
Inventory	(618)	(1,168)
Capital loss carryforward	(4,870)	(5,119)
Other	(4,700)	(4,408)

	(31,341)	(27,646)
Valuation allowance	4,870	5,119

	(26,471)	(22,527)

Net deferred tax liability	$48,329	$53,971

Deferred income tax liabilities, non-current	$60,233	$66,189
Deferred income tax assets, current	(11,904)	(12,218)

Net deferred tax liability	$48,329	$53,971

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The sale of the stock of Temroc in January 2006 generated a capital loss carryforward which will expire in 2011. A corresponding valuation allowance was established in 2006 based on management’s assessment that the capital loss will not be realized in the foreseeable future.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes for the following reasons:

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Income tax expense at statutory tax rate	$72,472	$87,786	$99,269
Increase (decrease) in taxes resulting from:
State income taxes, net of federal effect	4,625	5,054	6,889
U.S. tax benefit for manufacturing	(2,032)	(2,415)	—
Change in deferred tax rate	(2,459)	—	—
Other items, net	(164)	78	235

	$72,442	$90,503	$106,393

Effective Tax Rate	35.0%	36.1%	37.5%

The change in the deferred tax rate is the result of an overall review of the rate given the changes in state income tax laws. The Internal Revenue Service completed an audit of the 2004 tax year with no material adjustments proposed. The Company has a case in Tax Court regarding the disallowance of a capital loss realized in 1997 and 1998. Adequate provision has been made for this contingency and the Company believes the outcome of the case will not have a material adverse impact on its financial position or results of operations. See Note 18 for further explanation.

10.	Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	October 31,
	2007	2006
	(In thousands)

Credit Facility	$—	$—
2.50% Convertible Senior Debentures due 2034	125,000	125,000
City of Richmond, Kentucky Industrial Building Revenue Bonds	2,500	5,000
6.50% City of Huntington, Indiana Economic Development Revenue Bonds principle due 2010	—	1,665
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	1,400	1,600
Capital lease obligations and other	115	136

Total debt	$129,015	$133,401
Less maturities due within one year included in current liabilities	126,464	2,721

Long-term debt	$2,551	$130,680

Credit Facility

The Company’s $350.0 million Senior Unsecured Revolving Credit Facility (the Credit Facility) was executed on September 29, 2006 and replaced the Company’s $310.0 million Revolving Credit Agreement. The Credit Facility has a five-year term and is unsecured. The Company recorded a $0.2 million loss in 2006

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on early termination of the previous Revolving Credit Agreement due to recognition of the remaining unamortized financing costs.

The Credit Facility expires September 29, 2011 and provides for up to $50.0 million for standby letters of credit, limited to the undrawn amount available under the Credit Facility. Borrowings under the Credit Facility bear interest at LIBOR based on a combined leverage and ratings grid. The Credit Facility may be increased by an additional $100.0 million in the aggregate prior to maturity, subject to the receipt of additional commitments and the absence of any continuing defaults.

Proceeds from the Credit Facility may be used to provide availability for working capital, capital expenditures, permitted acquisitions and general corporate purposes. Historically, the Company used the former bank agreement to provide initial funding for acquisitions, including Mikron in fiscal 2005.

The Credit Facility includes two primary financial covenants including a maximum leverage test and minimum interest coverage test. Additionally, there are certain limitations on additional indebtedness, asset or equity sales, and acquisitions. Distributions are permitted so long as after giving effect to such dividend or stock repurchase, there is no event of default. As of October 31, 2007, the Company was in compliance with all current Credit Facility covenants. The Company had no borrowings under the Credit Facility as of October 31, 2007 or October 31, 2006. The aggregate availability under the Credit Facility was $339.2 million at October 31, 2007, which is net of $10.8 million of outstanding letters of credit.

Convertible Senior Debentures

On May 5, 2004, the Company issued $125.0 million of the Convertible Senior Debentures (the Debentures) in a private placement offering. The Debentures were subsequently registered in October 2004 pursuant to the registration rights agreement entered into in connection with the offering. In November 2006, the Company filed a post-effective amendment to deregister all unsold securities under the registration statement as the Company’s obligation to maintain the effectiveness of such registration statement has expired; the SEC declared this post-effective amendment effective on November 22, 2006. The net proceeds from the offering, totaling approximately $122.0 million, were used to repay a portion of the amounts outstanding under the former credit facility. The Debentures are general unsecured senior obligations, ranking equally in right of payment with all existing and future unsecured senior indebtedness, and senior in right of payment to any existing and future subordinated indebtedness. The Debentures are effectively subordinated to all senior secured indebtedness and all indebtedness and liabilities of subsidiaries, including trade creditors.

The Debentures are convertible into shares of Quanex common stock, upon the occurrence of certain events, at an adjusted conversion rate of 39.2978 shares of common stock per $1,000 principal amount of notes. This conversion rate is equivalent to an adjusted conversion price of $25.45 per share of common stock, subject to adjustment in some events such as a common stock dividend or an increase in the cash dividend. Adjustments to the conversion rate are made when the cumulative adjustments exceed 1% of the conversion rate. After the scheduled dividend payment in December 2007, the cumulative adjustments are expected to exceed 1% which will lead to the conversion rate increasing by slightly more than 1%. In January 2005, the Company announced that it had irrevocably elected to settle the principal amount of the Debentures in cash when they become convertible and are surrendered by the holders thereof. The Company retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. Based on the provisions of EITF Issue No. 01-6 “The Meaning of Indexed to a Company’s Own Stock” and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”, the conversion feature of the Debenture is not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and accordingly has not been bifurcated and accounted for separately as a derivative under SFAS 133.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Debentures are only convertible under certain circumstances, including: (i) during any fiscal quarter if the closing price of the Company’s common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the previous fiscal quarter is more than 120% of the conversion price per share of the Company’s common stock on such last trading day; (ii) if the Company calls the Debentures for redemption; or (iii) upon the occurrence of certain corporate transactions, as defined. Upon conversion, the Company has the right to deliver common stock, cash or a combination of cash and common stock. The Company may redeem some or all of the Debentures for cash any time on or after May 15, 2011 at the Debentures’ full principal amount plus accrued and unpaid interest, if any. Holders of the Debentures may require the Company to purchase, in cash, all or a portion of the Debentures on May 15, 2011, 2014, 2019, 2024 and 2029, or upon a fundamental change, as defined, at the Debentures’ full principal amount plus accrued and unpaid interest, if any. Excluding the first fiscal quarter of fiscal 2007, the Debentures have been convertible effective May 1, 2005 and continue to be convertible though the quarter ending January 31, 2008, as the closing price of the Company’s common stock exceeded the contingent conversion price during the applicable periods as described in (i) above. The Company has classified the Debentures as current as of October 31, 2007 as it is reasonably expected that the Debentures will be settled within twelve months.

Other Debt Instruments

The City of Richmond, Kentucky Industrial Building Revenue Bonds were obtained as part of the acquisition of Mikron. These bonds are due in annual installments through October 2020. Interest is payable monthly at a variable rate. The average rate during fiscal 2007 and fiscal 2006 was 3.7% and 3.4%, respectively. These bonds are secured by the land, building and certain equipment of the Mikron East facility located in Richmond, Kentucky. In addition, a $2.5 million letter of credit under the Credit Facility serves as a conduit for making the scheduled payments.

In June 1999, the Company borrowed $3.0 million through Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200,000 beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2007 have ranged from 3.4% to 4.1%. These bonds are secured by a Letter of Credit.

The Company’s 6.50% City of Huntington, Indiana Economic Development Revenue Bonds were scheduled to mature in August 2010. On August 1, 2007, the Company elected to prepay these bonds without penalty as permitted by the indenture. Principal at payoff was $1.7 million.

Additional Debt Disclosures

The Company’s consolidated debt had a weighted average interest rate of 2.5% and 2.6% as of October 31, 2007 and October 31, 2006, respectively. Approximately 97% and 95% of the total debt had a fixed interest rate at October 31, 2007 and 2006, respectively. As of October 31, 2007, the Company has $13.2 million in letters of credit and corporate guarantees, of which $10.8 million in letters of credit fall under the Credit Facility sublimit.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate maturities of long-term debt at October 31, 2007, are as follows (in thousands):

2008	$126,464
2009	363
2010	312
2011	311
2012	310
Thereafter	1,255

Total	$129,015

11.	Pension Plans and Other Postretirement Benefits

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee’s coverage for retirement benefits.

On October 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. See Note 1 for additional information regarding the impact of the adoption of SFAS 158.

Defined Benefit Plans

The Company has non-contributory, single employer defined benefit pension plans that cover substantially all non-union employees and union employees in Vehicular Products. For participants prior to January 1, 2007, these defined benefit pension plans pay benefits to employees at retirement using formulas based upon years of service and either compensation rates near retirement or a flat dollar multiplier, as applicable.

Effective January 1, 2007, the Company amended one of its defined benefit pension plans to reflect a new cash balance formula for all new salaried employees hired on or after January 1, 2007 and for any non-union employees who were not participating in a defined benefit plan prior to January 1, 2007. All new salaried employees and many of the employees converted from other defined contribution plans are eligible to receive credits equivalent to 4% of their annual eligible wages, while some of the employees involved in the conversion were “grandfathered” and are eligible to receive credits ranging up to 6.5% based upon the amount they received prior to the conversion. Additionally, every year the participants will receive an interest related credit on their respective balance equivalent to the prevailing 30-year Treasury rate. As previously discussed, benefits for participants in this plan prior to January 1, 2007 are based on a more traditional formula for retirement benefits.

The Company also provides certain healthcare and life insurance benefits for eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. For fiscal year 2007, the Company made benefit payments totaling $0.4 million, compared to $0.6 million and $0.7 million in fiscal 2006 and 2005, respectively.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. This Act introduces a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. Management has concluded that the Company’s plans are at least “actuarially equivalent” to the Medicare benefit. The Company has not included the federal subsidy from the Act for those eligible. The impact to net periodic benefit cost and to benefits paid did not have a material impact on the consolidated financial statements.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Funded Status and Net Periodic Benefit Cost

The funded status of the defined benefit pension plans and other retiree benefit plans at the respective year-ends was as follows:

	Pension Benefits		Postretirement Benefits
	October 31,
	2007	2006	2007	2006
	(In thousands)

Change in Benefit Obligation
Benefit obligation at beginning of year(1)	$75,543	$69,593	$7,724	$8,099
Service cost	8,082	4,855	67	79
Interest cost	4,489	4,073	425	416
Amendments	—	—	(49)	—
Actuarial loss (gain)	(4,660)	(862)	(494)	(250)
Benefits paid	(1,621)	(1,416)	(355)	(620)
Administrative expenses	(994)	(700)	—	—

Benefit obligation at end of year(1)	$80,839	$75,543	$7,318	$7,724

Change in Plan Assets
Fair value of plan assets at beginning of year	$69,432	$47,394
Actual return on plan assets	10,475	8,197
Employer contributions	508	15,957
Benefits paid	(1,621)	(1,416)
Administrative expenses	(994)	(700)

Fair value of plan assets at end of year	$77,800	$69,432

Funded Status	$(3,039)	$(6,111)	$(7,318)	$(7,724)

(1)	For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

	Pension Benefits		Postretirement Benefits
	October 31,
	2007	2006	2007	2006
	(In thousands)

Reconciliation of Funded Status
Funded status at end of year	$(3,039)	$(6,111)	$(7,318)	$(7,724)
Unrecognized prior service cost (credit)	n/a	1,178	n/a	(363)
Unrecognized net actuarial loss (gain)	n/a	11,856	n/a	787

Net amount recognized	$(3,039)	$6,923	$(7,318)	$(7,300)

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits		Postretirement Benefits
	October 31,
	2007	2006	2007	2006
	(In thousands)

Amounts Recognized in the Consolidated Balance Sheet:
Other assets	$1,054	$5,059	$—	$—
Accrued liabilities	—	(92)	(573)	—
Pension obligation/postretirement benefit	(4,093)	(1,115)	(6,745)	(7,300)
Minimum pension liability	—	3,071	—	—

Net amount recognized	$(3,039)	$6,923	$(7,318)	$(7,300)
Amounts Recognized in Accumulated Other Comprehensive Income (pretax):
Net actuarial (gain) loss	$2,187	n/a	$293	n/a
Net prior service cost (credit)	978	n/a	(347)	n/a
Net transition obligation (asset)	—	n/a	—	n/a

Total	$3,165	n/a	$(54)	n/a

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the Company’s pension plans as of the measurement dates in 2007 and 2006 were $70.1 million and $65.3 million, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	October 31,
	2007	2006
	(In thousands)

Projected benefit obligation	$1,783	$20,436
Accumulated benefit obligation	1,783	20,436
Fair value of plan assets	1,655	19,314

Components of the net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	October 31,
	2007	2006	2005	2007	2006	2005
	(In thousands)

Service cost	$8,082	$4,855	$4,439	$67	$79	$84
Interest cost	4,489	4,073	3,645	425	416	429
Expected return on plan assets	(5,826)	(4,436)	(3,669)	—	—	—
Amortization of unrecognized transition asset	—	—	(50)	—	(58)	(58)
Amortization of unrecognized prior service cost	201	200	201	(65)	—	—
Amortization of unrecognized net loss	359	960	946	—	—	—

Net periodic benefit cost	$7,305	$5,652	$5,512	$427	$437	$455

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of prior service cost and net actuarial gain for the defined benefit pension plans that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during fiscal 2008 is $199 thousand and $9 thousand, respectively. The amount of prior service cost for the other retiree benefit plans that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during fiscal 2008 is $67 thousand.

Measurement Date and Assumptions

The Company uses an October 31 measurement date for its defined benefit plans. The Company determines its actuarial assumptions on an annual basis. The assumptions for the pension benefit and postretirement benefits calculations, as well as assumed health care cost trend rates, for the years ended October 31, are as follows:

	Pension Benefits			Postretirement Benefits
	October 31,
	2007	2006	2005	2007	2006	2005

Weighted average assumptions to determine benefit obligation at year- end:
Discount rate	6.40%	5.98%	5.75%	6.40%	5.98%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%	n/a	n/a	n/a
Weighted average assumptions to determine net periodic benefit costs:
Discount rate	5.98%	5.75%	5.75%	5.98%	5.98%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%	n/a	n/a	n/a
Rate of compensation increase	4.00%	4.00%	4.00%	n/a	n/a	n/a
Health care cost trend rate assumed for next year	n/a	n/a	n/a	7.9%	9.0%	10.0%
Ultimate trend rate	n/a	n/a	n/a	4.5%	4.5%	5.0%
Year rate reaches ultimate trend rate	n/a	n/a	n/a	2011	2011	2011

The discount rate is used to calculate the present value of the projected benefit obligation for pension benefits and the accumulated postretirement benefit obligation for postretirement benefits. The rates are determined based on high-quality fixed income securities that match the duration of expected benefit payments. The company uses a portfolio of high quality corporate bonds (i.e. rated Aa- or better) that match the duration of the expected benefit payments to establish the discount rate for this assumption.

The expected return on plan assets is used to determine net periodic pension expense. The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The return assumption is reviewed annually.

The rate of compensation increase represents the long-term assumption for expected increases to salaries.

The health care cost trend rate represents the Company’s expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date. Our projection for fiscal year 2008 is an increase in health care costs of 7.9%. For measurement purposes, the annual increase in health care costs was assumed to decrease gradually to 4.5% percent by fiscal year 2011 and remain at that level thereafter.

Postretirement plan assumptions reflect our historical experience and our best judgments regarding future expectations. Assumed health care cost trend rates could have an effect on the amounts reported for post

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects as of October 31, 2007:

	One	One
	Percent	Percent
	Increase	Decrease
	(In thousands)

Effect on total service and interest cost components	$9	$(8)
Effect on postretirement benefit obligation	164	(149)

Plan Assets

The Company’s target allocation for the year ending October 31, 2007 and actual asset allocation by asset category as of October 31, 2007 and 2006 are as follows:

		Actual Allocation at
	Target	October 31,
	Allocation	2007	2006

Equity securities	70.0%	70.0%	70.5%
Debt securities	30.0%	30.0%	29.5%

The Company’s investment objective for defined benefit plan assets is to meet the plans’ benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans’ future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers performance relative to the investment guidelines established with each investment manager.

Expected Benefit Payments and Funding

The Company’s pension funding policy is generally to make the minimum annual contributions required by applicable regulations. In fiscal 2007, the Company made voluntary pension contributions in excess of the minimum contribution totaling $0.3 million towards the 2006 plan year. In fiscal 2006, the Company made voluntary pension contributions in excess of the minimum contribution totaling $13.0 million towards the 2005 plan year. After taking into account recent voluntary contributions, the minimum pension contribution required to be made during fiscal 2008 for the 2007 plan year is $9.0 thousand.

Management’s best estimate of its cash requirements for the pension benefit plans and postretirement benefit plans for the year ending October 31, 2008 is $0.4 million and $0.6 million, respectively. For the pension benefit plans, this is comprised of expected contributions to the plan, whereas for postretirement benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. In addition, the Company takes into consideration its business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ greatly from current estimates.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total benefit payments expected to be paid to participants, which include payments funded from the Company’s assets, as discussed above, as well as payments paid from the plans are as follows:

	Pension	Postretirement
Years Ended October 31,	Benefits	Benefits
	(In thousands)

Expected Benefit Payments
2008	$2,104	$573
2009	2,690	590
2010	3,320	589
2011	4,000	597
2012	4,732	609
2013 — 2017	$35,646	$3,019

Defined Contribution Plans

The Company also has defined contribution plans to which both employees and the Company make contributions. The Company contributed approximately $5.0 million, $6.2 million and $6.4 million to these plans in fiscal 2007, 2006 and 2005, respectively. At October 31, 2007, assets of the defined contribution plans included shares of the Company’s common stock with a market value of approximately $18.1 million, which represented approximately 6.9% of the total fair market value of the assets in the Company’s defined contribution plans.

Other

Quanex has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $4.2 million, $4.5 million and $1.4 million at October 31, 2007, 2006 and 2005, respectively. The Company intends to fund these benefits with life insurance policies valued at $29.9 million as of October 31, 2007. The Company also has a non-qualified Deferred Compensation Plan covering members of the Board of Directors and certain key employees of the Company. Earned vested benefits under the Deferred Compensation Plan were approximately $6.8 million, $6.0 million and $7.8 million at October 31, 2007, 2006 and 2005, respectively.

12.	Industry Segment Information

Business segments are reported in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). SFAS 131 requires the Company to disclose certain information about its operating segments where operating segments are defined as “components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance.” Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Quanex has three reportable segments covering two customer-focused markets; the vehicular products and building products markets. The Company’s reportable segments are Vehicular Products, Engineered Building Products, and Aluminum Sheet Building Products. The Vehicular Products segment produces engineered steel bars for the light vehicle, heavy duty truck, agricultural, defense, capital goods, recreational and energy markets. The Vehicular Products segment’s primary market drivers are North American light vehicle builds and, to a lesser extent, heavy duty truck builds. The Engineered Building Products segment produces engineered products and components serving the window and door industry, while the Aluminum Sheet Building Products segment produces mill finished and coated aluminum sheet serving the broader building

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

products markets. The main market drivers of the building products focused segments are residential housing starts and remodeling expenditures.

For financial reporting purposes three of the Company’s five operating divisions, Homeshield, Truseal and Mikron, have been aggregated into the Engineered Building Products reportable segment. The remaining two divisions, MACSTEEL and Nichols Aluminum, are reported as separate reportable segments. The financial performance of the operations is based upon operating income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. The Company measures its inventory at the segment level on a FIFO basis, however at the consolidated Company level, nearly half of the inventory is measured on a LIFO basis. The LIFO reserve is computed on a consolidated basis as a single pool and is thus treated as a corporate expense. See Note 6 to the financial statements for more information. LIFO inventory adjustments along with corporate office charges and intersegment eliminations are reported as Corporate, Intersegment Eliminations or Other. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices. Corporate assets primarily include cash and equivalents and cash surrender value of Date: 14-DEC-2007 15:47:48.35 life insurance policies partially offset by the Company’s consolidated LIFO inventory reserve.

For the years ended October 31, 2007, 2006 and 2005, no one customer represented 10% or more of the consolidated net sales of the Company. Following is selected segment information.

	For the Years Ended October 31,
	2007(3)	2006(3)	2005(3)
	(In thousands)

Net Sales:
Vehicular Products(1)	$1,085,047	$988,799	$1,017,188
Engineered Building Products(2)	457,764	524,625	487,578
Aluminum Sheet Building Products	524,215	539,773	484,112
Intersegment Eliminations	(18,005)	(20,625)	(19,871)

Consolidated	$2,049,021	$2,032,572	$1,969,007

Depreciation and Amortization:
Vehicular Products(1)	$39,049	$34,075	$32,700
Engineered Building Products(2)	27,922	26,927	22,429
Aluminum Sheet Building Products	9,829	9,796	10,028
Corporate	240	276	244

Consolidated	$77,040	$71,074	$65,401

Operating Income (Loss):
Vehicular Products(1)	$132,723	$154,571	$190,667
Engineered Building Products(2)	43,814	52,540	59,207
Aluminum Sheet Building Products	65,732	82,177	72,225
Corporate & Other	(39,329)	(37,894)	(29,324)

Consolidated	$202,940	$251,394	$292,775

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Years Ended October 31,
	2007(3)	2006(3)	2005(3)
	(In thousands)

Capital Expenditures:
Vehicular Products(1)	$18,467	$45,189	$22,704
Engineered Building Products(2)	9,816	20,980	20,867
Aluminum Sheet Building Products	6,102	5,971	6,944
Corporate & Other	11	122	277

Consolidated	$34,396	$72,262	$50,792

Identifiable Assets:
Vehicular Products(1)	$533,641	$473,133	$425,536
Engineered Building Products(2)	444,677	464,605	468,737
Aluminum Sheet Building Products	162,139	169,253	162,131
Corporate, Intersegment Eliminations & Other	194,365	95,161	47,024
Discontinued Operations(3)	—	—	11,350

Consolidated	$1,334,822	$1,202,152	$1,114,778

(1)	Fiscal 2007 includes MACSTEEL Atmosphere Annealing as of February 1, 2007.

(2)	Fiscal 2005 includes Mikron as of December 9, 2004.

(3)	Temroc, Piper Impact and Nichols Aluminum — Golden are included in discontinued operations for all periods.

Net Sales by Product Information

Reportable segment net sales separately reflect revenues for each group of similar products and services. The Vehicular Products segment sells engineered steel bars, while the Engineered Building Products segment sells window and door components and the Aluminum Sheet Building Products segment sells aluminum mill sheet products.

Geographic Information

Operations of the Company and all identifiable assets are located in the United States. Net sales by geographic region are attributed to countries based on the location of the customer and are as follows:

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Net Sales
United States	$1,871,299	$1,898,447	$1,867,648

Mexico	72,212	58,481	44,097
Canada	91,485	65,701	45,652
Asian countries	7,874	6,084	5,026
European countries	4,638	2,367	5,604
Other foreign countries	1,513	1,492	980

Total foreign	177,722	134,125	101,359

Total net sales	$2,049,021	$2,032,572	$1,969,007

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Stockholders’ Equity

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.50 per share, and 1,000,000 shares of Preferred Stock, no par value, as of October 31, 2007. As of October 31, 2007 and 2006, there were no shares of Preferred Stock issued or outstanding.

The Company has Preferred Stock Purchase Rights (the Rights) pursuant to the Third Amended and Restated Rights Agreement (the Rights Agreement) effective October 18, 2004. The Rights were originally authorized and distributed by the Company’s Board of Directors in 1986. The Rights Agreement is intended to assure that all shareholders would receive fair treatment in the event of a proposed takeover of the Company and to further protect shareholders by providing the Board of Directors of the Company with needed flexibility in responding to abusive takeover tactics. The Rights Agreement originally provided for one Right (subject to adjustment for certain events) on each outstanding share of the Company’s common stock. Each Right represents the right to purchase a certain amount of shares of Series A Junior Participating Preferred Stock (Preferred Stock) of the Company. The number of Rights associated with each share of common stock outstanding is adjusted in certain events such as the Company declaring a common stock dividend, subdividing or combining the common stock, or issuing any shares of its capital stock in a reclassification of the outstanding common stock.

Each outstanding share of the Company’s common stock is associated with 4/9th (or approximately 44%) of a Right. Each Right, when exercisable, entitles the holder to purchase 1/1,000th of a share of Preferred Stock at an exercise price of $90. This is equivalent to each outstanding share of the Company’s common stock being associated with the purchase of 1/2,250th of a share of Preferred Stock at an exercise price of $90. Each 1/1,000th of a share of Preferred Stock will be entitled to a dividend equal to the greater of $.01 or the dividend declared on each share of common stock, and will be entitled to 1/1,000th of a vote, voting together with the shares of common stock. The Rights will be exercisable only if, without the Company’s prior consent, a person or group of persons acquires or announces the intention to acquire 20% or more of the Company’s common stock. If the Company is acquired through a merger or other business combination transaction, each Right will entitle the holder to purchase $180 worth of the surviving company’s common stock for $90. Additionally, if someone acquires 20% or more of the Company’s common stock, each Right not owned by the 20% or greater shareholder would permit the holder to purchase $180 worth of the Company’s common stock for $90. The Rights are redeemable, at the option of the Company, at $.02 per Right at any time until ten days after someone acquires 20% or more of the common stock in lieu of a purchase of Preferred Stock. The Rights expire April 15, 2009.

The Board adopted a resolution on November 18, 2007 to provide that the transactions contemplated by the Gerdau Merger Agreement would not trigger the issuance of the Rights as described above. Furthermore, the Rights Agreement will terminate and the rights will expire immediately before the closing of the Gerdau Merger.

As a result of the Rights distribution, 150,000 of the 1,000,000 shares of authorized Preferred Stock have been reserved for issuance as Series A Junior Participating Preferred Stock.

14.	Stock Repurchase Program and Treasury Stock

On December 5, 2002, the Board of Directors approved a program to purchase up to a total of 2.25 million shares of its common stock in the open market or in privately negotiated transactions. On August 26, 2004, after the Company repurchased 986,850 shares during fiscal 2003, the Board of Directors authorized the Company to reload its stock buyback program, increasing the existing authorization back up to 2.25 million shares. By October 31, 2004, all of the shares in treasury stock were used through stock option exercises and other compensation plans. There were no treasury shares purchased during fiscal 2004 and 2005 and at October 31, 2004 and 2005, there were no shares in treasury stock.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 24, 2006, the Board of Directors approved an additional increase of 2.0 million shares to the existing program. The Company purchased 1,573,950 treasury shares for $58.3 million in fiscal 2006. During fiscal year 2006 and 2007, the number of shares in treasury was reduced to 1,200,617 and 981,117, respectively, primarily as a result of stock option exercises. As of October 31, 2007, the remaining shares authorized for repurchase in the program was 2,676,050.

15.	Stock-Based Compensation

In the first quarter of fiscal 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in the consolidated financial statements beginning as of November 1, 2005.

The Company has stock option, restricted stock, and restricted stock unit (RSU) plans which provide for the granting of stock options, common shares or RSUs to key employees and non-employee directors. The Company’s practice is to grant options and restricted stock or RSUs to directors on October 31st of each year, with an additional grant of options to each director on the date of his or her first anniversary of service. Additionally, the Company’s practice is to grant options and restricted stock to employees at the Company’s December board meeting and occasionally to key employees on their respective dates of hire. The exercise price of the option awards is equal to the closing market price on these pre-determined dates. The following table shows a summary of information with respect to stock option, restricted stock, and RSU compensation for 2007 and 2006 and restricted stock compensation for 2005, which are included in the consolidated statements of income for those respective periods:

	Years Ended October 31,
	2007	2006	2005
	(In thousands)

Total pretax stock-based compensation expense included in net income	$6,036	$5,298	$946
Income tax benefit related to stock-based compensation included in net income	$2,257	$1,960	$355

The Company has not capitalized any stock-based compensation cost as part of inventory or fixed assets during the fiscal years 2007, 2006, and 2005. Cash received from option exercises for the years ended October 31, 2007, 2006 and 2005 was $3.6 million, $6.7 million and $8.5 million, respectively. The actual tax benefit realized for the tax deductions from option exercises and lapses on restricted stock totaled $1.6 million, $5.0 million and $5.8 million for years ended October 31, 2007, 2006 and 2005, respectively.

The Company generally issues shares from treasury, if available, to satisfy stock option exercises. If there are no shares in treasury, the Company issues additional shares of common stock.

Restricted Stock Plans

Under the Company’s restricted stock plans, common stock may be awarded to key employees, officers and non-employee directors. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period, but typically either immediately vest or cliff vest over a three-year period with service as the vesting condition. Upon issuance of stock under the plan, fair value is measured by the grant date price of the Company’s shares. This fair value is then expensed over the restricted period with a corresponding increase to additional

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

paid-in-capital. A summary of non-vested restricted shares at October 31, 2007, and changes during the year ended October 31, 2007, is presented below:

		Weighted-
		Average Grant-
		Date Fair Value
	Shares	per Share

Nonvested at October 31, 2006	124,785	$27.71
Granted	42,850	37.55
Vested	(54,225)	22.98
Forfeited	—	—

Nonvested at October 31, 2007	113,410	$34.33

The weighted-average grant-date fair value of restricted stock granted during the years ended October 31, 2007, 2006 and 2005 Operator: was $37.55, $40.50 and $27.33, respectively. The total fair value of restricted stock vested during the years ended October 31, 2007, 2006 and 2005 was $1.2 million, $0.1 million and $0.4 million, respectively. Total unrecognized compensation cost related to unamortized restricted stock awards was $1.0 million as of October 31, 2007. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Valuation of Stock Options under SFAS 123R

Under SFAS 123R, the Company continues to use the Black-Scholes-Merton option-pricing model to estimate the fair value of its stock options. However, the Company has applied the expanded guidance under SFAS 123R and SAB 107 for the development of its assumptions used as inputs for the Black-Scholes-Merton option pricing model for grants beginning November 1, 2005. Expected volatility is determined using historical volatilities based on historical stock prices for a period that matches the expected term. The expected volatility assumption is adjusted if future volatility is expected to vary from historical experience. The expected term of options represents the period of time that options granted are expected to be outstanding and falls between the option’s vesting and contractual expiration dates. The expected term assumption is developed by using historical exercise data adjusted as appropriate for future expectations. Separate groups of employees that have similar historical exercise behavior are considered separately. Accordingly, the expected term range given below results from certain groups of employees exhibiting different behavior. The risk-free rate is based on the yield at the date of grant of a zero-coupon U.S. Treasury bond whose maturity period equals the option’s expected term. The fair value of each option was estimated on the date of grant. The following is a summary of valuation assumptions for grants during the years ended October 31, 2007, 2006 and 2005:

	Grants During the Years Ended October 31
	2007	2006	2005
Valuation Assumptions	(SFAS 123R)	(SFAS 123R)	(SFAS 123)

Weighted-average expected volatility	36.5%	35.0%	35.2%
Expected term (in years)	4.9-5.1	4.8-5.2	5.0
Risk-free interest rate	4.4%	4.5%	3.5%
Expected dividend yield over expected term	1.75%	2.0%	1.5%

The weighted-average grant-date fair value of options granted during the years ended October 31, 2007, 2006 and 2005 was $12.52, $12.56 and $8.57, respectively. The increase in per share fair value of the options in 2006 compared to 2005 was primarily related to the increase in the Company’s stock price on the date of grant to an average price of approximately $40 per share in fiscal 2006 from $27 per share in fiscal 2005.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proforma Effect Prior to the Adoption of SFAS 123R

The following table presents the proforma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation prior to the adoption of SFAS 123R during the year ending October 31, 2005 (in thousands except per share amounts).

2005

Net income, as reported	$155,160
Add: Restricted stock compensation, net of forfeitures included in reported net income, net of tax	591
Deduct: Total stock-based employee compensation (restricted stock amortization and stock option expense determined under SFAS 123 fair value based method), net of related tax effects	(2,782)

Pro forma net income	$152,969

Earnings per common share:
Basic as reported	$4.11
Basic pro forma	$4.05
Diluted as reported	$3.95
Diluted pro forma	$3.90

Disclosures for the year ended October 31, 2007 and 2006 are not presented as the amounts are recognized in the consolidated financial statements.

2006 Omnibus Incentive Plan

At the Company’s annual meeting in February 2006, the Company’s stockholders approved the Quanex Corporation 2006 Omnibus Incentive Plan (the 2006 Plan). The 2006 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock awards, performance unit awards, annual incentive awards, other stock-based awards and cash-based awards. The 2006 Plan is administered by the Compensation Committee of the Board and allows for immediate, graded or cliff vesting options, but options must be exercised no later than ten years from the date of grant. The aggregate number of shares of common stock authorized for grant under the 2006 Plan is 2,625,000. Any officer, key employee and / or non-employee director of the Company or any of its affiliates is eligible for awards under the 2006 Plan. The initial awards granted under the 2006 Plan were during the third fiscal quarter of 2006; service is the vesting condition.

QUANEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of stock option activity under the 2006 Plan during the year ended October 31, 2007 is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual	Intrinsic Value
	Shares	per Share	Term (In Years)	(000’s)

Outstanding at October 31, 2006	46,578	$34.83
Granted	292,890	37.70
Exercised	(3,837)	34.19
Cancelled	(7,050)	37.47
Expired	—	—

Outstanding at October 31, 2007	328,581	$37.34	9.0	$1,264

Vested or expected to vest at October 31, 2007	300,748	$37.32	9.0	$1,163

Exercisable at October 31, 2007	37,875	$36.54	8.6	$176

The total intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended October 31, 2007 was $0.1 million. No options were exercised during fiscal year 2006.

A summary of the nonvested stock option shares under the 2006 Plan during the year ended October 31, 2007 is presented below:

		Weighted-
		Average Grant-
		Date Fair Value
	Shares	per Share

Nonvested at October 31, 2006	26,250	$11.54
Granted	292,890	$12.52
Vested	(21,384)	$12.65
Forfeited	(7,050)	$12.56

Nonvested at October 31, 2007	290,706	$12.42

Total unrecognized compensation cost related to stock options granted under this plan was $1.3 million as of October 31, 2007. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the years ended October 31, 2007 and 2006 was $0.3 million and $0.2 million, respectively.

Key Employee and Non-Employee Director Stock Option Plans

The Company’s 1996 Employee Stock Option and Restricted Stock Plan (the 1996 Plan) and 1997 Key Employee Stock Plan (the 1997 Plan) provide for the granting of options to employees and non-employee directors of up to an aggregate of 6,637,500 common shares. Unless otherwise provided by the Board of Directors at the time of grant, options become exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. The 1996 Plan expired as of December 31, 2005, and the 1997 Plan was terminated effective December 31, 2005.